UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Financial Statements

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

December 31, 2011 and 2010
With Report of Independent Auditors

(A free translation of the original issued in Portuguese)

Telefônica Brasil S.A.

(formerly Telecomunicações de São Paulo S.A. – Telesp)

Financial statements

As of and for the years ended December 31, 2011 and 2010.

Free translation from Portuguese into English of the Individual and Consolidated Financial Statements prepared in accordance with the accounting practices adopted in Brazil and the Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS).

Independent auditors´ report on financial statements

(A free translation of the original report issued in Portuguese)

Shareholders, Management and Board Members

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – TELESP)

São Paulo – SP

We have audited the accompanying individual and consolidated financial statements of Telefônica Brasil S.A. (“Company”), identified as Company and Consolidated, respectively, which comprise the balance sheet as at 31 December, 2011, and the related statements of income, of comprehensive income, of changes in shareholders’ equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board – IASB, and in conformity with accounting practices adopted in Brazil, and for such internal control management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of risks of material misstatement of the Company’s financial statements, whether due to fraud or error. In this risk assessment, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of Telefônica Brasil S.A. as at December 31, 2011, its financial performance and its cash flows for the year then ended in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefônica Brasil S.A. as at December 31, 2011, its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and accounting practices adopted in Brazil.

Emphasis of matter

As mentioned in Note 2, the individual financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of Telefônica Brasil S.A, these practices differ from the IFRS, applicable to the individual financial statements, solely with respect to the measurement of investments in subsidiaries, affiliates and  jointly-owned subsidiary under the equity method, while such investments would be measured at cost or fair value for IFRS purposes. Our opinion is not qualified due to this matter.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added  for the year ended December 31, 2011, prepared under management responsibility, whose presentation is required by Brazilian corporation law for publicly-held companies, as supplementary information under IFRS, whereby statements of value added presentation is not required. These statements have been subject to the same audit procedures previously described, and, in our opinion, are presented fairly, in all material respects, in relation to the overall financial statements.

São Paulo, February 14, 2012

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC-2SP015199/O-6

Alexandre Hoeppers

Accountant CRC-SC021011/O-3-T-PR-S-S

Telefônica Brasil S.A.

(formerly Telecomunicações de São Paulo S.A. – Telesp)

Balance sheets

December 31, 2011 and 2010

(In thousands of reais)

(A free translation of the original issued in Portuguese)

	Note	Company		Consolidated
Assets		2011	2010	2011	2010
Current assets		4,775,480	4,374,823	11,810,118	5,147,449
Cash and cash equivalents	5 and 36	826,902	1,089,089	2,940,342	1,556,715
Trade accounts receivable, net	6	2,286,636	2,356,013	5,105,860	2,546,225
Inventories	7	31,836	35,102	471,721	77,499
Recoverable taxes	8.1	1,130,761	480,691	2,495,066	659,357
Escrow deposits	9	-	-	116,421	-
Derivatives	36	674	166	1,840	166
Prepaid expenses	10	37,705	40,623	255,056	41,372
Other	11	460,966	373,139	423,812	266,115
Noncurrent assets		50,269,267	15,226,157	53,679,855	14,818,845
Long-term portion of investments pledged as collateral		-	-	99,114	-
Trade accounts receivable, net	6	-	-	84,855	67,343
Recoverable taxes	8.1	787,852	320,720	1,014,959	326,677
Deferred taxes	8.2	-	501,354	1,428,878	503,679
Escrow deposits	9	2,815,964	1,696,417	3,400,244	1,710,683
Derivatives	36	35,142	-	225,935	-
Prepaid expenses	10	18,290	24,647	32,138	24,647
Other	11	109,221	109,698	148,293	153,808
Investments	12	20,245,883	2,370,573	37,835	100,837
Property, plant and equipment, net	13	9,691,517	9,575,959	17,153,920	10,200,697
Intangible assets, net	14	16,565,398	626,789	30,053,684	1,730,474

Total Assets		55,044,747	19,600,980	65,489,973	19,966,294

	Note	Company		Consolidated
Liabilities and Shareholders’ Equity		2011	2010	2011	2010
Current Liabilities		6,398,178	5,293,548	12,740,263	5,615,310

Payroll and related accruals	15	244,438	299,877	495,624	307,245
Trade accounts payable	16	2,396,987	2,568,077	6,081,611	2,832,157
Taxes payable	17	700,187	720,143	1,691,991	754,993
Loans and financing	18.1	510,899	420,412	988,413	420,412
Debentures	18.2	468,624	-	468,624	-
Dividends and interest on shareholders’ equity payable	19	972,986	450,897	972,986	450,897
Provisions	20	287,137	240,213	416,313	240,213
Derivatives	36	10,960	9,502	51,162	9,502
Deferred revenue	21	84,956	93,518	761,268	103,339
Share fractions		346,396	112,594	389,953	112,594
Other	22	374,608	378,315	422,318	383,958
Noncurrent Liabilities		5,320,852	2,640,318	9,418,925	2,683,870
Taxes payable	17	32,390	26,786	459,358	38,707
Deferred taxes	8.2	788,954	-	788,954	-
Loans and financing	18.1	1,277,783	1,405,314	3,959,115	1,405,314
Debentures	18.2	787,807	-	787,807	-
Provisions	20	2,336,981	1,085,633	3,120,798	1,118,698
Derivatives	36	13,382	18,542	78,369	18,542
Deferred revenue	21	38,616	35,220	156,266	38,400
Other	22	44,939	68,823	68,258	64,209
Shareholders’ equity	23	43,325,717	11,667,114	43,330,785	11,667,114
Capital		37,798,110	6,575,480	37,798,110	6,575,480
Capital reserves		2,719,665	2,733,562	2,719,665	2,733,562
Legal reserve		877,322	659,556	877,322	659,556
Non-controlling interest acquisition premium		(29,929)	-	(29,929)	-
Other comprehensive Income		7,520	4,417	7,520	4,417
Additional proposed dividends		1,953,029	1,694,099	1,953,029	1,694,099
Non-controlling shareholders		-	-	5,068	-
Total Liabilities		55,044,747	19,600,980	65,489,973	19,966,294

The accompanying notes are an integral part of these financial statements.

Telefônica Brasil S.A.

(formerly Telecomunicações de São Paulo S.A. – Telesp)

Statements of income

For the years ended December 31, 2011 and 2010

(In thousands of reais, except earnings per share data)

(A free translation of the original issued in Portuguese)

		Company		Consolidated
	Note	2011	2010	2011	2010
Net operating revenue	24	14,869,327	14,624,068	29,128,740	15,798,251
Cost of goods and services	25	(8,766,822)	(7,701,401)	(14,380,171)	(8,844,805)
Gross profit		6,102,505	6,922,667	14,748,569	6,953,446
Operating (expenses) income		(1,448,017)	(3,320,796)	(8,951,203)	(3,388,110)
Selling	26	(2,920,471)	(2,816,885)	(7,010,125)	(2,964,632)
General and administrative	27	(868,954)	(663,028)	(2,383,236)	(738,846)
Equity in earnings (losses) of associates	12	2,308,650	(189,047)	-	2,889
Other operating income, net	28	32,758	348,164	442,158	312,479

Operating income before financial expenses, net		4,654,488	3,601,871	5,797,366	3,565,336
Financial expense, net	29	(85,063)	(169,461)	(139,692)	(120,738)

Income before income tax and social contribution		4,569,425	3,432,410	5,657,674	3,444,598
Income tax and social contribution	30	(214,107)	(1,033,574)	(1,295,475)	(1,045,762)
Net income for the year		4,355,318	2,398,836	4,362,199	2,398,836

Attributed to:
Participation of non-controlling shareholders		-	-	6,881	-
Equity holders of the parent company		4,355,318	2,398,836	4,355,318	2,398,836

Basic and diluted earnings per share – common		4.40	4.45	4.40	4.45
Basic and diluted earnings per share – preferred		4.84	4.89	4.84	4.89

The accompanying notes are an integral part of these financial statements.

Telefônica Brasil S.A.

(formerly Telecomunicações de São Paulo S.A. – Telesp)

Statement of comprehensive income

For the years ended December 31, 2011 and 2010

 (In thousands of reais)

(A free translation of the original issued in Portuguese)

	Company		Consolidated
	2011	2010	2011	2010
Net income for the year	4,355,318	2,398,836	4,362,199	2,398,836
Gains (Losses) on available for sale securities	(5,170)	(117,609)	(5,170)	(117,609)
Taxes on earnings (losses) on available for sale securities	1,758	39,987	1,758	39,987
Unrealized actuarial gains (losses) and effect of the limitation of surplus plan assets	(57,598)	(54,474)	(62,581)	(60,585)
Taxes on unrealized actuarial gains (losses) and effect of the limitation of surplus plan assets	19,584	18,522	19,584	18,522
Gains (losses) on cash flow hedge	-	-	3,022	-
Taxes on gains (losses) on cash flow hedge	-	-	(1,027)	-
Cumulative translation adjustments of foreign currency transactions	4,520	(6,778)	4,520	(6,778)
Participation in comprehensive income of subsidiaries	(2,988)	(6,111)	-	-
Net gains (losses) recognized in equity	(39,894)	(126,463)	(39,894)	(126,463)
Comprehensive income for the year	4,315,424	2,272,373	4,322,305	2,272,373
Attributable to:
Participation of non-controlling shareholders	-	-	6,881	-
Equity holders of the parent company	4,315,424	2,272,373	4,315,424	2,272,373
Basic and diluted earnings per share – common	4.36	4.21	4.36	4.21
Basic and diluted earnings per share – preferred	4.80	4.63	4.80	4.63

The accompanying notes are an integral part of these financial statements.

Telefônica Brasil S.A.

(formerly Telecomunicações de São Paulo S.A. – Telesp)

Statements of changes in shareholders´ equity

For the years ended December 31, 2011 and 2010

(In thousands of reais)

(A free translation of the orginal issued in Portuguese)

	Capital		Special Goodwill reserve	Capital reserves	Treasury shares	Legal Reserve	Retained Earnings	Additional proposed dividend	Unrealized gains on available for sale securities, net of tax	Cash flow hedge	Cumulative translation adjusments	Shareholders’ equity of company	Participation of non-controlling shareholders	Total shareholders' equity
		Premium paid on acquisition of non-controlling interest

Balances as of December 31, 2009	6,575,480	-	63,074	2,688,207	(17,719)	659,556	(8,759)	1,251,646	90,918	-	(2,101)	11,300,302	-	11,300,302

Unclaimed dividends and interest on shareholders’ equity, net of taxes	-		-	-	-	-	134,440	-	-	-	-	134,440	-	134,440
Net income for the year	-	-	-	-	-	-	2,398,836	-	-	-	-	2,398,836	-	2,398,836
Other comprehensive income	-	-	-	-	-	-	(42,063)	-	(77,622)	-	(6,778)	(126,463)	-	(126.463)
Appropriations:		-
Dividends	-		-	-	-	-	(196,355)	(1,251,646)	-	-	-	(1,448,001)	-	(1,448,001)
Interest on shareholders’ equity	-	-	-	-	-	-	(503,200)	-	-	-	-	(503,200)	-	(503,200)
Withholding tax on interest on shareholders’ equity	-	-	-	-	-	-	(88,800)	-	-	-	-	(88,800)	-	(88,800)
Additional proposed dividend		-					(1,694,099)	1,694,099	-	-		-		-

Balances as of December 31, 2010	6,575,480		63.074	2,688,207	(17,719)	659,556	-	1,694,099	13,296	-	(8,879)	11,667,114	-	11,667,114

Unclaimed dividends and interest on shareholders’ equity, net of taxes	-		-	-	-	-	107,874	-	-	-	-	107,874	-	107,874
Capital increase due to the acquisiton of Vivo Part. on 04/27/2011	31,222,630	-	-	47,723	-	-	-	-	-	-	-	31,270,353	-	31,270,353
Withdrawal rights paid to shareholders due to the acquisiton of Vivo Part.	-	-	-	-	(3)	-	-	-	-	-	-	(3)	-	(3)
Repurchase of shares	-	-	-	-	(61,617)	-	-	-	-	-	-	(61,617)	-	(61,617)
Acquisiton of non-controlling shareholders	-	(29,929)	-		-	-	-	-	-	-	-	(29,929)	(1,813)	(31,742)
Net income for the year	-	-	-	-	-	-	4,355,318	-	-	-	-	4,355,318	6,881	4,362,199
Other comprehensive income	-	-	-	-	-	-	(42,997)		(3,412)	1,995	4,520	(39,894)	-	(39,894)
Appropriations		-						-	-	-	-	-	-	-
Dividends	-		-	-	-	-	(382,400)	(1,694,099)	-	-	-	(2,076,499)	-	(2,076,499)
Interest on shareholders’equity	-	-	-	-	-	-	(1,586,950)	-	-	-	-	(1,586,950)	-	(1,586,950)
Withholding tax on interest on shareholders’equity	-	-	-	-	-	-	(280,050)	-	-	-	-	(280,050)	-	(280,050)
Legal Reserve	-	-	-	-	-	217,766	(217,766)	-	-	-	-	-	-	-
Additional proposed dividend	-	-	-	-	-	-	(1,953,029)	1,953,029	-	-	-	-	-	-
		-
Balances as of December 31, 2011	37,798,110	(29,929)	63,074	2,735,930	(79,339)	877,322	-	1,953,029	9,884	1,995	(4,359)	43,325,717	5,068	43,330,785
Outstanding shares (thousand)														1,123,885
Equity amounts per share														38.55

The accompanying notes are an integral part of these financial statements.

Telefônica Brasil S.A.

(formerly Telecomunicações de São Paulo S.A. – Telesp)

Statements of cash flows

For the years ended December 31, 2011 and 2010

(In thousands of reais)

(A free translation of the original issued in Portuguese)

	Company		Consolidated
	Dez/2011	Dez/2010	Dez/2011	Dez/2010
Cash flows from operations
Income before income tax and social contribution	4,569,426	3,432,410	5,657,674	3,444,598
Items that do not affect cash
Expenses (revenues) not affecting cash	394,150	2,129,647	5,326,120	2,270,478
Depreciation and amortization	2,110,275	1,653,771	4,585,994	1,913,494
Exchange variations from loans	63,315	(638)	89,549	(638)
Monetary variations	(33,317)	31,389	(30,323)	34,580
(Gain)/ Loss from equity in earnings of associates	(2,308,650)	189,047	-	(2,889)
Gain on permanent asset disposals	(74,304)	(309,467)	(482,115)	(317,486)
Allowance for doubtful accounts	300,905	327,302	506,581	386,340
Pension and other post-retirement benefits plans	6,960	5,187	(1,163)	4,504
Tax, civil and labor provisions	126,652	6,529	255,420	25,578
Interest expense	192,729	240,367	416,426	240,367
Provision for dismantling costs	796	4,120	(33,138)	4,332
Provision for loyalty program	-	-	9,861	-
Others	8,789	(17,960)	9,028	(17,704)
(Increase) decrease in operating assets	(246,491)	(209,966)	(488,210)	(208,514)
Trade accounts receivable, net	(231,527)	35,558	(933,558)	87,501
Inventories	3,266	78,463	(55,669)	70,937
Other current assets	168,187	(76,414)	601,573	(61,161)
Other noncurrent assets	(186,417)	(247,573)	(100,556)	(305,791)

Increase (decrease) in operating liabilities	(1,335,778)	(929,004)	(2,354,209)	(974,304)
Payroll and related accruals	(55,439)	168,256	(56,908)	166,994
Accounts payable and accrued expenses	(53,150)	(64,178)	85,694	(26,355)
Taxes other than income taxes	(33,153)	56,332	130,058	(8,043)
Other current liabilities	(338,690)	52,190	(521,056)	43,621
Other noncurrent liabilities	(44,019)	(5,699)	(97,655)	(3,031)
Interest paid	(233,255)	(265,792)	(496,103)	(265,792)
Income and social contribution taxes paid	(578,072)	(870,113)	(1,398,239)	(881,698)

Cash provided by operations	3,381,307	4,423,087	8,141,375	4,532,258

The accompanying notes are an integral part of these financial statements.

Telefônica Brasil S.A.

(formerly Telecomunicações de São Paulo S.A. – Telesp)

Statements of cash flows (Continued)

For the years ended December 31, 2011 and 2010

(In thousands of reais)

(A free translation of the original issued in Portuguese)

	Company		Consolidated
	Dez/2011	Dez/2010	Dez/2011	Dez/2010

Cash flows generated from (used in) investing activities
Capital increase in subsidiaries and associates	(114,000)	(209,251)	-	(3,557)
Ac Aquisition of fixed and intangible assets, net of grants	(2,231,643)	(1,948,521)	(4,653,708)	(2,126,465)
Cash from sales of fixed assets	127,817	292,724	610,880	292,858
Cash from sales of investment	-	127,185	-	178,453
Dividends and interest on shareholders’ equity collected	1,040,211	-	-	-
Cash and cash equivalents for consolidation of companies	-	-	31,095	-
Cash and cash equivalents from business combination	698,837	-	1,982,898	-
Cash used in investing activities	(478,778)	(1,737,863)	(2,028,835)	(1,658,711)

Cash flows generated from (used in) financing activities
Loans paid	(1,148,003)	(1,742,818)	(1,426,334)	(1,742,818)
New loans obtained	2,276,774	74,275	2,123,727	74,275
Net payment on derivatives contracts	64,712	(5,399)	56,765	(5,399)
Dividends and interest on shareholders’ equity paid	(4,262,729)	(1,919,906)	(5,387,601)	(1,919,906)
Acquisition of non-controlling interest	(33,850)	-	(33,850)	-
Repurchase of shares	(61,620)	-	(61,620)	-
Cash used in financing activities	(3,164,716)	(3,593,848)	(4,728,913)	(3,593,848)

Increase (decrease) in cash and cash equivalents	(262,187)	(908,624)	1,383,627	(720,301)

Cash and cash equivalents at beginning of year	1,089,089	1,997,713	1,556,715	2,277,016
Cash and cash equivalents at end of year	826,902	1,089,089	2,940,342	1,556,715

Changes in cash during the year	(262,187)	(908,624)	1,383,627	(720,301)

The accompanying notes are an integral part of these financial statements.

Telefônica Brasil S.A.

(formerly Telecomunicações de São Paulo S.A. – Telesp)

Statements of value added

For the years ended December 31, 2011 and 2010

(In thousands of reais)

(A free translation of the original issued in Portuguese)

	Company		Consolidated
	2011	2010	2011	2010
Revenues	20,470,838	20,461,874	40,486,930	21,838,925
Sale of goods and services	20,302,208	20,005,343	39,755,569	21,405,355
Other income	469,535	783,833	1,237,942	819,911
Allowance for doubtful accounts	(300,905)	(327,302)	(506,581)	(386,341)
Products acquired from third parties	(9,247,073)	(8,333,337)	(15,548,284)	(9,232,139)
Cost of goods, products and services	(6,237,109)	(5,609,807)	(8,070,174)	(6,064,202)
Materials, energy, third parties services and others	(2,851,659)	(2,425,870)	(6,666,229)	(2,826,468)
Loss (Recovery) of assets	(53,513)	(137,137)	(128,765)	(137,886)
Others	(104,792)	(160,523)	(683,116)	(203,583)
Gross added value	11,223,765	12,128,537	24,938,646	12,606,786
Retentions	(2,110,276)	(1,653,771)	(4,585,994)	(1,913,494)
Depreciation and amortization	(2,110,276)	(1,653,771)	(4,585,994)	(1,913,494)
Net added value produced	9,113,489	10,474,766	20,352,652	10,693,292
Added value received upon transfer	2,858,168	97,082	1,103,359	347,243
Gain (loss) from equity in associates	2,308,650	(189,047)	-	2,889
Financial income	549,518	286,129	1,103,359	344,354
Total added value to be distributed	11,971,657	10,571,848	21,456,011	11,040,535
Distribution of added value	(11,971,657)	(10,571,848)	(21,456,011)	(11,040,535)
Payroll and related charges	(702,475)	(719,309)	(1,435,014)	(752,498)
Salary	(534,423)	(490,275)	(1,100,079)	(514,681)
Benefits	(116,906)	(90,529)	(226,342)	(95,386)
Payroll tax (FGTS)	(44,197)	(40,765)	(89,131)	(42,774)
Others	(6,949)	(97,740)	(19,462)	(99,657)
Taxes, fees and contributions	(5,593,304)	(6,473,088)	(12,679,126)	(6,601,114)
Federal tax	(1,324,605)	(2,123,769)	(4,471,035)	(2,213,162)
State tax	(4,223,367)	(4,302,080)	(8,124,977)	(4,305,339)
Municipal tax	(45,332)	(47,239)	(83,114)	(82,613)
Interest on third parties capital	(1,052,410)	(820,835)	(2,589,184)	(1,121,278)
Interest	(232,248)	(353,219)	(490,028)	(356,337)
Rent and leasing operations	(420,997)	(369,384)	(1,345,329)	(660,921)
Others	(399,165)	(98,232)	(753,827)	(104,020)
Dividends and interest on shareholders’ equity	(4,355,318)	(2,398,836)	(4,362,199)	(2,398,836)
Interest on shareholders’ equity	(1,867,000)	(592,000)	(1,867,000)	(592,000)
Dividends	(2,270,552)	(1,806,836)	(2,270,552)	(1,806,836)
Retained earnings	(217,766)	-	(224,647)
Other	(268,150)	(159,780)	(397,369)	(166,809)
Provisions, net	(268,150)	(159,780)	(397,369)	(166,809)
Participation of non-controlling shareholders	-	-	6,881	-

The accompanying notes are an integral part of these Financial Statements.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

1.   Operations and background

a)  Controlling shareholders

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp), hereinafter “Telefônica Brasil” or “Company”, is headquartered at Rua Martiniano de Carvalho, 851, in the capital of the state of São Paulo, Brazil. Telefônica Brasil belongs to the Telefonica Group, the telecommunications industry leader in Spain which is also present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of December 31, 2011, held total direct and indirect interest of 73.81% of which 91.76% are common shares and 64.60% are preferred shares (87.95% in December 31, 2010, of which 85.57% were common shares and 89.13% were preferred shares).

b)  Operations

The Company and its subsidiaries’ basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo and mobile telephone services nationwide under Fixed Switch Telephone Service Concession Agreement - STFC and authorizations, respectively granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil under the Law n°9,472 of July 16, 1997 – General Law of Telecommunications modified by Law n° 9,986 of July 18, 2000 (Note 1.b.1 and 1.b.2.). The Company and its subsidiaries have also authorizations from ANATEL to provide other telecommunications services, such as data communication to the business market, broadband internet services (under the Speedy and Ajato brands), mobile telephone services (SMP, through Vivo) and pay TV services (i) by satellite all over the country (Telefonica TV Digital) and (ii) using (MMDS) Multichannel Multipoint Distribution Service technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre. The authorizations for use of 2.5GHz frequency associated with pay TV service by MMDS technology were extended in February 16, 2009 and await a position from ANATEL regarding the payment conditions for renewal.

The Company is registered with the Brazilian Securities and Exchange Commission (CVM) as a publicly-held Company - category A (issuers authorized to negotiate any securities) and its shares are traded in the São Paulo Stock Exchange (Bovespa). The Company is also registered with the U.S. Securities and Exchange Commission (SEC) and its American Depositary Shares (ADSs) – level II, listed only as preferred shares, are traded in the New York Stock Exchange (NYSE).

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

b.1. Fixed Switch Telephone Service Concession Agreement (STFC)

The Company is the concessionaire of the Fixed Switched Telephone Service (STFC) to render fixed telephony services in the local network and national long distance calls originated in sector 31 of region 3, which comprises the State of São Paulo (except the municipalities that form the sector 33), established in the General Concession Plan (PGO/2008).

The current Concession Agreement dated June 30, 2011, in place since July 1, 2011 awarded as an onerous title, will be valid until December 31, 2025. However, the agreement can be reviewed on December 31, 2015 and December 31, 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in place at that moment.

The Concession Agreement establishes that all assets owned by the Company which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force at that moment. On December 31, 2011, the carrying amount of reversible assets is estimated at R$6,698,899 (R$6,818,075 as of December 31, 2010), comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

In accordance with the Concession Agreement, every two years, during the agreement’s new 20-year period, public regime companies will have to pay a fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. In April of 2011, the Company made a payment for this concept of R$186,852, based on the 2010 STFC net revenues.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

b.2. Commitments and relatives frequencies for mobile services

The authorizations granted by ANATEL may be renewed just once, for a 15-year period. Biannually, after the first renewal, a payment of rates equivalent to 2% (two percent) of the company’s revenue for the preceding year, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service.

The subsidiary Vivo S.A. is engaged in cellular mobile telephone services (Personal Mobile Service – SMP), including the activities necessary or useful for the performance of said services, in conformity with the authorities granted to it.

In the auctions held by ANATEL on December 14 and 15, 2010, Vivo S.A. was the winner in 23 lots offered for sale the remaining sub-ranges of 900 MHz and 1800 MHz frequencies, in accordance with the Invitation to Bid n°002/2010/PVCP/SPV-ANATEL.

On April 28, 2011, in its 604th meeting held, ANATEL’s Board of Directors, decided in relation to the bidding instructions for H Band surplus (Bidding Instruction No. 002/2010/PVCP/SPV-Anatel) approved Lots 41, 42, 44, 45, 76 to 84, 92, 101, 105, 107, 115, 119, 122, 124, 128 and 163 for Vivo S.A. and other bid-winning operators for lots of that auction.

On May 30, 2011, the decision was published in the Official Gazette (DOU) and the authorization terms were signed with ANATEL. Accordingly, with the ratification of the aforementioned lots, Vivo S.A. increased its overall spectrum and began to operate in the 900 Mhz and 1.800 Mhz frequencies.

On the date of the signature of the Authorization Terms, R$81,175 was paid relating to 10% of the total value and the remaining 90% was paid on December 2011.

The amount of R$811,754, relating to a total of 23 lots, was adjusted in accordance with the remaining license period and recorded as an intangible asset.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

On August 18, 2011, Act No. 7012 was published in the Official Gazette (DOU), which authorized Vivo S.A. to provide Switched Fixed Telephone Services (STFC) to the general public. Vivo S.A. is operating under this authorization nationwide, except in the State of São Paulo, where the Company operates.

Vivo S.A. is engaged in providing the Personal Mobile Service (SMP), including activities necessary or useful for the execution of these services, in accordance with the authorizations granted, as follows:

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

c) Subsidiaries

Vivo S. A.:

Wholly-owned subsidiary of the Company, Vivo S.A. is engaged in providing SMP services, including activities necessary or useful for the execution of these services, in accordance with the authorizations granted.

A. Telecom S.A.

A. Telecom S.A. is a wholly-owned subsidiary of the Company, engaged in the following services:

(i)      Maintenance of customer internal telephony network, i.e. installation, maintenance, exchange and extension of new points of internal telephony wire in companies and houses;

(ii)     iTelefônica, provider of free internet access;

(iii)    Speedy Wi-Fi, broadband service for wireless internet access;

(iv)   Speedy Corp, broadband  provider  developed especially for the corporate market;

(v)    Integrated IT solution named “Posto Informático” allowing access to Internet, connection of private networks and rental of IT equipment. Since August 2010 the service of internet access has been provided by Telefônica Brasil;

(vi)   Product At-home solutions, home automation that is among the consulting services and development of automation design and installation and configuration of the solution;

(vii) Satellite TV services (Direct to Home – DTH) throughout the country and by optical fiber – IPTV (Internal Protocol Television). The DTH is a special type of subscription TV service, which uses satellites for direct distribution of TV and audio signals to subscribers.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Telefônica Sistema de Televisão S.A.

The corporate purpose of Telefônica Sistema de Televisão S.A. (“TST”) is to provide pay-TV services in the form of Multichannel Multipoint Distribution Service (MMDS), as well as telecommunication and internet-based services.

Ajato Telecomunicações Ltda.:

The corporate purpose of Ajato Telecommunications Ltd is to provide telecommunications  and IT services, access to telecommunications network, internet and radio, including telemarketing, image and data services, trade lease, import, export, maintenance and repair for those equipments.

Telefônica Data S.A.

The corporate purpose of Telefônica Data S.A. is to provide and operate telecommunications services, as well as to prepare, implement and deploy projects involving integrated corporate solutions, telecommunication  advisory  services,  technical assistance services, sale, lease and maintenance of telecommunication equipment and networks.

Aliança Atlântica Holding B.V.

Company based in Netherlands, Amsterdam, with 50% interest by Telefonica Brasil, holds cash from the sale of Portugal Telecom’s shares in June 2010 and a small interest in Zon Multimedia, a company of Portugal Telecom Group which provides pay-TV services, internet, distribution of audiovisual content, cinema and telecommunications services.

Companhia AIX de Participações

This company is engaged in the Refibra consortium, as a leader, as well as in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds a 50% interest in this company.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Companhia ACT de Participações

Companhia ACT is engaged in the Refibra consortium, as a leader, as well as in activities related to providing technical assistance for the preparation of the network conclusion project by providing studies to make it more profitable, as well as to inspect the activities in progress related to the project. Currently, Telesp holds a 50% interest in this company.

GTR Participações e Empreendimentos S.A.:

The business purpose of GTR Participações e Empreendimentos S.A. is to hold equity interest in other companies, which are engaged in providing cable and pay-TV services, telecommunications services in general, the production, purchase, licencing, import and distribution of television programs – either its own or third parties’, spare parts and equipment, management and exploitation of telecommunications and pay-TV service platforms.

TVA Sul Paraná S.A.:

The business purpose of TVA Sul Paraná S.A. is to provide cable and pay-tv services, telecommunications services in general, produce, purchase, licence, import and distribute television programs – either its own or third parties’, spare parts and equipment, manage, update and exploit telecommunications and pay-TV service platforms and publish journals.

Lemontree Participações S.A.:

The business purpose of Lemontree S.A. is to hold equity interest in other companies, which are engaged in providing cable and pay-TV services, telecommunications services in general, the production, purchase, licencing, import and distribution of television programs – either its own or third parties’, spare parts and equipments, management, updating and exploitation of telecommunications and pay-TV services plataforms, and data management and trading.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Comercial Cabo TV São Paulo S.A.:

The business purpose of Comercial Cabo TV São Paulo S.A. is to provide cable and pay-TV services, advisory and consultancy services in telecommunications in general, to produce, purchase, licence, import and distribute television programs – either its own or third parties’, spare parts and equipment, manage, update and exploit telecommunications and pay-TV service platforms, and to engage in all types of marketing and advertisement.

The table below shows the list of direct and indirect wholly-owned subsidiaries of the Company as well as the percentage ownership shareholdings:

Subsidiaries	Dec/2011	Dec/2010
Vivo S.A. (1)	100%	-
Telefônica Data S.A.	100%	100%
A.Telecom S.A.	100%	100%
Telefônica Sistema de Televisão S.A.	100%	100%
Ajato Telecomunicações Ltda.	100%	100%
GTR Participações e Empreend. S.A. (2)	66.67%	66.67%
TVA Sul Paraná S.A. (2)	91.50%	91.50%
Lemontree Participações S.A. (2)	83.00%	66.67%
Comercial Cabo TV São Paulo S.A. (2)	93.19%	86.65%
Aliança Atlântica Holding B.V.(3)	50%	50%
Companhia AIX de Participações (3)	50%	50%
Companhia ACT de Participações (3)	50%	50%

(1) fully consolidated as from April 2011 (Notes 1.”e” and 4).

(2) fully consolidated as from January 2011.

(3) jointly controlled.

d)  Share Trading in Stock Exchanges

d.1. Shares traded in the São Paulo Stock Exchange (BM&FBovespa)

On September 21, 1998, the Company started trading its shares in the São Paulo Stock Exchange (BM&FBovespa), under tickers TLPP3 and TLPP4, for common and preferred shares.

The Extraordinary Shareholders’ Meetings of Vivo Participações S.A. (Vivo Part.) and Telesp held on October 3, 2011, approved the merger of Vivo Part. into Telesp, which, on the same date, changed its corporate name to Telefônica Brasil S.A. On October 6, 2011, the Company changed its ticker codes to VIVT3 and VIVT4 for common and preferred shares, respectively, and the stock exchange code for Telefônica Brasil (see note 4).

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

d.2. Shares traded in the New York Stock Exchange (NYSE)

On November 16, 1998, the Company started the ADR trading process in the New York Stock Exchange (NYSE), which currently have the following characteristics:

•       Type of share: preferred.

•       Each ADR represents 1 (one) preferred share.

•       The shares are traded in the form of ADRs through code “VIV” on the New York Stock Exchange.

•       Foreign depositary bank: The Bank of New York.

•       Custodian bank in Brazil: Banco Itaú S.A.

e)  Corporate events in 2011

Merger of shares of Vivo Participações S.A. into Telefônica Brasil

In a meeting held on March 24, 2011, ANATEL gave prior consent to the Corporate restructuring operation involving the Company and Vivo Participações S.A., with Act No. 1,970, dated April 1, 2011, published in the Official Gazette on April 11, 2011.

The Company’s Extraordinary Shareholders’ Meeting held on April 27, 2011, unanimously approved the Protocol of Merger and Instrument of Justification agreed between the Company and Vivo Part., with each share of Vivo Part. exchanged by 1.55 shares of the Company. The Company’s common and preferred shareholders and Vivo Part.’s common shareholders had until May 30, 2011 to exercise their right to withdrawal. Shareholders that could evidence shareholding on December 27, 2010, the date of publication of the Notices of Material Fact relating to the transaction, and opted for the right to withdraw were refunded for the shares they had of the respective companies. Amounts refunded to the Company’s common and preferred shareholders and to Vivo Part.’s common shareholders were R$23.06 and R$25.30 per share, respectively, calculated based on the net worth value of the shares, as stated in the balance sheet of each of the companies, dated as of December 31, 2010.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Corporate restructuring – Grouping of SMP Authorizations and Simplification of Corporate Structure

Vivo Part. Board of Director’s Meeting held on June 14, 2011 approved a proposal to group the authorizations for the provision of SMP services (by the time held by Vivo Part. in the state of Minas Gerais and by Vivo S.A. in the other states of Brazil), bringing together the operations and the Authorization Terms  for SMP services at Vivo S.A.

The means proposed in making this corporate restructuring viable were the transfer, on October 1, 2011, of assets, rights and liabilities related to the operation of SMP services in Minas Gerais from Vivo Part. to Vivo S.A. (mobile operator of the group that had SMP authorizations for the other states in Brazil). When this grouping was completed, Vivo Part became a holding.

In accordance with the provisions of Law No. 6,404/76, a specialized company was engaged to prepare a valuation study for the part of Vivo Part.’s net assets corresponding to SMP operations in the state of Minas Gerais that was transfered to Vivo S.A.’s equity, as well as for the net equity of Vivo Part. that was incorporated into the Company.

Due to the fact that Vivo Part. was a whole owned subsidiary of the Company, since April 27, 2011, which net equity already included the investment of the shares in Vivo S.A., the merger: i) did not result in a capital increase for the Company; ii) there was no exchange of shares held by Vivo Part. non-controlling shareholders for Company’s shares; and iii) there was no need to prepare a net equity valuation report to market price for the calculation of the exchange share ratio, as there didn’t exist non-controlling shareholders to be protected.

Accordingly, under the terms of article 226, paragraphs I and II of Law No. 6,404/76, shares held by the Company in the net equity value of Vivo Part. were cancelled. On conclusion of the corporate restructuring, Vivo Part. was incorporated by the Company on October 3, 2011 and Vivo S.A. became its full subsidiary, simplifying and rationalizing the  cost structure of the companies envolved.

f)   Agreement between Telefónica S.A. and Telecom Italia (Act No. 3,804 as of July 07, 2009 and Act No. 68,276 as of October 31, 2007, both from ANATEL’s Board

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Itália. Telefónica S.A. has the control of the Company, which also has the control of Vivo S.A. Telecom Italia holds an interest in TIM Participações S.A (“TIM”), which is a mobile telephone operator in Brazil. However, the Company does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company, its subsidiaries and TIM are transactions made in the regular course of business, which are regulated by ANATEL.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

2.   Basis of presentation of the financial statements

The consolidated financial statements as of December 31, 2011 and 2010 are presented by the Company in accordance with the International Financial Reporting Standards (IFRS) issued by IASB and the individual and consolidated financial statements  are presented in accordance with the accounting practices adopted in Brazil, which comprise the provisions of corporate legislation set forth in Law No. 6,404/76, as amended by Law no. 11,638/07 and by Law no. 11,941/09, and the accounting pronouncements issued by the Brazilian Accounting Pronouncements Board (CPC) and approved by the CVM.

Approval of the issuance of these financial statements occurred in the Board of Directors meeting held on February 15, 2012.

The Company states that the consolidated financial statements are in compliance with International Financial Reporting Standards (IFRS) issued by the IASB and also with the pronouncements, interpretations and guidance issued by CPC in place on December 31, 2011, which include the new pronouncements, interpretations and amendments for the following standards, amendments and interpretations issued by the IASB (International Accounting Standards Board) and IFRIC (International Financial Reporting Interpretations Committee) which entered into force as from January 1, 2011:

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

IAS 24 (Revised) Related Party Disclosures

This revised standard introduces the following changes: (i) provides a partial exemption for government related entities, requiring disclosure of balances and transactions between them only if they are individually or collectively significant; and (ii) provides a new revised definition of a “related party”. The adoption of this standard did not impact the Company’s financial situation or results.

Changes to IAS 32 Financial Instruments Presentation

This change is intended to clarify that subscription right issues that allow the acquisition of a fixed number of own equity instruments at a fixed price will be classified as equity, irrespective of currency it is denominated and its exercise price, assuming that the issuance is made to all shareholders of a given class of shares or equity proportionate to the number of securities that they hold. The adoption of these changes did not impact the Company’s financial situation or results.

Improvements to International Financial Reporting Standards (IFRS) (May 2010)

This text introduces a series of improvements to IFRS in force mainly to eliminate inconsistencies and clarify the wording of some of these standards. These improvements did not impact the Company’s financial situation or results.

IFRS 3 Business Combinations

The measurement options available for non-controlling interest (NCI) were amended. Only components of NCI that constitute a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation should be measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components are to be measured at their acquisition date fair value.

The amendments to IFRS 3 are effective for annual periods beginning on or after 1 July 1, 2011.

IFRIC 19 Extinguishing financial liabilities with equity instruments

This interpretation establishes that: (i) when the conditions of  a financial obligation are renegotiated with a lender and such lender agrees to accept equity instruments from that company in order to settle that financial liability in full or in part the instruments issued will be considered as part of an installment paid to settle the financial liability; (ii) these instruments will be measured at their fair value, except when these cannot be reliably measured, in which case measurement of new instruments should reflect the fair value of the settled financial liability; and (iii) the difference between the book value of the cancelled financial liability and the initial amount of equity instruments issued is recorded in the income for the period. The adoption of criteria introduced by this new interpretation did not have any impact on the Company’s financial situation or results.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Changes to IFRIC 14 Prepayments of a Minimum Funding Requirement

This change is applied in specific situations when an entity has an obligation to make minimum annual contributions in relation to its post-employment defined benefits plans and makes prepayments to cover these requirements. The change allows an entity to treat the economic benefits of such prepayment as an asset. The adoption of these criteria did not have an impact on the Company’s financial situation or results.

New IFRS and Interpretations of the IFRS Interpretations Committee (IFRIC) not yet effective at December 31, 2011.

At the date of these financial statements the following IFRS, amendments and interpretations of the IFRIC have been issued but their application was not mandatory:

Standards and Amendments to Standards		Application required: fiscal years beginning as from
Amendments to IAS 1	Presentation of items of other comprehensive income	July 1, 2012
Amendments to IAS 12	Deferred tax: Recovery of underlying assets	January 1, 2012
IFRS 9	Financial instruments	January 1, 2013
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 19 revised	Employee Benefits	January 1, 2013
IAS 27 revised	Consolidated and Separate Financial Statements	January 1, 2013
IAS 28 revised	Investments in Associates and jointly controlled companies	January 1, 2013
Amendments to IFRS 7	Disclosure – transfers of financial assets	July 1 , 2011
Amendments to IFRS 7	Disclosure – offsetting of financial assets and financial liabilities	January 1, 2013
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities	January 1, 2014

The Company is currently analyzing the impact of the application of these standards, amendments and interpretations. Based on preliminary analysis made up to the present date the Company estimates that their application will not have a significant impact on the consolidated financial statements on first time adoption. Notwithstanding, changes introduced by IFRS 9 will affect the presentation of financial assets and transactions with those occurring as from January 1, 2015.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

2.1  Basis of consolidation and main changes in the consolidation environment

In consolidation all assets, liabilities, revenue and expenses resulting from intercompany transactions and equity holding between the Company and its subsidiaries were eliminated.

The main events and changes in the consolidation environment that, due to their significance, should be considered for analysis of the consolidated financial statements for the fiscal year ended December 31, 2011, are presented as follows:

a)  Acquisition of Vivo Participações S.A. by the Company

As mentioned in Note 4, the Company incorporated 100% of shares of Vivo Participações S.A. amounting to R$31,222,630 (Note 1.”e” and 4). The Company’s consolidated financial statements include Vivo Part. (incorporated by the Company on October 3, 2011) and Vivo S.A. results from April 1, 2011. Vivo Participações S.A. and Vivo S.A. were included in the Company’s consolidated financial statements through the full consolidation method.

b)  Consolidation of TVA companies

As from January 1, 2011, the Company started to include the companies GTR Participações e Empreendimentos S.A., TVA Sul Paraná S.A., Lemontree Participações S.A. and Comercial Cabo TV São Paulo S.A. in its consolidated financial statements by applying the full consolidation method. Up to the prior year these companies were included in the Company’s consolidated financial statements through the equity method. The effect of the consolidation of these companies is immaterial in relation to the Company’s consolidated financial statements.

c)  Acquisition of Lemontree Participações S.A. shares

On September 29, 2011, the Company purchased 68,533,233 common shares representing 49% of the referred class of shares in Lemontree Participações S.A., which is the holder of 80.1% of the common shares of Comercial Cabo TV São Paulo S.A., a company engaged in cable TV services in the State of São Paulo. As a consequence, the Company currently has an interest of 83% in Lemontree Partipações S.A. and 93.19% in Comercial Cabo TV São Paulo S.A. This transaction was considered as a non-controlling shareholders’ acquistion for the purpose of disclosure and measurement in these financial statements.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

3.   Summary of principal accounting practices

a)  Trade accounts receivable, net: are stated at the rendered service value according to the contracted conditions adjusted by the estimated amount of eventual losses. This caption also includes accounts receivable from services rendered but not yet billed at the balance sheet date, as well as the accounts receivable related to the sales of handsets, simcards and accessories.  Allowance for doubtful account is recorded in order to cover eventual losses and mainly considers expected losses.

b)  Inventories: are stated at average acquisition cost, net of allowance for reduction to net realizable value. This corresponds to items for use, maintenance or resale.

c)  Prepaid expenses: are measured at the amounts effectively disbursed related to services paid for but not yet incurred. The prepaid expenses are recognized in the statement of income when the related services and the economic benefits are obtained.

d)  Investments: equity interests in subsidiaries and jointly controlled companies are stated by the equity method in the individual financial statements. In the consolidated financial statements, investments in subsidiaries are fully consolidated and investments in jointly controlled subsidiaries are consolidated proportionally.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings between the Company and its subsidiaries were eliminated.

The exchange rate variation on the shareholders’ equity of the jointly controlled Aliança Atlântica is recognized in the shareholders’ equity as cumulative translation adjustments.

e)  Property, plant and equipment: this item is measured at acquisition and/or construction cost, less accumulated depreciation and any impairment losses, if applicable. Such cost includes the borrowing costs for long-term construction projects if the recognition criteria are met. Asset costs are capitalized until the asset becomes operational.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Costs incurred after the asset becomes operational are immediately expensed, under the accrual method of accounting. Expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized.

The estimated costs to be incurred in the dismantling of towers and equipment in rented real property are capitalized with a corresponding provision for dismantling of fixed assets and are depreciated over the useful life of the equipment, which does not exceed the lease term.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income when the asset is derecognized.

Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets, which is based on technical studies that are regularly reviewed (see Note 13 – Property, plant and equipment, net).

f)   Intangible assets (including goodwill): these are stated at acquisition and/or construction cost, less accumulated amortization and any impairment losses, if applicable.

Intangible assets also includes software rights of use acquired from third parties, authorization licenses obtained from ANATEL, customer lists, brands, premium amounts referring to own stores (which are being amortized over the term of the agreements) and other intangible assets.

The useful life of intangible assets is assessed as either finite or indefinite.

Intangible assets with finite lives are amortized under the straight-line method over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or in the expected pattern of consumption of future economic benefits embodied in these assets are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually or when there is an indication that the carrying amount of the assets may not be recoverable. The assessment of indefinite useful life is reviewed annually to determine whether indefinite life continues to be supportable. Otherwise, the change in the useful life from indefinite to finite is made on a prospective basis.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset. Gains and losses are recognized in the statement of income when the asset is derecognized.

Goodwill arising from the acquisition of investments are based on future profits and are treated as intangible assets with indefinite useful lives.

g)  Leases: agreements providing for use of specific assets and the right to use an asset are subject to analysis so as to identify the accounting treatment applicable to lease arrangements. Agreements in which the lessor substantially transfers the underlying risks and benefits to the lessee are classified as finance lease.

The Company has agreements classified as finance lease from both the lessor’s and lessee’s standpoint. As a lessor, subsidiary A.Telecom has equipment lease agreements (Posto Informático), for which it recognizes revenue on the installation date at the present value of the agreement installments, matched against Accounts Receivable. As a lessee in agreements classified as finance lease, the Company records a fixed asset item, classified according to its nature, at the beginning of the lease term, at the present value of the agreement minimum mandatory installments matched against Other Liabilities. The difference between the nominal value of the installments and the accounts receivable/payable recorded is recognized as financial income/expense under the effective interest rate method based on the contract term.

Agreements in which the lessor retains a substantial part of risks and benefits are deemed as operating lease, and their effects are recognized in the income statement  for the year throughout the contractual term.

h)  Asset recoverability analysis: in compliance with IAS 36/CPC 1 (R1), the Company and its subsidiaries review the net book value of assets, when circumstances indicate it is necessary, in order to assess if there are events or changes in the economic, operating or technological circumstances which may indicate asset impairment or loss in its carrying amount.

If such evidences are identified and the net book value exceeds the recoverable amount, an impairment provision is recorded, adjusting the net book value to the recoverable amount.

The recoverable amount is defined as the higher of the value in use and the fair value less cost to sell.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

In estimating the value in use of an asset, the estimated future cash flows are discounted to their present value using a pre-tax cost of capital - "CAPM - Capital Asset Pricing Model" discount rate, which reflects the weighted average cost of capital and the specific risks of the asset.

The fair value less cost to sell is determined, whenever possible, on firm sale agreement in a transaction on an arm’s length basis, between knowledgeable and willing parties, adjusted by expenses attributable to the sale of the asset, or, when no firm sale agreement exists, based on the market price of an active market, or on the price of the most recent transaction with similar assets.

Losses from continuous operations, including inventory write-off, are recognized in the statement of income in expense accounts compatible with asset purpose.

For assets, excluding goodwill, an analysis is performed on the closing date of each fiscal year, to identify if there is an indication that the impairment previously recognized may no longer exist or may have decreased.

An impairment loss previously recorded is reversed only if there is a change in the assumptions used to determine the asset recoverable value as from the time of recognition of the last impairment.

The reversal is limited so that the asset book value does not exceed its recoverable value, nor exceeds the book value that would have been determined, net of depreciation, if no impairment had been recognized for the asset in prior years. This reversal is recognized in the income statement

The following criteria are applied to assess the impairment of specific assets:

h.1) Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying amount may be impaired.

When the recoverable amount is lower than its book value, impairment is recognized. Goodwill impairment cannot be reversed in future fiscal years.

h.2) Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying amount may be impaired.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

h.3) Value in use

The main assumptions used to estimate the value in use are:

•      Revenue: The revenues are estimated considering the growth of the customer base, the evolution of the market income vis-à-vis the GDP – Gross Domestic Product and the Company and its subsidiary’s share in this market;

•      Operating costs and expenses: The variable costs and expenses were estimated according to the dynamic of the customer base, and the fixed costs and expenses were projected in line with the historical performance of the Company and its subsidiaries, as well as with the historical growth of the revenue; and

•      Capex: Capital expenditures are estimated based on the technological infrastructure required to make feasible the offering of services.

The key assumptions are based on the historical performance of the Company and its subsidiaries and on reasonable macroeconomic assumptions based on market financial projections, documented and approved by Company’s Management.

The impairment tests of the Company and its subsidiaries fixed and intangible assets did not result in the recognition of losses for the years ended December 31, 2011 and 2010, since their estimated market value exceeded their net book value on the assessment date.

i)    Business combinations and goodwill: Business combinations are accounted for using the acquisition method. The acquisition cost is measured at the fair value of assets, equity instruments and liabilities incurred or assumed at the acquisition date. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are initially measured at fair value on the acquisition date, regardless of the non-controlling shareholders interest (Note 4).

Initially, goodwill represents the excess of the cost of acquisition over the net fair value of the acquired assets, assumed liabilities and identifiable contingent liabilities from an acquired company, on the respective acquisition date. If the acquisition cost is lower than the fair value of the acquired company's net assets, the difference is recognized directly in the income statement

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash-generating unit that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to each unit.

When goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

j)   Financial Instruments, cash and cash equivalents

Initial recognition and subsequent measurement

(i)    Cash and cash equivalent

Includes cash, credit balances in bank accounts and investments redeemable within 90 days of the date of acquisition with immediate liquidity and with insignificant change in market value.

(ii)    Financial Assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, investments held to maturity, available for sale financial assets or as derivatives, designated as hedging instruments in an effective hedge as appropriate. The Company determines the classification of its financial assets upon their initial recognition, when they become part of the contractual provisions of the instrument.

Financial assets are initially recognized at fair value plus, in the case of investments not classified as at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

Sales and purchases of financial assets that require delivery of goods within a time frame established by regulation or market convention (regular way trades) are recognized on the transaction date, i.e. the date that the Company commits to buy or sell the asset.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

The Company's financial assets include cash and cash equivalents, trade accounts receivable and other receivables quoted and unquoted financial instruments and derivative financial instruments.

Subsequent measurement

Subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

This category includes derivative financial instruments entered into by the Company that do not meet the hedge accounting criteria as defined by the corresponding standard. Financial assets at fair value through profit or loss are presented in the balance sheet at fair value, with corresponding gains or losses recognized in the income statement.

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are carried at amortized cost using the effective interest rate method, less impairment, if and when applicable. Amortized cost is calculated by taking into account any discount or premium in the acquisition and fees or other costs incurred. Amortization under the effective interest method is included in financial income in the income statement. The losses arising from impairment are recognized as financial expense in the income statement, if and when applicable.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and financial capacity to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest rate method, less impairment. Amortized cost is calculated taking into consideration any discount or premium on acquisition and fees or costs incurred. Amortization of effective interest rate is included in financial income in the income statement. Impairment losses are recognized as financial costs in the income statement. The Company did not have any held-to-maturity investments during the years ended December 31, 2011 and 2010.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Available for sale financial assets

Available for sale financial assets are those non-derivative financial assets that are not classified as (a) loans and receivables, (b) held to maturity investments or (c) financial assets at fair value through profit or loss. These financial assets include equity instruments.

After initial measurement, available for sale financial assets are measured at fair value with unrealized gains or losses recognized directly in the available for sale reserve within the group of other comprehensive income until the investment is derecognized, excepted situation of impairment losses.

When the investment is derecognized or when impairment is detected, the cumulative gains or losses previously recognized in other comprehensive income should be recognized in the statement of income.

The fair value of available for sale financial assets in foreign currency is measured and translated into foreign currency using the spot exchange rate prevailing at the date of the financial statements. The changes in fair value attributable to translation differences are recognized directly in equity.

Derecognition

A financial asset (or, where appropriate, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•    The rights to receive cash flows from the asset have expired;

•    The Company transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the cash flows received in full, without significant delay to a third party under a pass-through agreement, and (a) the Company has transferred substantially all risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all risks and rewards related to the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through agreement and has neither transferred nor retained substantially all risks and rewards related to the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

In this case, the Company also recognizes an associated liability. The transferred asset and associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at original book value of the asset or the maximum amount of consideration that may be required of the Company, whichever is lower.

(iii)   Impairment of financial assets

The Company assesses at each reporting date whether there is any evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is considered to be impaired if and only if, there is evidence of impairment as a result of one or more events that have happened after the initial recognition of the asset (an incurred “loss event”) and a loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reasonably estimated.

Financial assets carried at amortized cost

In relation to the financial assets carried at amortized cost, the Company first assesses individually if there is evidence for impairment for each financial asset that is individually significant, or collectively for financial assets that are not individually significant. If the Company concludes that there is no evidence of impairment for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a joint assessment for impairment.

When there is evidence of the occurrence of impairment, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses not yet incurred).

The carrying amount of the asset is reduced through the use of an allowance account, and the impairment amount is recognized in the income statement. Interest revenue continues to be accrued on the reduced carrying amount based on the original effective interest rate for the asset. The loans, together with the associated allowance are written off when there is no realistic prospect of their future recovery and all guarantees have been realized or transferred to the Company. If in a subsequent year the estimated impairment amount increases or decreases due to an event occurring after the recognition of impairment, previously recognized impairment is increased or reduced by adjusting the allowance account. In the event of any future recovery of a written off amount, the recovery is recognized in the income statement.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Available for sale financial investments

For financial instruments classified as available for sale, the Company analyzes whether there is any evidence that the investment is recoverable at each balance sheet date.

For investments in equity instruments classified as available for sale, evidence includes a significant and prolonged decline in the fair value of investments below their cost.

When there is evidence of impairment, the cumulative loss, measured as the difference between the acquisition cost and current fair value, less any impairment loss that has been previously recognized in income, is reclassified from shareholders’ equity to the income statement.

Increases in fair value after the recognition of impairment are recognized directly in comprehensive income.

(iv) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and financing or as derivatives classified as hedge instruments, as appropriate. The Company determines the classification of its financial liabilities upon their initial recognition.

Financial liabilities are initially recognized at fair value and, in the case of loans and financing, are increased by the cost directly related to the transaction.

The Company's financial liabilities include accounts payable to suppliers, loans and financing and derivative financial instruments.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Subsequent measurement

Measurement of financial liabilities depends on their classification, which may be as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities designated at initial recognition at fair value through profit or loss. This category also includes derivative financial instruments entered into by the Company that do not meet the criteria for hedge accounting as defined by the corresponding standard.

The Company has not designated any financial liability upon initial recognition at fair value through profit or loss.

Loans and financing

After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as during the amortization process using the effective interest rate method.

Derecognition

A financial liability is derecognized when the obligation is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender with substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in corresponding carrying amounts is recognized in the income statement.

(v)   Offsetting of Financial instruments

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and if there is an intention of offsetting or realizing the asset and settling the liability simultaneously.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

(vi)  Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on quoted-market prices at the close of business on the balance sheet date, without deduction of transaction costs.

The fair value of financial instruments for which there is no active market is determined using valuation techniques. Techniques may include using recent market transactions (on an arm’s length basis); reference to the current fair value of a similar instrument, such as discounted cash flow analysis or other valuation models.

k)          Derivative financial instruments and hedge accounting:

Initial recognition and subsequent measurement

The Company and its subsidiaries use derivative financial instruments such as currency swaps to provide protection against the risk of changes in exchange rates.

Derivative financial instruments designated as hedge transactions are initially recognized at fair value on the date on which the derivative contract is signed and subsequently are remeasured at fair value.

Derivatives are carried as financial assets when the instrument's fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives during the year are recorded directly in income, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

For the purposes of hedge accounting, the Company's contracts were classified as fair value hedges to provide protection against exposure to changes in the fair value of an identified part of certain liabilities that are attributable to a particular risk (exchange variation) and can affect net income.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, as well as the objective and risk management strategy for undertaking the hedge. The documentation includes identification of the hedge instrument, the item or transaction being hedged, the nature of the risk being hedged, the nature of the risks excluded from the hedge, the prospective statement of the effectiveness of the hedge relationship and the way in which the Company will assess the effectiveness of the hedge instrument for the purpose of offsetting the exposure to changes in fair value of the hedged item.

Such hedges are expected to be effective in offsetting changes in fair value and are being continually assessed to determine whether they were actually highly effective over all the financial reporting periods for which they were designated.

Cash flow hedges which meet the criteria for their accounting are recorded as follows: the effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Fair value hedges which meet the criteria for their accounting are recorded as follows: the gain or loss resulting from changes in fair value of a hedge instrument shall be recognized in income. The gain or loss resulting from the hedged item attributable to the hedged risk should adjust the recorded amount of the hedged item to be recognized in income. The changes in fair value of the hedge instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in the line of the income statement related to the hedged item.

Current versus non-current classification

Derivative instruments that are not designated and effective hedging instruments are classified as current or non-current or segregated into current or non-current portions based on an evaluation of the contracted cash flows.

Current versus non-current classification

•    When the Company maintains a derivative as an economic hedge (and does not apply hedge accounting) for a period exceeding 12 months after the balance sheet date, the derivative is classified as non-current  (or segregated into current or non-current portions), consistently with the classification of the corresponding item.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

•    Derivative instruments that are designated as, and are effective hedging instruments are classified consistently with the classification of the corresponding hedged item.

The derivative instrument is segregated into current or non-current portions only when a reliable allocation can be made.

l)    Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily needs more than 18 months to get ready for its intended use or sale are capitalized as part of the cost of the respective assets.

All other borrowing costs are expensed when occurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

m) Interest on shareholders’ equity

According to the Brazilian legislation, companies are allowed to pay interests on shareholders’ equity, which are similar to the payment of dividends, but are deductible for purposes of ascertainment of income tax. In compliance with the Brazilian tax laws, the Company booked in its accounting records a reserve for the amount owed in consideration of the financial expenses caption for the year’s results and, for disclosures purposes, reversed such expenses, recording a debit direct to shareholders’ equity, resulting in the same accounting treatment of dividends. The distribution of interest on shareholders’ equity to the shareholders is subject to withholding income tax at 15%.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

n)   Provisions

n.1) General

Provisions are recognized when the Company or its subsidiaries have a present obligation as a result of a past event, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The provisions are restated up to the balance sheet date at the probable loss amount.

Provisions for claims  are presented by the gross amount, without considering the respective escrow deposits and are classified as civil, labor, tax and regulatory. Escrow deposits are classified as assets, since the presentation of provisions net of escrow deposits are not met.

n.2) Provision for judicial, civil, labor, tax and regulatory claims

The Company and its subsidiaries are parties to lawsuits that generate administrative and judicial contingencies related to labor, tax, civil and regulatory claims, and accounting provisions have been booked with respect to such lawsuits whose likelihood of loss was deemed as probable. The provisions for judicial and administrative claims  are determined based on the opinion of the Company's and its subsidiaries’ Management and legal counsel.

n.3) Provision for dismantling of assets

This refers to the costs to be incurred in connection with the possible need for giving back to their owners the “sites” (locations for installation of radio bases of the Company or its subsidiaries) in the same conditions as they were found at the time of the execution of the initial lease agreement.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

n.4) Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at its fair value.

Subsequently, it is measured at the higher of:

-    the amount that would be recognized in accordance with the general requirements for provisions above; or

-    the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with the requirements for revenue recognition.

o)   Post-retirement benefit plans

The Company and its subsidiaries sponsor pension plans for individual employees and retirees as well as multi-sponsored health care plans for former employees. Actuarial liabilities relating to defined-benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are immediately recognized in other comprehensive income.

For plans with defined contribution features, the obligation is limited to the payment of contributions, which are recognized in income on the accrual basis.

The defined benefit asset or liability to be recognized in the financial statements comprises the present value of the defined benefit obligation, less cost of past services not yet recognized and less the fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a closed pension fund. Plan assets are not available to creditors of the Company nor can they be paid directly to the Company. The fair value is based on market price information and in the case of quoted securities, it is the published purchase price. The value of any defined benefit asset recognized is limited to the sum of any past service cost not yet recognized and the present value of any economic benefit available in the form of  reductions in  future contributions to the plan.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

p)   Profit sharing

The Company and its subsidiaries have liabilities stemming from employment contracts with its employees, and recognize these provisions during the year. Provisions are recorded to recognize the expense relating to profit sharing. These provisions are calculated based on qualitative and quantitative goals defined by management and recorded in specific accounts in accordance with Cost of services, Sales expenses and General and administrative expenses groups of accounts.

q)   Share-based payment transactions:

The Company measures the cost of transactions settled with shares issued by the parent Company, Telefónica S.A., and granted to officers and employees based on the fair value of equity instruments at the grant date, using the binomial option pricing model. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability.

r)    Other assets and liabilities

An asset is recognized in the balance sheet when it is more likely than not that its future economic benefits will be generated on behalf of the Company and its subsidiaries and its cost or value can be reliably measured.

A liability is recognized in the balance sheet when the Company and its subsidiaries have a legal or constructive obligation arising from past events, being probable that an outflow of resources will be required to settle the obligation.

Assets and liabilities are classified as current when their realization or settlement is likely to occur within the next twelve months. Otherwise, they are considered to be noncurrent.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

s)   Governmental grant and assistance

Governmental grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis in connection with the costs that it is intended to compensate. When the grant relates to an asset, it is recognized as deferred income and released to income in equal amounts over the expected useful life of the related asset. When loans or similar assistance are provided by governments or related institutions with an interest rate below the current applicable market rate, the effect of this favorable interest rate is considered as additional government grant.

Under the Brazilian tax rules (Provisionary Measure No. 2199-14, of August 24, 2001, subsequently amended by Law No. 11,196, of November 21, 2005), legal entities with title of projects located in areas under the jurisdictions of the Amazon Development Authority (“SUDAM”) and of the Northeast Development Authority (“SUDENE”), whose businesses fall into an economic sector that is considered a priority under an act issued by the Executive Branch, may request an income tax abatement as provided for in these regulations.

By incorporating Vivo Part., the Company acquired a tax benefit consisting of a 75% corporate tax reduction, based on net income earned from exploiting areas in northern Minas Gerais and the Jequitinhonha valley. This benefit has been granted up to and including 2013.

Vivo S.A. also has been granted a tax benefit consisting of a 75% corporate tax reduction, based on income earned from exploiting areas in the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima. This benefit has been granted up to and including 2013.

A portion of net income for which a tax benefit has been granted was excluded from the calculation of dividends and may be used only for capital increase and compensation of losses.

In January 2010, a financing line with the Brazilian Development Bank (BNDES) was approved through the Investment Maintenance Program (BNDES-PSI). The funds, which are being used to acquire Brazilian equipment for improvement of network capacity, have been previously recorded under BNDES Finame (Government Agency for Machinery and Equipment Financing) and released as investments were made.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

As this financing has an interest rate lower than market interest rates, this transaction falls within the scope of IAS 20/CPC 7. The loans have been recognized at inception at their fair values assuming market rates with a corresponding adjustment to deferred revenue.

t)    Adjustment to Present Value of Assets and Liabilities

The long-term and short-term financial assets and liabilities are adjusted to their present value. The adjustment to present value is calculated taking into account the contractual cash flows and the explicit interest rate, and in certain cases, implicit interest rate, of the respective assets and liabilities.Therefore, interests embedded in the revenues, expenses and costs associated with such assets and liabilities are deducted with the purpose of recognizing them in accordance with the accrual method. Subsequently, such interests are reallocated to the lines of financial expenses and financial income for the year by using the actual interest rate method in relation to the contractual cash flows. The implicit interest rates applied were determined based on facts and circumstances, and are deemed to be accounting estimates. Based on the analisis  performed and on its best estimate, the Company concluded that the adjustment to present value of the current assets and liabilities is irrelevant to the financial statements taken as a whole and, therefore, did not record any adjustment.

The Company used WACC (Weighted Average Cost of Capital) and CDI rates (Interbank deposit certificate) to calculate present value adjustments, depending on the type of asset and liability to be adjusted.

u)   Treasury shares:

Own equity instruments that are acquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of Company’s own equity instruments.

v)   Revenue recognition

Revenues substantially correspond to consideration amounts received or receivable for the sale of goods or services in the Company’s and its subsidiaries normal course of business.

Revenues are recognized when they can be reliably measured and future economic benefits are likely to flow to the Company, the costs incurred in the transaction can be measured, the significant risks and rewards of ownership were substantially transferred to the buyer and specific criteria were met for each of the Company’s activities.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

The Company’s revenues consist primarily of voice and data telecommunication services, additional services that are offered to customers through traffic packages with fixed price (monthly) or according to customer’s traffic utilization and sale of goods.

Revenues related to telecommunications services rendered are recorded on the accrual basis based on the contractual terms. Tariff rates for local and long-distance calls are determined by the measurement process pursuant to legislation currently in effect. Services charged at monthly fixed rates are calculated and recorded on linear bases.  Unbilled revenue from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered.

Revenue from the sales of cards for public telephones is deferred and recognized in income as the cards are utilized based on consumption estimates.

Prepaid cell phone recharge credit revenues, as well as respective taxes due thereon, are deferred and recognized in the statement of income when services are actually rendered.

Income from equipment under lease agreements classified as finance leases is recognized upon equipment installation, when the risk is actually transferred. Income is recognized for the present value of future minimum lease payments.

Revenues from sales and services are subject to the following taxes and contribution taxes: State VAT - ICMS, Social Contribution Taxes on Gross Revenue for Social Integration Program - PIS, Social Security Financing - COFINS and Service Tax– ISS.

Recognition of Revenues and Costs of Goods Sold

Revenues and costs of goods sold (handsets, simcards and accessories) are recorded when risks and benefits of goods are transferred to the buyers. Sales in own stores are recognized when goods are sold to consumers. Revenues and costs of goods sold via dealers are recorded upon activation of the handset, but, in any case, no later than 90 days after the sale date.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Customer Loyalty Program

The subsidiary Vivo S.A. has a customer loyalty program that allows customers to accumulate points when generating traffic for the use of services provided by its subsidiaries. The accrued points may be exchanged for handsets or services, provided the customer has a minimum stipulated balance of points. The consideration received is allocated to the cost of the handsets or services redeemed at their fair value. The fair value of the points is calculated by dividing the discount value granted as a result of the customer loyalty program by the amount of points needed to carry out the redemption. The fair value accrued balance’s of generated points is deferred and recognized as income upon redemption of points.

Promotional campaign and enrolment fee

Enrolment fees paid by the customers to allow them to participate in the promotional campaigns of the Company are deferred and recorded in profit or loss for the period the referred campaign lasts.

Multiple-element arrangements

Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values.

Determining fair values for each identified element requires estimates that are complex due to the nature of the business.

A change in estimates of fair values could affect the apportionment of revenue among the elements and, as a result, revenues in future years.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

w)  Foreign-currency-denominated balances and transactions

The Company’s functional currency is the Brazilian real (R$). Foreign currency transactions are recorded at the prevailing exchange rate at date of the transaction. Foreign currency denominated assets and liabilities are measured using the exchange rate at the balance sheet date. Exchange differences resulting from foreign currency transactions were recognized in financial income and financial expenses.

On December 31, 2011 the exchange rates were: US$1.00 = R$1.8758, JPY1.00 = R$0.02431, €1.00 = R$ 2.4270.

x)   Taxes and contributions

We list below the acronyms of the taxes and contributions described in these financial statements:

•      CIDE – Contribution for Intervention in the Economic Domain – federal tax;

•      COFINS – Contribution for Social Security Financing - federal tax;

•      CSLL – Social Contribution on Net Income – federal tax;

•      FISTEL –Telecommunications Inspection Fund;

•      FUNTTEL – Fund for Telecommunications Technological Development;

•      FUST – Telecommunications Universal Service Fund;

•      ICMS – Tax on the Circulation of Goods and on Services – state tax;

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

•      IOF – Tax on Financial Transactions – federal tax;

•      IRPJ – Corporate Income Tax – federal tax;

•      IRRF – Withholding Income Tax – federal tax;

•      ISS – Tax on Services – municipal tax;

•      PIS – Social Integration Program – federal tax;

•      TFF – Operation Inspection Fee; and

•      TFI – Installation and Inspection Fee.

Income tax and social contribution expenses include the effects of current and deferred taxes.

Current income tax and social contribution

The carrying amount of current income tax assets and liabilities for the last fiscal year and two prior years represent the amount expected to be recovered from or paid to tax authorities. The tax rates and tax legislation used to calculate the amounts are those enacted or substantially enacted at the balance sheet date. In the balance sheet the current income taxes are stated net of the amounts paid during the year.

Deferred taxes

Deferred tax assets and liabilities are obtained using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

At the balance sheet date, deferred tax assets are recognized to the extent that their future realization is assessed as more likely than not based on the future taxable income.

The deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as noncurrent, regardless of the expected realization. The tax effects of items recorded directly in shareholders’ equity are recognized in equity.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Deferred tax assets and liabilities are offset if there is a legal or contractual right to set off tax asset against income tax liability and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales taxes

Revenues from the rendering of services are subject to ICMS or ISS at the rates in effect at each state and to cumulative regime of PIS and COFINS, for revenues earned from telecommunication services, at 0.65% and 3.00%, respectively. Other revenues earned by the Company, including revenues relating to sale of goods, under the non-cumulative regime, are taxed at 1.65% and 7.60% for PIS and COFINS, respectively, and for ICMS at the rates in effect at each state.

Prepaid amounts or amounts to be offset are recorded as current or non-current assets, according to the expected realization thereof.

y)   Concession agreement’s renewal fee

It is a fee which will be paid each odd years during the term  the concession agreement is in force, equivalent to 2% of its prior-year SFTC net revenue, according to the contract. The corresponding expense is recognized proportionally over each biennium concerned (Note 22).

z)   Accounting estimates

The preparation of the financial statements requires management to make judgments and estimates and adopt assumptions that affect the reported amounts of revenue, expenses, assets and liabilities and the disclosure of contingent liabilities at balance sheet date.

However, uncertainty relating to these assumptions and estimates could result in outcomes that would require significant adjustment to the carrying value of the asset or liability affected in future periods.

The main assumptions concerning the future and other important sources of estimation uncertainty at the balance sheet date, which have a significant risk of  causing a significant adjustment in the carrying value of assets and liabilities, are discussed below:

Impairment of non-financial assets

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable value, which is the higher of its fair value less selling costs and its value in use. The calculation of fair value less selling costs is based on information available from binding sales transactions of similar assets or observable market prices less additional costs for disposing of the asset. The calculation of value in use is based on the discounted cash flow method. The recoverable value is sensitive to the discount rate used in the discounted cash flow method, as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable income. The Company records provisions, based on reasonable estimates, for possible consequences of audits by tax authorities of the jurisdictions in which it operates. The amount of these provisions is based on several factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the tax authority in charge. Such differences of interpretation may arise in a wide variety of subjects, depending on the conditions prevailing in the jurisdiction in which the Company operates.

Post-employment benefits

The cost of defined benefits pension plans and other post-employment health care benefits and the present value of pension obligations are determined using actuarial valuation methods. An actuarial valuation involves the use of assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future increases in pension benefits. The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed periodically.

The mortality rate is based on mortality tables available in Brazil. Future increases in wages and pension benefits are based on expected future inflation rates for Brazil.

For further detils of the assumptions used, see note 35.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Fair value of financial instruments

When the fair value of financial assets and liabilities presented in the balance sheet cannot be obtained in active markets, it is determined using valuation techniques including the discounted cash flow method. The input for these methods is taken from observable markets when possible. However, when this is not possible, a certain level of judgment is required in establishing fair values. This judgment includes consideration of data used, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value of financial instruments.

Provisions for judicial, tax, civil and labor claims

The Company recognizes a provision for civil, labor and tax claims. The assessment of probability of loss includes evaluation of available evidence, the hierarchy of laws, available case law, most recent court decisions and their relevance in the legal system, as well as the evaluation of outside counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as applicable statutes of limitation, conclusions of tax audits or additional exposures identified based on new issues or judicial rulings.

Fixed and intangible assets, including goodwill

The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates, particularly for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological changes are difficult to predict.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

When an item of property, plant and equipment or an intangible asset is considered to be impaired, the impairment loss is recognized in the statement of income for the period. The decision to recognize an impairment loss involves estimates of the timing and amount of the impairment, as well as an analysis of the reasons for the potential loss. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

The Company evaluates periodically its cash-generating unit’s performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating unit to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

aa) Non-controlling shareholders interests

Non-controlling shareholders interests representing the portion of income or loss and of net equity of subsidiaries that are not held by the Company, which are stated in the consolidated balance sheet under the net equity caption.

bb) Financial Income and Expenses

Financial income and expenses represent interest, monetary and exchange variations from financial investments, derivatives, loans, financings and debenture transactions; net present value adjustments of transactions that generate monetary assets and liabilities; and other financial transactions. They are recognized on accrual basis when earned or incurred by the Company and its subsidiaries.

cc) Statements of cash flows and of added value

The statements of cash flows were prepared using the indirect method and reflect changes in cash over the stated years. The terms used in the statements of cash flows are as follows:

•      Operating activities: refer to the main transactions performed by the Company activities other than investment and financing;

•      Investing activities: refer to additions and dispositions of noncurrent assets and other investments not included in cash and cash equivalents;

•      Financing activities: refer to activities resulting in changes in equity and loans.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

The statement of value added is presented as additional information in compliance with Brazilian corporation law and was prepared according to CPC 09 – Statement of value added. Its purpose is to highlight the resources created by the Company during the year and demonstrate its distribution among the different stakeholders.

dd) Segment reporting

An operating segment is defined as a component of an entity for which discrete financial information is available, and which is reviewed regularly by the entity's chief operating decision maker to make decisions about resources to be allocated to an individual segment and to assess its performance. Since all decisions by management are made based on consolidated reports, the Company’s operation is to provide its customers with quality telecommunication services, and that all decisions on strategic, financial, procuring, investment and resource application planning are made on a consolidated basis, the management concluded that the Company and its subsidiaries operate in a single operating segment, which is the rendering of telecommunications services.

4.   Acquisition of Vivo Participações S.A. (Vivo Part.)

Fiscal year 2011

Background: Acquisition of Brasilcel N.V. stocks by Telefónica S.A.

As disclosed through material fact notices dated July 28, 2010 and September 27, 2010, on July 28, 2010 Telefónica S.A., a corporation with head office in Madrid, Spain (Telefónica) and Portugal Telecom SG SGPS, S.A., a corporation with head office in Lisbon, Portugal (Portugal Telecom) signed an agreement for the acquisition by Telefonica of 50% of Brasilcel N.V’s (Brasilcel) shares, owned by Portugal Telecom. Therefore, the transaction resulted in the indirect acquisition of shares of Vivo Participações. Brasilcel, is a company headquartered in the Netherlands, was held prior to the acquisition by Telefónica (50%) and by Portugal Telecom (50%) and, in 2002, it was used as a means to form a joint venture between both shareholders so as to hold the shares and control of the holdings jointly, as well as the mobile phone companies which were later added, respectively, in Vivo Part. (former Telesp CelularParticipações S.A.) and in Vivo S.A, full subsidiary of the Company.

On December 21, 2010, Brasilcel was merged into Telefónica, which held direct and indirect stakes in Vivo Part.’s capital stock, with a share of approximately 60%.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Due to the acquisition of control of Vivo Part. and pursuant to the terms provided for in Article 254-A of Law 6,404/76 the procedures established in article 29 of CVM Instruction 361, applicable to Tender Offers (OPA) by sale of control, as defined by item III of article 2 of CVM Instruction 361, on February 17, 2011 Telefónica through its subsidiary SP Telecomunicações Ltda (“SPTelecom”) launched a Public Tender Offer for the shares with voting rights of Vivo Part. (ON shares) held by non-controlling interests. Those shares were priced at 80% of the value paid by Telefónica to Portugal Telecom SG SGPS S.A., for each common share with voting rights of Vivo Part. S.A. (ON) owned by Brasilcel.

On March 18, 2011, date of Tender Offers (OPA), SP Telecom acquired 10,634,722 common shares of Vivo Part., representing 2.65% of such company’s capital, resulting the Telefonica Group earning 62.1% of Vivo Part.

Acquisition of Vivo Part. by Telefônica Brasil and corporate restructuring

In order to unify the shareholder’s base of the companies, simplify the organizational structure, rationalize costs, integrate businesses and, consequently, generate synergies provided for in the strategy of Telefónica, on December 27, 2010, the Boards of Directors of Vivo Part. and Telefônica Brasil approved the terms and conditions for restructuring, which provided for the merger of 100% of the shares of Vivo Part. into Telefônica Brasil. Following recommendations of the Guiding Opinion No. 35 of CVM, independent special committees were created to negotiate the exchange ratio of shares and conclude about the other conditions of the Corporate Restructuring proposal in order to submit later its recommendations to the Board of Directors of both companies.

The proposal was submitted to Anatel's authorization and approved at a meeting of the Board of this agency held on March 24, 2011.

On March 25, 2011, the Boards of Directors of Vivo Part. and Telefônica Brasil approved the terms and conditions of the Corporate Restructuring, which were approved unanimously by the general meetings of shareholders of the Companies held on April 27, 2011.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

The Holdings (TBS Celular Participações Ltda. Portelcom Participações S.A., Brazil PTelecom S.A), controlled by Telefónica S.A. and whose main purpose was to hold shares of Vivo Part. were merged into Vivo Part as a preliminary phase for the first stage of restructuring.

The first stage of the transaction consisted of the unification of the share base of fixed and mobile operators of the Telefonica Group in Brazil, through the merger of shares of Vivo Part. into Telefônica Brasil. Telefônica Brasil merged all shares of Vivo Part., attributing it directly to the holders of shares of Vivo Part. incorporated, the new shares of Telefônica Brasil. The exchange of shares of Vivo Part. for shares of Telefônica Brasil was based on the exchange share ratio of 1.55 shares of Telefônica Brasil for each share of Vivo Part. This followed the recommendations of the independent special committees.

Due to the merger of shares of Vivo Part., Telefônica Brasil’s capital was increased by R$31,222,630, considering the economic value of the incorporated shares, based on an Economic Value Appraisal of Vivo Part. prepared by Planconsult Consultoria Ltda. ("Planconsult") in accordance with the provisions of article 252 paragraph 1 and combined with article 8.

Telefónica’s strategy in the first stage of the corporate restructuring was to maximize the potential of its operations in Brazil. Therefore, Telefônica Brasil became the direct shareholder of Vivo Part, and indirectly of Vivo S.A. Through the creation of this 'umbrella investment structure', the non-controlling shareholders of both companies will be equally benefited by the added values generated by the combination of the telecommunications business. This is a basic movement in business so as to improve its converging market strategy, including combined mobile and fixed line offers, etc. This reorganization created the conditions for the beginning of the process to obtain operational and financial synergies.

Additionally, as a consequence of this merger, on July 6, 2011, Vivo Part. filed a statement with the Securities and Exchange Commission ("SEC") in order to cancel its registration for the program of American Depositary Shares ("ADSs"), since all its ADSs were converted into ADSs of Telefônica Brasil, plus payment currency in lieu of fractional Telefônica Brasil ADSs, which was approved on July 7, 2011.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

The second and third stages of the corporate restructuring, disclosed to the market on June 15, 2011, seek to continue the simplification process of the organizational structure of the Companies, so as: (i) to focus all authorizations for the rendering of SMP (personal mobile service) services (originally held by Vivo Part and Vivo S.A.), and (ii) simplify the current corporate structure, eliminating the structure of Vivo Part., which due to the referred concentration of commitments became a holding company.

In the second stage, held on October 1, 2011 assets, rights and obligations of Vivo Part. related to mobile operations in Minas Gerais were awarded to Vivo S.A., a subsidiary of Vivo Part. As a result, Vivo S.A. became the only mobile operator in the group.

As there was no reason to maintain Vivo Part. as the holding of Vivo S.A. and after Anatel’s approval of the third stage of corporate restructuring, on August 16, 2011, Telefonica Brasil merged Vivo Part.’s equity, extinguishing Vivo Part. on October 3, 2011, what simplified and rationalized the Companie’s cost structures.

Accounting of Acquisition of Vivo Part. by Telefônica Brasil

Considering that accounting for business combinations between entities under common control has still not been specifically specified by local accounting regulations (CPCs) and IFRS, a company must apply the hierarchy provided for in paragraphs 10-12 of CPC Technical Pronouncement 23 – "Accounting Policies, Changes in Accounting Estimates and Errors" (equivalent to IAS 8 – paragraphs 10 to 12) to choose the accounting practice to be adopted.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Therefore, in the absence of a CPC or IFRS regulation which treats similar or related matters, and in the lack of guidance in the Conceptual Structure for the Elaboration and Presentation of Financial Statements, management can also consider the most recent technical positions taken on by other accounting regulatory bodies which use a similar conceptual structure to that of CPC to develop accounting pronouncements, or even, other generally accepted accounting literature and practices, so long as they do not conflict with the sources listed in item 11 of CPC 23.

Therefore, an entity can choose to account a business combination between entities under common control by either the acquisition method in accordance with CPC 15/IFRS 3(R) or by the pooling of interest method, with guidance provided by other accounting regulatory bodies with a similar structure to CPCs or IFRSs.

Since the acquisition method results in the revaluation of net assets of one or more entities involved and / or the generation of goodwill, it is necessary that economic substance exists from the perspective of the acquiring entity for this method to be applied, as is the case of this business combination.

Therefore, it is necessary that all the facts and circumstances from the perspective of the acquiring entity should be carefully analyzed, before it is concluded that a transaction has economic substance. If there was no economic substance, the pooling of interests method would be the only method that may be applied to that transaction.

Management understands that this transaction has economic substance having considered the following factors in its evaluation and documentation:

a) Objectives of the transaction: The acquisition of control of Vivo Part. by Telefónica had as its main objective the integration of fixed and mobile telecommunications services in Brazil as the telecommunication segment is already moving in this direction. Therefore, Telefónica must integrate necessarily its fixed and mobile operations in Brazil, so as to operate more efficiently and with the possibility of competing with the other companies in the telecom segment.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

The merger of Vivo Part.’s shares into Telefônica Brasil represents the first step towards the integration of the businesses and immediately generates gains due to the rationalization of structures and synergies, as well as avoids risks of claims by the shareholders of both companies, especially at this moment, in which some activities could be focused in one or in the other company. In addition, the shareholders of both companies will benefit from the higher liquidity of the shares in the stock exchange.

b) Involvement of third parties in the transaction, such as non-controlling shareholders: Vivo Part. had a significant number of non-controlling shareholders, representing 40.4% of its capital stock, which voted and approved the merger of shares in Telefônica Brasil, with abstention of only one shareholder who held 103 shares, which is not significant considering the Company’s capital. Telefônica Brasil, which had around 12% of non-controlling shareholders, had its operation approved by unanimous votes of the present shareholders.

c) If the transaction was conducted or not at fair value: The exchange ratio of shares was determined based on the recommendations of independent special committees and in their economic values, based on the discounted cash flow method, calculated by the financial advisors of Vivo Part.’s Committee, Signatura Lazard Financial Advisory Services Ltda. ("Signatura Lazard"), and Telefônica Brasil’s committee, Banco Santander S.A. ("Santander").

According to item 4.2 of the Merger Protocol the shareholders of Vivo Part. received in exchange of the shares they owned, new shares issued by the Telefônica Brasil, by the same type as those held by Vivo Part shareholders. The exchange of shares was approved as follows:  for each common and preferred share of Vivo Part., 1.55 new shares of the same type were issued by Telefônica Brasil.  Therefore, Telefônica Brasil issued 619,364,658 shares (212,767,241 common shares and 406,597,417 preferred shares) as payment for the 100% of the shareholdings of Vivo Participação S.A. The value of the issued shares in the total amount of R$31,222,630 was calculated based on the economic value of Vivo Part.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

The Company adopted fair value based on economical value report due to the fact that it is a transaction between two companies under common control, which value per share approximated the value paid by SP Telecom in March 2011 pursuant to the OPA (Public Tender Offer) that resulted in the acquisition of 2.65% of Vivo Part.’s capital held by non-controlling shareholders. As previously mentioned, this value substantially reflects the price paid by Telefónica in the acquisition of control of Vivo Part. from Portugal Telecom, with the differences pointed out mainly due to the premium paid by Telefonica in the acquisition of control and also due to the natural evolution of business between the data-base considered by the parent company (September 2010) and the data-base used by Telefônica Brasil (March 2011).

d) Existing activities in the companies involved in the transaction: The exchange of shares between Vivo Part. (mobile operator) and Telefônica Brasil (fixed line operator) is part of the strategy of integrating both activities, considering that the acquirer (Telefônica Brasil) did not have mobile operations. Telecom companies in Brazil are working towards obtaining integrated business so as to maintain competitiveness. Therefore, the activities of Vivo Part. and Telefônica Brasil are complementary in the current telecom business scenario and must be managed jointly for their development.

e) If the transaction conducts entities jointly to a ‘reporting entity’ which did not exist previously: The group’s strategy is to integrate its fixed line and mobile services in one 'reporting entity' which did not previously exist, aiming at sharing the synergy gains in the telecom segment in Brazil between shareholders.

f) The transaction altered the control of Vivo Part.: As a consequence of the exchange of shares process and in order to have only one reporting entity, Vivo Part. became a full subsidiary of Telefônica Brasil and was merged in the final stage of the corporate restructuring.

Therefore, we conclude that the merger of Vivo's shares into Telefônica Brasil has economic substance, and therefore, acquisition method of accounting should be used, as provided for in CPC 15/ IFRS 3 (R).

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

As provided below, the Company has also evaluated the transaction in order to determine properly the acquirer. In addition, if in a business combination CPC 36/IAS 27 is applied and it is not possible to indicate clearly which of the combined entities is the acquirer, additional guidance in CPC 15/ IFRS 3 (R) includes various other factors which must be considered in the determination of which entity is the acquirer.

In a business combination which takes place mainly through an exchange of shares, usually the acquirer is the entity that issues its shares to exchange with the acquired interest. However, in some business combinations, named reversed acquisitions, the entity which issues the shares can be considered the acquired entity.

In the identification of the acquirer in a business combination which takes place upon the exchange of shares, CPC 15/IFRS 3 (R), paragraphs B13 to B18, require that other relevant factors be considered, including the following:

a) In a business combination based on exchange of shares, the acquirer is normally the entity which issues the equity instruments: Telefônica Brasil issued the shares in exchange of shares owned by Vivo Part.’s shareholders, turning Vivo Part. a fully-owned subsidiary of Telefônica Brasil. Additionally, the final stage of such corporate restructuring was to merge Vivo Part. into Telefônica Brasil, and therefore Vivo Part. will no longer exist. Telefônica Brasil issued shares held by it in exchange for interest in Vivo Part., increasing its capital stock by R$31,222,630.

b) The composition of the Senior Management of the combined entity. The acquirer is normally the company whose former Senior Management is prevailing in the combined entity: The CEO and CFO of Telefônica Brasil, among other key–functions, remained in these positions until the merger of shares. The equivalent positions in Vivo Part. were extinguished.

c) The composition of Board of Directors (or equivalent body) of the combined entity. Usually the acquirer is the entity whose shareholders have the ability to elect, appoint or remove most members of the board of directors of the combined entity:  The Board of Directors of Telefônica Brasil remains and the Board of Vivo Part. no longer exists after the merger by Telefônica Brasil.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

d) Additionally, the guidance to identify the acquirer also considers that it is normally the entity whose relative size (measured, for instance, in assets, revenues and profit) is significantly larger than the acquired entity: Both companies have similar sizes, which, however must not be a determining fact to be considered in the identification of the acquirer. The most important fact to be considered is actually the essence of this acquisition, which is the acquisition of Vivo Part. from Portugal Telecom by Telefónica in Spain.  As a result, shares were exchanged upon this restructuring process so Telefônica Brasil and Vivo Part. could have their businesses integrated, generating the synergies expected by the management and by the market. Therefore, independently of the size of the companies it is important to consider the essence of the transaction which is the acquisition of Vivo Part by Telefônica Brasil to make the previously mentioned synergies possible.

Based on the afore-mentioned, Management concluded that Telefonica Brasil is the acquirer on this transaction.

The fair value of the identifiable assets acquired and liabilities assumed of Vivo Part. were measured and recognized at acquisition date.

These values were determined upon various measurement methods of evaluation for each type of asset and/or liability based on the best available information. The advice of experts has also been considered in addition to the various other considerations made in determining these fair values.

The methods and assumptions used to measure these fair values were as follows:

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Licenses

The fair value of the licenses has been determined through the use of Multi-period Excess Earnings Method (MEEM), which is based on a calculation of discounted cash flows of the estimated future economic benefits attributable to the licenses, net of the elimination of charges related to contributing assets involved in the generation of such cash flows and excluding the cash flows attributable to the customer base.

This method assumes that intangible assets rarely generate income on their own. Thus, cash flows attributable to the licenses are those remaining after the return on investment of all of the contributing assets required to generate the projected cash flows. The allocated fair value of the licenses on the acquisition date was R$12,876,000, which is being amortized over a 27.75 year period for accounting purposes.

Customer base

The customer base has been measured using the MEEM, which is based on a discounted cash flow analysis of the estimated future economic benefits attributable to the customer base, net of the elimination of charges involved in its generation. An analysis of the average length of customer relationships, using the retirement rate method, was performed in order to estimate the remaining useful life of the customer base.

The objective of the analysis of useful lives is to estimate a survival curve that predicts future customer churn of our current client base. The so-called "Iowa Curves" were considered to approximate the survival curve of customers. The allocated fair value of the licenses on the date of the acquisition was R$ 2,042,000, which is being amortized over a 8.5 year period for accounting purposes.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Trademark

The fair value of the trademark was calculated using the "relief-from-royalty" method. This method establishes that an asset’s value is calculated by capitalizing the royalties saved by holding the intellectual property. In other words the trademark owner generates a gain in holding the intangible asset rather than paying royalties for its use. The royalties saving was calculated by applying a market royalty rate (expressed as a percentage of revenues) to future revenues expected to be generated from the sale of products and services associated with the intangible asset. A market royalty rate is the rate, normally expressed as a percentage of net revenues, that a knowledgeable, interested owner would charge a knowledgeable, interested user for the use of an asset in an arm’s length transaction. The allocated fair value of the licenses on the date of the acquisition was R$1,642,000, which is being amortized over a 19.5 year period for accounting purposes.

The provisional fair values, goodwill and cost of the identifiable assets acquired and liabilities assumed in this transaction at acquisition dates were the following:

In R$ thousands	Vivo Participações S.A.
(provisional data)
Fair value
Current assets	7,244,124
Non-current assets	28,134,683
Deferred tax asset, net(2)	417,883
Other non-current assets	2,385,177
Property, plant and equipment	6,198,358
Intangible assets (1)	19,133,265

Current liabilities	(7,964,209)
Non-current liabilities	(5,352,456)
Other non-current liabilities (3)	(5,352,456)
Net asset amount	22,062,142
Cost of shareholdings	31,222,630
Goodwill of the transaction	9,160,488

(1)   Includes the allocation of fair value attributed to licenses (R$12,876,000), trademark (R$1,642,000) and customer base (R$2,042,000). The Company does not consider trademark and customer base as deductible items for tax purposes.

(2)   Includes the recognition of deferred income tax over (1) and (3).

(3)   Includes allocation of fair value attributed to contingent liabilities of R$283,000.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

At the date of issuance of these consolidated financial statements, the Company was concluding the process of determining the fair value of the identifiable assets acquired and liabilities assumed from Vivo Part. and, accordingly, new information obtained about facts and circumstances existing at the acquisition date, may result in some adjustments to the provisional allocation of intangibles and goodwill. The conclusion of this process is expected to be carried out within a maximum of twelve months from the date of acquisition.

The fair value of accounts receivables for products sold and services rendered totals R$2,809,561. The gross amount is R$3,027,732. Over the gross amount of accounts receivables for products sold and services rendered, an allowance for doubtful accounts of R$218,171 was recorded, for which settlement is expected in the net value of this provision.

According to /IFRS 3 (R) - Business Combination, the acquirer must recognize, on the date of acquisition, contingent liabilities assumed on a business combination even if it is not likely that the outflow of resources to settle the liability are necessary, as long as a present obligation arising from past events exists and its fair value can be reliably measured.  In compliance with the criteria above, in this acquisition, a contingent liability at fair value of R$283,000 was recognized, based on the possible cash outflow estimated for its settlement on the acquisition date (see note 20).

Analysis of cash flow on acquisition	R$thousand
Transaction costs (included in cash flows from operating activities)	(9,066)
Cash and cash equivalents of the company acquired (included in cash flows from investing activities)	1,982,898
Net cash of outflow and cash equivalents from the acquisition	1,973,832

The transaction costs incurred to date in an amount of R$9,066 were recorded in the statement of income as other operating expenses.

From the acquisition date and up to the date of issuance of these financial statements (December 31, 2011), Vivo Part. (until September 2011) and Vivo S.A. have contributed with R$16,125,386 of the net combined operating revenue and R$2,615,068 of the combined net profit.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

For information purposes only, we presented below an unaudited pro forma combined statement of income between the Company and the acquired company, Vivo Part., should the acquisition have taken place on January 1, 2011, without considering retroactively as of this date the accounting effects of the purchase price allocations (PPA). This statement does not intend to represent the real results of the operations of the Company should the restructuring have taken place on the specified date, nor should it be used to project results of the Company’s operations on any date or future period.

For the fiscal year ended December 31, 2011 (unaudited)

	Telefônica Brasil Consolidated for the fiscal year ended December 31, 2011	Vivo Consolidated for the three months period ended March 31, 2011	Elimination (b)	Telefônica Brasil Combined
Net operating revenue	29,128,740	4,812,330	(802,456)	33,138,614
Costs of goods and services (a)	(14,380,171)	(2,217,733)	773,395	(15,824,509)
Gross profit	14,748,569	2,594,597	(29,061)	17,314,105
Operating (expenses) income	(8,951,203)	(1,489,121)	29,061	(10,411,263)
Selling (a)	(7,010,125)	(1,180,178)	36,545	(8,153,758)
General and administrative (a)	(2,383,236)	(310,416)	-	(2,693,652)
Other operating income (expenses), net	442,158	1,473	(7,484)	436,147
Operating income before financial expense, net	5,797,366	1,105,476	-	6,902,842
Financial expense, net	(139,692)	(39,794)	-	(179,486)
Income before income tax and social contribution	5,657,674	1,065,682	-	6,723,356
Income tax and social contribution	(1,295,475)	(355,476)	-	(1,650,951)
Net income for the period (c)	4,362,199	710,206	-	5,072,405
Atributted to equity holders of the parent company	4,355,318	-	-	5,065,524
Attributed to participation of non-controlling shareholders	6,881	-	-	6,881

(a)  Includes depreciation and amortization expenses amounting to R$5,131,853.

(b)  Includes mainly revenues and interconnection costs.

(c)  Combined net income would be R$4,940,938 in 2011, should the effects of the amortization of intangible assets of the first 3 months of 2011 (R$199,193), net of deferred income taxes amounting to R$67,726, have been included.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

5.   Cash and cash equivalents

	Company		Consolidated
	2011	2010	2011	2010

Bank accounts	17,969	4,257	77,404	8,930
Short-term investments	808,933	1,084,832	2,862,938	1,547,785

Total	826,902	1,089,089	2,940,342	1,556,715

Short-term investments are basically CDB (Bank Deposits Certificate), indexed under CDI (Inter-bank Deposits Certificate) rate variation, which are readily liquid and maintained with reputable financial institutions.

6.   Trade accounts receivable, net

	Company		Consolidated
	2011	2010	2011	2010

Billed amounts	1,823,017	1,601,572	3,461,465	1,854,151
Interconnection receivable	941,614	164,979	1,855,801	188,609
Accrued unbilled amounts	129,741	1,196,912	930,178	1,336,441
Gross accounts receivable	2,894,372	2,963,463	6,247,444	3,379,201

Allowance for doubtful accounts	(607,736)	(607,450)	(1,056,729)	(765,633)

Total	2,286,636	2,356,013	5,190,715	2,613,568

Current	1,653,269	1,765,086	4,103,377	2,008,325
Past-due – 1 to 30 days	371,256	371,541	631,923	394,371
Past-due – 31 to 60 days	97,504	91,385	204,775	95,206
Past-due – 61 to 90 days	46,932	37,339	115,125	41,096
Past-due – 91 to 120 days	24,188	18,613	49,815	19,088
Past-due – more than 120 days	93,487	72,049	85,700	55,482
Total	2,286,636	2,356,013	5,190,715	2,613,568

Current	2,286,636	2,356,013	5,105,860	2,546,225
Non-current	-	-	84,855	67,343

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Changes in Allowance for doubtful accounts

	Company		Consolidated
	2011	2010	2011	2010

Opening balance	(607,450)	(671,460)	(765,633)	(833,639)

Provision charged to selling expenses (Note 26)	(300,905)	(327,302)	(506,581)	(386,340)
Business combination	-	-	(218,171)	-
Consolidation of TVA	-	-	(3,659)	-
Write-offs	300,619	391,312	437,315	454,346

Ending balance	(607,736)	(607,450)	(1,056,729)	(765,633)

Subsidiary A.Telecom offers “Posto Informático”, a product that consists of the lease of IT equipment to small- and medium-sized companies for fixed installments received over the agreed term. Considering the related contractual conditions, the Company classified this product as “Finance Lease” in the financial statements as of December 31, 2011 and 2010 (note 3.g).

The consolidated accounts receivable as of December 31, 2011 and 2010 reflect the following effects:

	2011	2010

Present value of minimum payments receivable	261,933	112,352
Unrealized financial income	8,941	23,213
Gross investment in finance lease receivables	270,874	135,565

Allowance for doubtful accounts	(69,375)	(18,102)

Financial Leases receivable, net	201,499	117,463

Current	177,078	45,009
Non-current	84,855	67,343

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Aging list of financial leases receivable:

Year	Gross Investment	Present Value

Falling due within one year	177,078	177,078
Falling due within five years	93,796	84,855

Total	270,874	261,933

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

7.   Inventories

	Company		Consolidated
	2011	2010	2011	2010

Consumption materials	54,124	73,584	94,547	100,579
Resale items (*)	7,030	46,632	435,032	66,564
Other inventories	6,333	7,806	6,468	10,052
Allowance for reduction to net recoverable value and obsolescence	(35,651)	(92,920)	(64,326)	(99,696)

Total current	31,836	35,102	471,721	77,499

(*)  Includes, among others, cellphones and IT equipments.

Below, we present the changes in the allowance for reduction to net recoverable value and obsolescence:

	Company		Consolidated
	2011	2010	2011	2010
Opening balance	(92,920)	(70,237)	(99,696)	(75,928)
Additions	(10,191)	(24,484)	(37,462)	(31,568)
Write-offs	67,460	1,801	95,149	7,800
Business combination	-	-	(18,852)	-
Consolidation of TVA	-	-	(3,465)	-
Ending balance	(35,651)	(92,920)	(64,326)	(99,696)

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

The reduction in the balance of resale items is explained due to the disposal process made through auctions and reuse in the Company’s plant.

8.   Deferred and recoverable taxes

8.1 Recoverable taxes

	Company		Consolidated
	2011	2010	2011	2010

Withholding taxes	106,072	70,558	152,919	91,185
Recoverable income tax and social contribution	1,051,864	13,422	1,143,988	27,088
ICMS (state VAT) (*)	422,679	397,745	1,665,896	534,323
ICMS (state VAT)-Convênio 39/Portaria CAT 06	284,959	313,177	307,832	313,177
PIS and COFINS	43,898	4,789	210,950	17,726
Other	9,141	1,720	28,440	2,535

Total	1,918,613	801,411	3,510,025	986,034

Current	1,130,761	480,691	2,495,066	659,357
Non-current	787,852	320,720	1,014,959	326,677

(*)  The amount recorded as of December 31, 2011 refers mainly to credits on the acquisition of property, plant and equipment items, available for offset against VAT obligations in 48 months.

8.2 Deferred taxes

The Company and its subsidiaries recognized deferred income and social contribution tax assets considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable based on a technical feasibility study, approved by the Board of Directors on December 12, 2011.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

	Company		Consolidated
	2011	2010	2011	2010
Deferred Assets
Tax loss carry-forwards – Income tax and social contribution (a)	-	-	348,576	2,325
Provisions for tax, labor and civil claims	582,695	302,607	736,312	302,607
Post-retirement benefit plans	98,833	74,460	98,833	74,460
Allowance for doubtful accounts	97,466	100,194	178,433	100,194
Fust Provision	89,294	73,251	151,985	73,251
Allowance for obsolescence of modems and others	8,745	18,713	8,745	18,713
Employee Profit sharing	43,368	38,730	82,564	38,730
Accelerated depreciation	101,668	46,318	433,512	46,318
Allowance for reduction of inventory to recoverable value	12,121	31,593	17,542	31,593
Provision for loyalty program	-	-	23,399	-
Derivatives	37,352	33,188	69,387	33,188
Merged tax credits – DABR (b)	22,076	34,691	46,962	34,691
Provisions	129,087	129,798	354,916	129,798
Income tax and social contribution on other temporary differences	99,143	128,144	308,462	128,144
	1,321,848	1,011,687	2,859,628	1,014,012

Deferred liabilities
Technological innovation Law	(224,254)	(238,957)	(333,156)	(238,957)
Exchange rate variation	(14,742)	(25,811)	(14,742)	(25,811)
Merged tax credits (b)	(207,668)	(136,015)	(207,668)	(136,015)
Client portfolio	(630,896)	-	(630,896)	-
Trademarks and patents	(536,808)	-	(536,808)	-
License	(79,976)	-	(79,976)	-
Effects of goodwill generated by the merger of Telemig and Telemig Participações into TCO IP S.A.	(258,695)	-	(258,695)	-
Effect of goodwill generated on the acquisition of Vivo Part.	(53,374)	-	(53,374)	-
Income tax and Social contribution on other temporary differences	(104,389)	(109,550)	(104,389)	(109,550)
	(2,110,802)	(510,333)	(2,219,704)	(510,333)
Total non-current asset (liability), net	(788,954)	501,354	639,924	503,679

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

a)  Tax loss carryforward and negative tax base: represent the amount recorded  by the Company’s subsidiaries which, pursuant to the Brazilian legislation, may be offset up to the limit of 30% of the taxable income computed in the coming fiscal years and subject to no statute of limitations. The subsidiaries Telefônica Data S.A. and Telefônica Sistema de Televisão S.A. did not record the potential deferred income and social contribution taxes credit that would arise from the use of the tax loss carryforwards and negative tax bases in the amount of R$54,139 at December 31, 2011, given the uncertainty, at this time, as to these subsidiaries ability to generate sufficient future taxable results to ensure the realization of these deferred taxes.

Below we present tax credit amounts from tax loss carryforwards recognized and not recorded by the Company`s subsidiaries. As of December 31, 2011, there was no significant change in the Company´s business or those of its subsidiaries that would indicate the need for a provision for the aforementioned tax credits.

	Consolidated
	Income Tax	Social Contribution	Total

Tax-loss carry-forward and negative base at 12/31/2011	1,195,277	1,154,399	2,349,677
Tax credit (25% + 9%)	298,819	103,896	402,715
Tax credit recognized	259,011	89,565	348,576
Tax credit not recognized	39,808	14,331	54,139

	Consolidated
	Income tax	Social Contribution	Total
Tax-loss carry-forward and negative base at 12/31/2010	130,435	130,435	260,870
Tax credit (25% + 9%)	32,609	11,739	44,348
Tax credit recognized	1,710	615	2,325
Tax credit not recognized	30,899	11,124	42,023

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

b) Merged tax credit:  Relate to tax benefits arising from corporate reorganizations represented by goodwill amounts based on future expected profitability to be used in compliance with the limits established by tax legislation.

Changes in deferred income and social contribution tax assets and liabilities:

	Company
Deferred Tax Assets	December 31, 2010	Additions	Write-offs/realization	Business Combination	December 31, 2011

Other deferred assets	1,011,687	133,216	(74,609)	251,554	1,321,848

Total	1,011,687	133,216	(74,609)	251,554	1,321,848

	Consolidated
Deferred Tax Assets	December 31, 2010	Additions	Write-offs/realization	Business Combination	December 31, 2011

Tax losses	2,325	-	(393,067)	739,318	348,576
Other deferred assets	1,011,687	252,826	(108,222)	1,354,761	2,511,052

Total	1,014,012	252,826	(501,289)	2,094,079	2,859,628

	Consolidated
Deferred Tax Assets	December 31, 2009	Additions	Write-offs	December 31, 2010
Tax losses	1,716	609	-	2,325
Other deferred assets	926,990	111,175	(26,478)	1,011,687
Total	928,706	111,784	(26,478)	1,014,012

	Company
Deferred Tax Liabilities	December 31, 2010	Additions	Write-o ffs / realization	Business Combination	Other comprehensive income	December 31, 2011
Deferred liabilities	510,333	246,024	(57,339)	1,433,126	(21,342)	2,110,802
Total	510,333	246,024	(57,339)	1,433,126	(21,342)	2,110,802

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

	Consolidated
Deferred Tax Liabilities	December 31, 2010	Additions	Write-offs	Business Combination	Other comprehensive income	December, 31 2011

Deferred liabilities	510,333	274,332	(155,452)	1,611,833	(21,342)	2,219,704
Total	510,333	274,332	(155,452)	1,611,833	(21,342)	2,219,704

	Consolidated
Deferred Tax Liabilities	December 31, 2009	Additions	Write-offs/realization	Other comprehensive income	December, 31 2010

Deferred liabilities	364,642	207,869	(3,669)	(58,509)	510,333
Total	364,642	207,869	(3,669)	(58,509)	510,333

At December 31, 2011, the Company projects deferred tax (liabilities) assets to be realized as follows:

Year	Company	Consolidated

2012	240,635	1,337,875
2013	93,927	93,927
2014	1,758	1,758
2015	(31,700)	(31,700)
2016	(35,603)	(35,603)
From 2017	(1,057,971)	(726,333)
Total	(788,954)	639,924

These recoverable amounts are based on projections that may change in the future.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

9.   Escrow deposits

The Company and its subsidiaries have escrow deposits and assets frozen by court order in connection with civil, labor and tax lawsuits, as follows:

	Company
	Nature
	Labor Claims	Tax Litigation	Civil Litigation	Freeze of assets by court order	Total

Non-current as of 12/31/2010	553,534	539,919	526,581	76,383	1,696,417

Additions	126,575	46,324	122,489	289,242	584,630
Write-offs / reversal	(39,080)	(595)	(57,693)	(321,273)	(418,641)
Monetary restatement	38,620	60,821	36,235	-	135,676
Transfers	32,954	-	(30,029)	(2,925)	-
Merger of Vivo Part.	5,457	802,742	3,764	5,919	817,882
Non-current as of 12/31/2011	718,060	1,449,211	601,347	47,346	2,815,964

	Company
	Nature
	Labor claims	Tax litigation	Civil litigation	Freeze of assets by court order	Total
Non-current as of 12/31/2009	435,842	477,441	376,177	37,491	1,326,951
Additions	104,104	32,095	116,780	72,500	325,479
Write-offs/reversals	(11,980)	-	(17,437)	-	(29,417)
Monetary restatement	14,316	30,415	28,673	-	73,404
Transfers	11,252	(32)	22,388	(33,608)	-
Non-current as of 12/31/2010	553,534	539,919	526,581	76,383	1,696,417

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

	Consolidated
	Nature
	Labor Claims	Tax Litigation	Civil Litigation	Freeze of assets by court order	Total

Non-current as of 12/31/2010	555,322	546,387	528,887	80,087	1,710,683

Business combination	54,939	1,146,771	77,336	58,113	1,337,159
Consolidation of TVA	2,488	24,128	6,542	1,743	34,901
Additions	139,123	72,745	141,146	314,373	667,387
Write-offs / reversal	(42,796)	(5,605)	(76,361)	(340,605)	(465,367)
Monetary restatement	39,847	133,211	39,177	-	212,235
Transfers	40,782	1,166	(1,442)	(40,506)	-
Merger of Ptelecom	-	19,667	-	-	19,667
Non-current as of 12/31/2011	789,705	1,938,470	715,285	73,205	3,516,665
Current	18,501	15,207	61,687	21,026	116,421
Non-current	771,204	1,923,263	653,598	52,179	3,400,244

	Consolidated
	Nature
	Labor Claims	Tax Litigation	Civil Litigation	Freeze of assets by court order	Total

Non-current as of 12/31/2009	436,153	481,664	377,301	40,222	1,335,340

Additions	104,480	33,840	117,414	75,441	331,175
Write-offs / reversal	(11,980)	-	(17,839)	-	(29,819)
Monetary restatement	14,355	30,920	28,712	-	73,987
Transfers	12,314	(37)	23,299	(35,576)	-

Non-current as of 12/31/2010	555,322	546,387	528,887	80,087	1,710,683

See note 20, Provisions for further details of the matters that gave rise to these deposits.

On December 31, 2011, the Company and its subsidiaries had several judicial tax deposits totaling R$1,938,470 (Company R$1,449,211).

A brief description of the main consolidated judicial tax deposits is as follows:

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

PIS and COFINS

The subsidiary Vivo is part in judicial claims involving the following matters: i) claim arising from tax debits offsetting with credits derived from overpayments not recognized by the tax authorities; ii) tax debt derived from underpayment due to fire in the ancillary statements (DCTFs); and iii) disputes referring to changes in rates and increase in the taxable bases introduced by Law No. 9718/98.

As of December 31, 2011, the balance of escrow deposits amounted to R$68,532. The amounts provisioned related to such escrow deposits are disclosed in note 20.

CIDE

The Company and subsidiaries are involved in administrative and judicial disputes for the exemption of the CIDE levied on offshore remittances of resources derived from agreements for the transfer of technology, brand and software licensing, etc.

As of December 31, 2011, the balance of escrow deposits amounted to R$123,228 (Company R$4,852). The amounts provisioned related to such escrow deposits are in note 20.

FISTEL

Due to extensions of licenses terms for utilization of telephony switches associated with the performance of commuted fixed telephony services (fixed operators) and extensions for the use of radio frequencies associated with the performance of personal mobile services (mobile operators), ANATEL collected TFI on the extension of the licenses granted and on the radio base stations, mobile stations and radio links.

Such tax collection was due to ANATEL´s belief that the extension was a TFI taxable event. The Company and its subsidiaries have separately contest this tax at the administrative and judicial level in the belief that this collection is improper.

As of December 31, 2011, the amount deposited totaled R$767,530 (Company  R$767.530). There are amounts provisioned of R$733,038 related to such escrows deposits which are disclosed in note 20.

IRRF

The Company and its subsidiaries filed writs of mandamus claiming its right not to have IRRF (Withholding Income Tax) incidence over: (a) remittances to other countries for outcoming traffic (fixed operators); (b) interest on shareholder’s equity paid (mobile operators).

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

As of December 31, 2011, the balance of court deposits amounted to R$53,760 (Company R$46,051). There are amounts provisioned of R$24,753 related to such escrow deposits which are disclosed in note 20.

In addition to those discussions, the Company and its subsidiaries are parties to other judicial claims involving the following matters: (a) IRRF levied on rent and royalties income, salary, and fixed-rate financial investments; (b) debts referring to the offsetting of IRPJ and CSLL overpayments not recognized by the Federal tax authorities, and debt referring to fines derived from the untimely payment of IRRF.

As of December 31, 2011, the balance of escrow deposits amounted to R$7,709. The amounts provisioned related to such escrow deposits are disclosed in note 20.

IRPJ

The Company and its subsidiaries were party to judicial claims involving the following matters: (a) claims arising from tax debits offsetting with credits derived from overpayments not recognized by the Federal tax authorities; and (b) requirement of IRPJ estimates and lack of payment – debts in the integrated system of economic-fiscal information (SIEF).

As of December 31, 2011, the balance of escrow deposits amounted to R$23,866 (Company R$22,617). There are amounts provisioned of R$1,249 related to such escrow deposits which are disclosed in note 20.

EBC (Empresa Brasil de Comunicação) Contribution

Sinditelebrasil (Union of Telephony and Cellular and Personal Mobile Service Companies) filed a writ of mandamus challenging the Contribution for Development of the Public Radio Broadcasting payable to EBC (Empresa Brasil de Comunicação), created by Law No. 11,652/2008. The Company and its subsidiaries, as members of the union, made escrow deposits referring to that contribution.

As of December 31, 2011 the amounts deposited totaled R$254,328 (Company R$31,053). The amounts provisioned related to such escrow deposits are disclosed in note 20.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company filed a writ of mandamus in order to nullify the entry stemming from collection of Social Security, Work Accident Insurance (SAT) and third party funds on payment of "Indenização Compensatória por Supressão de Benefícios" due to the suspension of collective bargaining agreements of 1996/1997 and 1998/1999.

On December 31, 2011, the balance of escrow deposits totaled R$75,278.

Guarantee fund for years of service (FGTS)

The Company filed a writ of mandamus in order to declare its right not to pay surtax of 0.5% and 10% for FGTS – (Fundo de Garantia por Tempo de Serviço) established by Supplementary Law No. 110/2001 levied on deposits made by employers (the proceedings did not result in any reduction of part of the deposits for FGTS made by the Company on behalf of its employees).

As of December 31, 2011, the value deposited totaled R$62,154. The amounts provisioned related to these escrow deposits are disclosed in note 20.

Tax on Net Income (ILL)

The Company filed a writ of mandamus in order to declare its right to offset overpayments of Tax on Net Income with overdue installments of IRPJ.

As of December 31, 2011, the total value deposited amounted to R$46,770.

Universalization of telecommunications services fund (FUST)

The Company and its subsidiaries filed a writ of mandamus in order to declare its right to: (a) Fixed operations: non-inclusion of interconnection expenses (ITX) and EILD in the FUST tax base and (b) Mobile operations: non-inclusion of interconnection revenue (ITX) and EILD in the FUST tax base, in accordance with the provision Súmula nº 7, dated December 15,  2005, as it does not comply with the provisions contained in sole paragraph  of article 6 of Law No. 9,998, dated August 17, 2000.

As of December 31, 2011, the amount deposited totaled R$299,545 (Company R$291,019). The amounts provisioned related to these escrow deposits are disclosed in note 20.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Provisional Contribution Tax on Financial Transactions (CPMF)

Due to merger of PTelecom Brasil S.A into the subsidiary Vivo Part., which was later merger into the Company, the escrow deposit balance, related to the writ of mandamus filed by PTelecom Brasil S.A, aiming to reject the requirement for CPMF on symbolic and simultaneous foreign-exchange contracts, required by the Brazilian Central Bank for the conversion of external loan into investment, was incorporated by the Company.

As of December 31, 2011, the amount deposited totaled R$20,220. The amounts provisioned related to these escrow deposits are disclosed in note 20.

State VAT (ICMS)

The Company and its subsidiaries are involved in judicial discussions comprising the following issues: (a) ICMS declared and not paid; (b) ICMS not levied on communication in default; (c)  subject to the payment of fine for late tax payment, paid spontaneously; (d) ICMS supposedly levied on access, activation, habilitation, availability and use of services, as well as those related to supplementary services and additional facilities; (e) right to credit from the acquisition of goods designated to fixed assets and electricity; and (f) activation of cards for pre-paid services.

As of December 31, 2011, the amount deposited totaled R$29,974 (Company R$33). There are amounts provisioned of R$29,941 related to these judicial deposits which are disclosed in note 20.

Other taxes and contributions

The Company and its subsidiaries had judicial discussions that comprise the following issues: (a) service tax (ISS) over non-core services; (b) municipal real estate tax (IPTU) not subject to exemption ; (c) municipal inspection, operation and publicity taxes; (d) differential rate SAT (1% to 3% - Work Accident Insurance); (e) use of soil rate; (f) pension contributions regarding the supposed lack of retention of 11% of the value of various bills, invoices and receipts for supplier contracted; (g) public price for Numbering Resources Management (PPNUM) by ANATEL.

As of December 31, 2011, the amount deposited totaled R$105,576 (Company R$81,634).

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

10.         Prepaid expenses

	Company		Consolidated
	2011	2010	2011	2010
Advertising and publicity	817	817	171,566	817
Rents	5,386	4,901	20,992	4,901
Insurance	6,452	8,563	10,289	8,714
Software maintenance	13,161	14,328	14,503	14,889
Financial charges	-	-	3,426	-
Other assets	11,889	12,014	34,280	12,051
Total current	37,705	40,623	255,056	41,372
Advertising and publicity	-	-	835	-
Rents	7,496	9,226	11,912	9,226
Insurance	860	4,511	1,695	4,511
Financial charges	-	-	5,317	-
Other assets	9,934	10,910	12,379	10,910
Total non-current	18,290	24,647	32,138	24,647

11. Other assets

	Company		Consolidated
	2011	2010	2011	2010
Advances	47,889	51,972	62,123	53,704
Related parties receivables (Note 32)	190,333	208,696	40,285	95,452
Subsidy on the sale of handsets	-	-	53,408	-
Suppliers receivables	7,050	59,769	184,748	59,769
Dividends and interest on shareholders'equity	172,679	2,201	-	-
Other assets	43,015	50,501	83,248	57,190
Total current	460,966	373,139	423,812	266,115
Receivables from Barramar S.A. (a)	-	-	52,248	56,700
Amounts linked to National Treasury securities	13,819	12,884	13,819	12,884
Pension assets surplus (note 35)	29,621	26,561	31,210	27,171
Related parties receivables (Note 32)	37,068	33,847	20,214	16,943
Other assets	28,713	36,406	30,802	40,110
Total non-current	109,221	109,698	148,293	153,808

(a) Refers to receivables from Barramar S.A., registered in Companhia AIX de Participações, net of allowance for losses.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

12. Investments

	2010	Additions	Merger of TBS, Portelcom e Ptelecom	Result of Equity Method	Dividends received	Other Comprehensive Income	Consolidation of TVA	Merger of Vivo Participações	2011

Subsidiaries (I)	1,266,272	9,129,193	47,724	2,562,983	(1,040,211)	564	-	(1,965,077)	10,001,448
Aliança Atlântica Holding B.V.	60,248	-	-	1,057	(12,835)	3,553	-	-	52,023
A. Telecom S.A.	612,934	-	-	110,037	-	(114)	-	-	722,857
Companhia AIX de Participações	68,900	-	-	3,251	(7,376)	-	-	-	64,775
Companhia ACT de Participações	6	-	-	(3)	-	-	-	-	3
Telefônica Data S.A.	206,424	114,000	-	(122,036)	-	167	-	-	198,555
Telefônica Sistemas de Televisão S.A.	259,770	-	-	(46,383)	-	-	-	-	213,387
Vivo Participações S.A.	-	9,011,273	47,724	1,533,157	-	-	-	(10,592,154)	-
Vivo S.A.	-	-	-	1,081,911	(1,020,000)	(3,042)	-	8,627,077	8,685,946
GTR Participações e Empreendimentos S.A (b)	2,055	-	-	18	-	-	-	-	2,073
Lemontree Participações S.A. (b)	17,047	3,920	-	(1,286)	-	-	-	-	19,681
Comercial Cabo TV São Paulo S.A. (b)	32,392	-	-	3,125	-	-	-	-	35,517
TVA Sul Paraná S.A. (b)	6,496	-	-	135	-	-	-	-	6,631

Goodw ill (I)	1,064,643	11,468,537	-	-	-	-	-	(2,324,201)	10,208,979

Added value of acquired assets net attributable to the company (c) (I)	-	10,742,820	-	(254,333)	-	-	-	(10,488,487)	-

Other investments (a) (I) (II)	39,658	-	-	-	-	(4,202)	-	-	35,456
Zon Multimédia – direct interest	9,036	-	-	-	-	(2,299)	-	-	6,737
Other investiments	30,622	-	-	-	-	(1,903)	-	-	28,719

Total company investiment (I)	2,370,573	31,340,550	47,724	2,308,650	(1,040,211)	(3,638)	-	(14,777,765)	20,245,883

Other investment (a) (II)	3,189	-	-	-	-	(810)	-	-	2,379
Zon Multimédia – indirect interest	3,189	-	-	-	-	(810)	-	-	2,379

Total consolidated investiment (II)	100,837	-	-	-	-	(5,012)	(57,990)	-	37,835

(a)    Other investments are measured at fair value.

(b)    Consolidated from January 1, 2011 as mentioned in Note 3.d.

(c)    Comprise the allocation of assets identifiable R$16,560,000, contingent liability in R$283,000, net of deferred taxes in R$5,534,180, related to the acquisition of Vivo Part, which were incorporated by the Company with the merger of that company on October 03, 2011 (see Note 4).

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

	2009	Result of Equity Method	Future Capital Contribution	Received dividends	Other comprehensive Income	Write-off (residual value)	2010
Wholly-owned subsidiaries (I)	1,232,119	(191,936)	205,694	(15,747)	(21,848)	-	1,208,282
Aliança Atlântica Holding B.V.	66,461	13,100	-	(3,575)	(15,738)	-	60,248
A.Telecom S.A.	648,016	(34,409)	-	-	(673)	-	612,934
Companhia AIX de Participações	66,009	9,269	5,794	(12,172)	-	-	68,900
Companhia ACT de Participações	3	3	-	-	-	-	6
Telefonica Data S.A.	178,696	(129,635)	162,800	-	(5,437)	-	206,424
Telefonica Sistemas de Televisão S.A.	272,934	(50,264)	37,100	-	-	-	259,770
Goodwill (I)	1,064,643	-	-	-	-	-	1,064,643
Associates (I) (II)	55,101	2,889	3,557	(3,557)	-	-	57,990
GTR Participações e Empreendimentos S.A.	2,121	(66)	60	(60)	-	-	2,055
Lemontree Participações S.A.	14,292	2,755	1,029	(1,029)	-	-	17,047
Comercial Cabo TV São Paulo S.A.	31,844	548	2,336	(2,336)	-	-	32,392
TVA Sul Paraná S.A.	6,844	(348)	132	(132)	-	-	6,496
Other investments (*) (I) (II)	223,668	-	-	-	(108,648)	(75,362)	39,658
Portugal Telecom – direct interest	170,777	-	-	-	(95,415)	(75,362)	-
Zon Multimédia – direct interest	13,049	-	-	-	(4,013)	-	9,036
Other investments	39,842	-	-	-	(9,220)	-	30,622
Total company investiment (I)	2,575,531	(189,047)	209,251	(19,304)	(130,496)	(75,362)	2,370,573
Other investments (*) (II)	61,530	-	-	-	(15,705)	(42,636)	3,189
Portugal Telecom – indirect interest	56,925	-	-	-	(14,289)	(42,636)
Zon Multimédia – indirect interest	4,605	-	-	-	(1,416)	-	3,189
Total consolidated investment (II)	340,299	2,889	3,557	(3,557)	(124,353)	(117,998)	100,837

(*) Other investments are measured at fair value.

The Company sold the consolidated interest held in Portugal Telecom on June 21, 2010, which generated the following effects:

	Company	Consolidated

Sale amount	153,880	205,149
Acquisition cost	(75,362)	(117,998)

Net gain from the sale	78,518	87,151

Jointly-owned companies consolidated on a proportional basis

The Group has ownership interest of 50% in Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which are consolidated on a proportional basis. The business purpose of each company is detailed in Note 1.c).

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

The amounts of assets, liabilities, revenues and expenses related to Telefônica Brasil’s interest in entities consolidated proportionally at December 31, 2011 and 2010 included in the consolidated financial statements are set out below:

	2011			2010
	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica

Current assets	4	3,501	49,655	7	4,820	57,456
Non-current assets	-	65,461	2,378	-	72,146	3,189
Current liabilities	1	2,338	9	1	5,727	397
Non-current liability	-	1,849	-	-	2,339	-

Shareholders’ equity	3	64,775	52,024	6	68,900	60,248

Revenue	25	27,491	1,139	27	31,254	13,200
Expenses	(28)	(24,240)	(82)	(24)	(21,985)	(99)
Net income for the year	(3)	3,251	1,057	3	9,269	13,101

13. Property, plant and equipment, net

	Company
	Annual depreciation rate %	Net book value as of 12/31/2010	Additions	Disposals, net	Transfers, net (b)	Depreciation	Net book value as of 12/31/2011

Switching equipment	10,00	1,231,455	53,956	(2,235)	198,390	(240,446)	1,241,120
Transmission equipment	5,00 a 10,00	3,672,915	382,707	(19,391)	444,550	(416,865)	4,063,916
Terminal equipment and modems	10,00 a 66,67	1,005,549	566,649	(4,217)	33,190	(637,342)	963,829
Infrastructure	4,00 a 12,50	2,794,729	23,565	(20,641)	133,118	(284,306)	2,646,465
Other	10,00 a 20,00	194,790	58,176	(2,186)	18,274	(61,060)	207,994
Provision for losses (a)		(26,064)	-	8,597	-	-	(17,467)
Property, plant and equipment in progress		702,585	738,425	(13,442)	(841,908)	-	585,660

Total		9,575,959	1,823,478	(53,515)	(14,386)	(1,640,019)	9,691,517

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

	Company
	Annual depreciation rate %	Net book value as of 12/31/2009	Additions	Disposals, net	Transfers, net (b)	Depreciation	Net book value as of 12/31/2010

Switching equipment	10,00	1,036,035	115,233	91	295,672	(215,576)	1,231,455
Transmission equipment	5,00 a 10,00	3,314,783	339,370	(4,189)	391,203	(368,252)	3,672,915
Terminal equipment and modems	10,00 a 66,67	968,498	466,104	(3,843)	928	(426,138)	1,005,549
Infrastructure	4,00 a 12,50	2,961,235	64,042	(40,405)	92,716	(282,859)	2,794,729
Other	10,00 a 20,00	198,538	58,839	(658)	5,649	(67,578)	194,790

Provision for losses (a)		-	(669)	-	(25,395)	-	(26,064)

Property, plant and equipment in progress		502,520	972,440	(11,623)	(760,752)	-	702,585

Total		8,981,609	2,015,359	(60,627)	21	(1,360,403)	9,575,959

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

	Consolidated
	Annual depreciation rate %	Net book value as of 12/31/2010	Additions	Disposals, net	Transfers, net (b)	Depreciation	Business Combination	Consolidation of TVA	Net book value as of 12/31/2011

Switching equipment	10,00	1,234,081	60,166	(5,087)	390,972	(346,804)	617,757	-	1,951,085
Transmission equipment	5,00 a 10,00	3,709,166	377,411	(49,123)	1,106,119	(847,229)	2,441,209	25,282	6,762,835
Terminal equipment and modems	10,00 a 66,67	1,274,037	991,417	(4,819)	1,081	(1,002,764)	258,714	29,387	1,547,053
Infrastructure	4,00 a 12,50	2,811,505	228,124	(61,059)	492,876	(703,375)	1,851,056	845	4,619,972
TV equipments and materials	8,00 a 20,00	187,343	125,865	-	(53,488)	(109,607)	-	29,056	179,169
Other	10,00 a 20,00	218,469	160,948	(4,879)	48,747	(193,108)	556,973	1,232	788,382
Provision for losses (a)		(41,373)	-	8,985	8,953	-	-	-	(23,435)
Property, plant and equipment in progress		807,469	2,068,327	(12,609)	(2,009,147)	-	472,649	2,170	1,328,859
Total		10,200,697	4,012,258	(128,591)	(13,887)	(3,202,887)	6,198,358	87,972	17,153,920

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

	Consolidated
	Annual depreciation rate %	Net book value as of 12/31/2009	Additions	Disposals, net	Transfers, net (b)	Depreciation	Net book value as of 12/31/2010

Switching equipment	10,00	1,038,595	115,444	91	295,996	(216,045)	1,234,081
Transmission equipment	5,00 to 10,00	3,354,458	339,740	(4,188)	391,947	(372,791)	3,709,166
Terminal equipment and modems	10,00 to 66,67	1,183,554	575,672	(4,121)	79,378	(560,446)	1,274,037
Infrastructure	4,00 to 12,50	2,990,801	71,235	(40,405)	96,139	(306,265)	2,811,505
TV equipments and materials	8,00 to 20,00	327,898	17,066	(261)	(82,586)	(74,774)	187,343
Other	10,00 to 20,00	225,996	64,325	(1,299)	5,729	(76,282)	218,469
Provision for losses (a)		(15,985)	7	-	(25,395)	-	(41,373)
Property, plant and equipment in progress		566,820	1,013,334	(12,170)	(760,515)	-	807,469
Total		9,672,137	2,196,823	(62,353)	693	(1,606,603)	10,200,697

(a)  The Company and its subsidiaries recognized a provision for possible obsolescence of materials used for assets maintenance based on historical and expected future use.

(b)  See transfers made on Intangible assets.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Below is the breakdown of cost and accumulated depreciation as of December 31, 2011 and 2010:

	Company			Consolidated
2011	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Switching equipment	11,445,943	(10,204,823)	1,241,120	15,084,380	(13,133,295)	1,951,085
Transmission equipment	19,802,238	(15,738,322)	4,063,916	30,051,932	(23,289,097)	6,762,835
Terminal equipment and modems	4,634,852	(3,671,023)	963,829	8,830,900	(7,283,847)	1,547,053
Infrastructure	8,483,629	(5,837,164)	2,646,465	13,124,946	(8,504,974)	4,619,972
TV materials and equipment	-	-	-	907,865	(728,696)	179,169
Other	1,384,460	(1,176,466)	207,994	3,546,825	(2,758,443)	788,382
Provision for losses	(17,467)	-	(17,467)	(23,435)	-	(23,435)
Property, plant and equipment in progress	585,660	-	585,660	1,328,859	-	1,328,859

Total	46,319,315	(36,627,798)	9,691,517	72,852,272	(55,698,352)	17,153,920

	Company			Consolidated
2010	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Switching equipment	11,785,535	(10,554,080)	1,231,455	11,795,681	(10,561,600)	1,234,081
Transmission equipment	19,068,117	(15,395,202)	3,672,915	19,122,768	(15,413,602)	3,709,166
Terminal equipment and modems	4,182,292	(3,176,743)	1,005,549	4,777,349	(3,503,312)	1,274,037
Infrastructure	8,368,613	(5,573,884)	2,794,729	8,477,774	(5,666,269)	2,811,505
TV materials and equipment	-	-	-	614,921	(427,578)	187,343
Other	1,328,946	(1,134,156)	194,790	1,429,962	(1,211,493)	218,469
Provision for losses	(26,064)	-	(26,064)	(41,373)	-	(41,373)
Property, plant and equipment in progress	702,585	-	702,585	807,469	-	807,469

Total	45,410,024	(35,834,065)	9,575,959	46,984,551	(36,783,854)	10,200,697

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

14. Intangible assets, net

	Consolidated
	2011	2010
Goodwill	10,225,280	1,064,792
Other intangibles assets	19,828,404	665,682
Total	30,053,684	1,730,474

Following is the opening of goodwill on these dates:

	Consolidated
Goodwill	2010	Business Combination	2011
Ajato Telecomunicações Ltda.	149	-	149
Goodwill Spanish and Figueira (merged in TDBH) (a)	212,058	-	212,058
Santo Genovese Participações Ltda. (b)	71,892	-	71,892
Telefônica Televisão Participações S.A. (c)	780,693	-	780,693
Vivo Participações S.A. (d)	-	7,169,577	7,169,577
Telemig Celular S.A.	-	133,896	133,896
Telemig Celular Participações S.A.	-	1,485,172	1,485,172
Global Telecom S.A.	-	204,762	204,762
Tele Centro Oeste Celular Participações S. A.	-	150,930	150,930
Ceterp Celular S. A.	-	16,151	16,151
Total	1,064,792	9,160,488	10,225,280

(a)  Goodwill arising from the spin-off of Figueira, which was merged into the Company as a result of  the merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(b)  Goodwill arising from the acquisition of control over Santo Genovese Participações Ltda. (controlling shareholder of Atrium Telecomunicações Ltda.) in 2004.

(c)  Goodwill arising from the acquisition of TTP (formerly Navytree), incorporated in 2008 which is based on a future profitability analysis.

(d) Goodwill arising from the acquisition of Vivo Part. in April 2011.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

	Company
	Annual depreciation rate %	Net book value as of 12/31/2010	Additions	Disposals, net	Transfers, net	Depreciation	Business Combination	Net book value as of 12/31/2011

Softwares	20,00	607,788	229,921	-	14,386	(260,370)	-	591,725
Customer Portfolio (Network IP)	10,00	14,512	-	-	-	(69,398)	1,917,717	1,862,831
Trademarks and patents	5,00	-	-	-	-	(21,051)	1,599,897	1,578,846
License	3,60 to 20,00	-	-	-	-	(116,000)	12,644,000	12,528,000
Other	10,00 to 20,00	4,489	2,944	-	-	(3,437)	-	3,996

Total		626,789	232,865	-	14,386	(470,256)	16,161,614	16,565,398

	Company
	Annual depreciation rate %	Net book value as of 12/31/2009	Additions	Disposals, net	Transfers, net	Depreciation	Net book value as of 12/31/2010

Softwares	20,00	653,005	227,138	-	(21)	(272,334)	607,788
Customer Portfolio (Network IP)	10,00	21,768	-	-	-	(7,256)	14,512
Other	10,00 to 20,00	18,267	-	-	-	(13,778)	4,489
Total		693,040	227,138	-	(21)	(293,368)	626,789

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

	Consolidated
	Annual depreciation rate %	Net book value as of 12/31/2010	Additions	Disposals, net	Transfers, net	Depreciation	Business Combination	Consolidation of TVA	Net book value as of 12/31/2011

Softwares	20,00 to 33,33	638,975	380,942	(64)	161,984	(632,725)	1,312,044	-	1,861,156
Customer Portfolio (Network IP)	9,00 to 15,00	14,512	-	-	-	(193,681)	2,042,000	-	1,862,831
Trademarks and patents	5,00	-	-	-	-	(63,154)	1,642,000	-	1,578,846
License	3,60 a 20,00	-	811,754	-	-	(483,743)	14,031,970	-	14,359,981
Goodwill	According to contractual terms	-	2,976	-	-	(1,962)	6,670	-	7,684
Other	10,00 to 20,00	12,195	10,436	(314)	(1,263)	(7,842)	1,487	9,768	24,467
Software in progress		-	183,179	-	(146,834)	-	97,094	-	133,439
Total		665,682	1,389,287	(378)	13,887	(1,383,107)	19,133,265	9,768	19,828,404

	Consolidated
	Annual depreciation rate %	Net book value as of 12/31/2009	Additions	Disposals, net	Transfers, net	Depreciation	Net book value as of 12/31/2010

Softwares	20,00	682,776	239,986	-	(159)	(283,628)	638,975
Customer Portfolio (Network IP)	10,00	21,768	-	-	-	(7,256)	14,512
Other	10,00 to 20,00	24,132	4,604	-	(534)	(16,007)	12,195
Total		728,676	244,590	-	(693)	(306,891)	665,682

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

	Company			Consolidated
2011	Cost	Accumulated Depreciation	Net book value	Cost	Accumulated Depreciation	Net book value
Softwares	3,003,719	(2,411,994)	591,725	8,744,914	(6,883,758)	1,861,156
Customer Portfolio (Network IP)	1,990,278	(127,447)	1,862,831	2,114,561	(251,730)	1,862,831
Trademarks and patents	1,601,408	(22,562)	1,578,846	1,643,511	(64,665)	1,578,846
License	12,644,000	(116,000)	12,528,000	15,937,373	(1,577,392)	14,359,981
Goodwill	-	-	-	38,800	(31,116)	7,684
Other	187,711	(183,715)	3,996	683,021	(658,554)	24,467
Software in progress	-	-	-	133,439	-	133,439
Total	19,427,116	(2,861,718)	16,565,398	29,295,619	(9,467,215)	19,828,404

	Company			Consolidated
2010	Cost	Accumulated Depreciation	Net book value	Cost	Accumulated Depreciation	Net book value

Softwares	2,760,912	(2,153,124)	607,788	2,953,275	(2,314,300)	638,975
Customer Portfolio (Network IP)	72,561	(58,049)	14,512	72,561	(58,049)	14,512
Other	186,278	(181,789)	4,489	201,621	(189,426)	12,195

Total	3,019,751	(2,392,962)	626,789	3,227,457	(2,561,775)	665,682

15. Payroll and related accruals

	Company		Consolidated
	2011	2010	2011	2010

Salaries and fees	36,817	24,082	40,651	25,583
Payroll charges	95,222	97,752	223,359	101,021
Employee profit sharing	112,392	103,243	214,983	105,841
Other indemnities	7	74,800	16,631	74,800

Total	244,438	299,877	495,624	307,245

16. Trade accounts payable

	Company		Consolidated
	2011	2010	2011	2010

Various suppliers	1,931,462	1,984,129	5,384,243	2,270,444
Values to pass	61,694	73,720	146,437	51,485
Interconnection	403,831	510,228	521,901	510,228
Technical assistance	-	-	29,030	-
Total	2,396,987	2,568,077	6,081,611	2,832,157

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

	Company		Consolidated
	2011	2010	2011	2010
Direct taxes
Income tax and social contribution (a)	-	-	129,610	1,329
Indirect taxes	732,577	746,929	2,021,739	792,371
ICMS (state VAT) (b)	588,631	613,244	1,610,598	635,358
PIS e COFINS (taxes on revenue) (c)	118,295	99,201	319,981	120,430
Fust and Funtel (d)	18,050	19,877	39,879	20,661
CIDE	2,949	7,003	3,359	7,301
Others	4,652	7,604	47,922	8,621
Total	732,577	746,929	2,151,349	793,700
Current	700,187	720,143	1,691,991	754,993
Non-current	32,390	26,786	459,358	38,707

(a)                 Income and social contribution taxes payable are presented net of payments on an estimated basis.

b)   The non-current portion includes the amounts of R$380,271 at December 31, 2011, which refers to ICMS – Programa Paraná Mais Emprego, resulting from an agreement with the Paraná State Government involving the deferral of ICMS tax payment. This agreement indicates that the ICMS becomes due in the 49th month following the month in which ICMS tax is calculated. This amount is adjusted to the variation of the Annual Indexation Factor (FCA).

c)   Includes the amounts for which the Company received a tax infraction notice for having carried out the COFINS compensation, in January and February 2000, with credits arising from the overpayment of 1/3 of the COFINS paid in 1999, after compensation with CSLL. The litigation awaits special administrative judgment. The Management had recorded the amount of R$47,541 at December 31, 2011, and had an escrow deposit for the same amount. Due to the Tax Recovery Program - REFIS (Law no. 11,941/09), the company requested the waiver of suits and the conversion in income of amounts payable with the resulting raising of the surplus amount.

d)  The amounts related to Fust and Funtel in connection with proceedings held with ANATEL were reclassified to Provisions (see note 20.2).

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

18. Loans, Financing and Debentures

18.1   Loans and Financing

	Company
	Currency	Annual interest rate anual	Maturity	2011 (*)	2010 (*)
Loans and financing - BNDES	URTJLP	TJLP+3,73%	Until 2015	1,327,147	1,715,580
Loans and financing - BNDES	URTJLP	TJLP+1,73%	Until 2015	71,821	92,842
Loans and financing - BNDES	BRL	5,50%	Until 2021	1,912	-
Loans and financing – Mediocrédito	US$	1,75%	Until 2014	14,027	17,304
Loan – working capital	BRL	108,90% of CDI	Until 2012	91,570	-
Loan – Resolution 4131	US$	4,10%	Until 2013	282,205	-
Total company				1,788,682	1,825,726
Current				510,899	420,412
Non-Current				1,277,783	1,405,314

	Consolidated
	Currency	Annual interest rate anual	Maturity	2011 (*)	2010 (*)
Loans and financing - BNDES (a)	URTJLP	TJLP+3,73%	Until 2015	1,327,147	1,715,580
Loans and financing - BNDES (a)	URTJLP	TJLP+1,73%	Until 2015	71,821	92,842
Loans and financing - BNDES	BRL	5,50%	Until 2021	1,912	-
Loans and financing – Mediocrédito	US$	1,75%	Until 2014	14,027	17,304
Loan – working capital	BRL	108,90% of CDI	Until 2012	91,570	-
Loan – Resolution 4131	US$	4,10%	Until 2013	282,205	-
Loans and financing - BNDES (b)	URTJLP	TJLP+1,48% a 4,30%	Until 2019	1,659,858	-
Loans and financing - BNDES	UMBND	5,97%	Until 2019	194,276	-
Loans and financing - BNDES (c)	R$	4,50% a 5,50%	Until 2020	135,471	-
Loans - European Bank of Investiments – BEI	US$	4,18% a 4,47%	Until 2015	707,975	-
Loans and financing - Banco do Nordeste do Brasil – BNB	R$	10,00%	Until 2016	438,279	-
BBVA Comission	-	0,43%	Until 2015	221	-
Loans and financing – BNDES (d)	URTJLP	TJLP+5,70%	Until 2016	2,071	-
Loans and financing – BNDES (d)	URTJLP	TJLP+9,00%	Until 2016	2,341	-
Loans and financing - BNDES PSI (c)	R$	5,50%	Until 2016	17,628	-
Loans and financing - Leasing	R$	14,70%	2013	726	-
Total consolidated				4,947,528	1,825,726
Current				988,413	420,412
Non-Current				3,959,115	1,405,314

(*) Amounts presented at fair value, when applicable.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

National Development Bank – BNDES

a) In October 2007, a credit facility to the Company was approved to finance investments in services and products produced domestically. All of these resources have been drawn and their investments are proven and accepted by BNDES.

b) In August 2007 Vivo S.A. entered into a credit facility with BNDES in the amount of R$1,530,459. The funds borrowed were used to finance investment projects in order to expand coverage and increase network capacity throughout the country. Vivo S.A. received the funding gradually and there was no remaining amount available under this credit facility on December 31, 2011. This agreement has a term of seven years, with repayment of principal in 60 consecutive monthly installments commencing September 15, 2009, after a grace period of two years.

On October 14, 2011 a credit facility totaling R$3,031,110 was obtained from BNDES. These funds will be invested in the expansion and improvement of the current network, implementation of infrastructure necessary for new technology, in the period from 2011 to 2013, as well as in the construction of a data center in Tamboré (State of São Paulo) and in social projects.

The agreement has a term of eight years and has grace period which expires on July 15, 2014, until when only interest will be paid, on a three-month basis. After this period, interest and amortization of the principal will be paid in 60 consecutive monthly installments.

Since the interest rates applied to two of the five sub-credit lines which constitute this financing agreement are lower than those prevailing in the market (TJLP and TJLP + 1,48%), this transaction falls under the scope of IAS 20/CPC 7. As such, using the effective interest rate method set forth in IAS 39/CPC 38, considerations made are as follows: comparison between i) the total amount of debt calculated based on contractual rates; and ii) the total amount of debt calculated based on market rates (fair value). The government grant from BNDES, adjusted to present value and deferred according to the useful life of the financial asset, was R$21,418 at December 31, 2011.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

At December 31, 2011 R$1,004,177 had been released.

c) On January 2010, a financing line with the BNDES in the amount up to R$319.927 was approved through the Investment Maintenance Program (BNDES-PSI). The funds borrowed are being used to improve the network capacity through the acquisition of domestic equipment under previously signed equipment financing with BNDES (Finame), and released as investments are made. Until December 31, 2011 R$184,489 were granted. (R$171,673 until December 31, 2010).

Since the interest rate on this credit line is lower than the rates prevailing in the market (4.5% to 5.5% pre-fixed), this transaction falls into IAS 20/CPC 7.  Accordingly, using the effective interest method set forth in IAS 39/CPC 38, considerations made are as follows: comparison between i) the total amount of debt calculated based on contractual rates; and ii) the total amount of debt calculated based on market rates (fair value). The government grant from BNDES, adjusted to present value and deferred according to the useful life of the financed equipment, resulted in the amount of R$29,007 until December 31, 2011.

With the merger process mentioned in note 1.e, Vivo S.A. answers for the loan agreements which belonged to the former Vivo Part. (R$24,848 at December 31, 2011 and R$12,917 at December 31, 2010).

d ) In November 2010 and March 2011 BNDES approved credit facilities for Comercial Cabo TV São Paulo S.A. in the amount of R$40,163. Until December 31, 2011 R$24,237 were released. This operation also falls under the scope of IAS 20/CPC 7, due to the fact that interest rates are lower than market rates (5.5% pa pre-fixed), and the subsidy granted by BNDES, adjusted to present value, resulted in the amount of R$2,401 as of December 31, 2011.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Médiocrédito

Loan agreed in 1993 between Telecomunicações Brasileiras SA – Telebrás and Instituto Centrale per il Credito a Médio Termine – Mediocredito Centrale in the amount of US$45,546, in order to build a rural telephony via satellite network in the State of Mato Grosso. This loan is paid semiannually and matures in 2014. There is a derivative contracted to hedge the exchange rate currency risks related to such debt and, given it is assessed as an effective hedge, the hedge accounting methodology has been adopted. Therefore, at December 31, 2011, the derivative associated to this instrument was recognized at its fair value as of such date.

European Investment Bank – EIB

 Vivo S.A signed an agreement with EIB for a credit facility in the amount of €250 million (equivalent to US$365 million). The funding was received in two portions: the first on December 19, 2007 and the second on February 28, 2008. The agreement has a term of seven years, with repayment of principal in two installments falling on December 19, 2014 and March 2, 2015. Interest on this financing is paid semiannually according to the date of credit release. This financing is secured with a swap agreement that converts the foreign exchange risk into a percentage of CDI (interbank deposit rate) variation.

Banco do Nordeste – BNB

On January 29, 2007, Vivo S.A. entered into a credit facility with BNB in the amount of R$247,240. The funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. The agreement has a term of ten years, with repayment of principal in 96 installments after a grace period of 2 years.

On January 30, 2008, Vivo S.A. entered into a credit facility with BNB in the amount of R$389,000. The funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. The agreement has a term of ten years, with repayment of principal in 96 installments after a grace period of 2 years.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

18.2   Debentures

	Company
	Currency	Annual interest rate	Maturity	2011

Debentures (2nd issuance) – Serie 2	R$	106,00% of CDI	Until 2012	346,470
Debentures (4th issuance) – Serie 1 and 2	R$	108,00% to 112,00% of CDI	Until 2013	756,617
Debentures (4th issuance) – Serie 3	R$	IPCA+7,00%	Until 2014	87,390
Debentures (1st issuance) – Telemig	R$	IPCA+0,50%	Until 2021	67,935
Issuance costs	R$			(1,981)

Total				1,256,431

Current				468,624
Non-current				787,807

Capital raised by Vivo Participações S.A.

2nd Issuance

In connection with the First Securities Distribution Program in the amount of R$2 billion announced on August 20, 2004, the subsidiary Vivo Part. issued debentures related to the 2nd issuance of the Company, in the amount of R$1 billion, on May 01, 2005, with a term of ten years, starting from the issuance date on May 01, 2005.

Debentures were issued in two series: R$200 million in the first serie and R$800 million in the second serie with a final maturity on May 4, 2015. The first serie was early redeemed on January 31, 2011, and the second serie pay interest semiannually, after rescheduling, at a rate of 106.0% (second serie) of accumulated daily averages rates of interbank deposits (DI) calculated and published by CETIP S.A. (Clearing House for the Custody and Financial Settlement of Securities).

On July 29, 2011, the General Debenture holder Meeting resolved on the approval of transfer of debentures of the 2nd Public Distribution issued by Vivo Participações S.A. for Telefônica Brasil without changing the top terms and conditions, and the correspondent amendment of the deed in order to reflect the change in the issuer’s ownership.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

1st  Serie

On January 31, 2011 there was an advanced and full redemption of the 1st serie of the second issuance of Vivo Participações, totaling 20,000 book-entry, non-convertible, unsecured debentures, with par value of R$10 (ten thousand reais), totaling R$200 million, which characteristics were approved at the Company’s Board of Directors held on April 25, 2005 and May 13, 2005 and the first rescheduling on March 30, 2009.

The redemption was made at unit nominal value of debentures, on the issue date, plus: (i) the due remuneration up to the payment date of redeemed debentures and the (ii) percentage award calculated over the unit nominal value of debentures (“award”), equivalent to R$4.41 (four reais and forty-one cents), by debenture, in accordance with clause 4.13 of the private instrument of deed of the 2nd issue of non-convertible shares.

2nd Serie

At the meetings held on April 25, 2005 and May 13, 2005, the Board of Directors of Vivo Part. approved the characteristics of the 2nd series of the 2nd issuance of debentures of the Company.

The 2nd series debentures of the 2nd issuance of the company were rescheduled on May 3, 2010, according to the conditions approved at the Board of Directors’ meeting held on May 29, 2010. The total rescheduled amount was R$340,230 and the company redeemed and cancelled debentures of dissenting debenture holders in the amount of R$459,770. The new interest accrual period is 24 months from May 1, 2010, during which time the interest accrual conditions established herein shall remain unchanged. During this second interest accrual period (until May 1, 2012), the Company’s debentures shall carry an interest rate of 106.0% of the average rate of one-day interbank deposit (DI), calculated according to the formula stated in clause 4.9 of the "2nd Issuance Indenture". The interest payments of the debentures are made in two installments, being the first one on November 1, 2011 and the second one on May 2, 2012.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

4th Issuance

On September 04, 2009, the Board of Directors of Vivo Part. approved the 4th public issuance, by the company, of simple, unsecured debentures not convertible into stock, all of them registered and of book-entry type, issued in up to three series, with term of 10 years.

The total amount of the issuance was R$810 million, of which the basic offering corresponds to R$600 million, added by R$210 million due to the full exercise of the additional debentures option.

A total of eight hundred and ten thousand (810,000) debentures were issued in three (3) series, being 98,000 debentures in the 1st series, 640,000 in the 2nd series and 72,000 in the 3rd series. The amount of debentures allocated to each of the series was decided in mutual agreement between the company and the Leader Arranger of the Offering, after the conclusion of the Bookbuilding procedure.

The remuneration for the 1st series is 108.00% of CDI, for the 2nd series is 112.00% of CDI and to the 3rd series, coupon of 7.00% per year (on face value updated by the Extended Consumer Price Index - IPCA variation). These debentures accrue interest payable on a semiannual basis in the 1st and 2nd series and annual basis in the 3rd series.

Rescheduling of each series is provided for as follows: 1st series, on October 15, 2012, 2nd series, on October 15, 2013, and 3rd series, on October 15, 2014.

The proceeds raised as from the issue of the offering were used for full payment of the debt relating to the 6th issue of commercial promissory notes of the company and to supplement of the working capital of the company.

The transaction costs in connection with this issuance in the amount of R$1,981 at December 31, 2011 were appropriated to a liabilities reduction account as deferred cost and are recorded as financial expenses (note 29), pursuant to the contractual terms of this issue. The actual rate of this issue, considering the transaction costs is 112.13% of the CDI.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

The General Debenture-holder Meeting held on July 29, 2011 resolved on the transfer approval of the 4th Public Distribution of debentures issued by Vivo Participações S.A. to Telefônica Brasil without changes of terms and conditions, and of the correspondent amendment of the Deed in order to reflect the change in the issuer’s ownership.

Funding by Telemig (company incorporated by Vivo Part. at June 1, 2010).

1st Issuance

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig (company merged at June 1, 2010), within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this Program, Telemig Celular would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st  issuance, amounting to R$6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd series of the 1st issuance, valued at R$17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd series of the 1st issuance, valued at R$31,900 thus completing the program for providing service to 134 locations inside the state of Minas Gerais.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

18.3   Payment Schedule

The maturities of the long-term portion of loans, financing and debentures as of December 31,2011, are as follows:

Year	Company	Consolidated

2013	1,339,309	1,798,058
2014	487,091	1,096,240
2015	170,193	916,949
2016	283	273,038
2017	283	220,109
From 2018	68,431	442,528

Total	2,065,590	4,746,922

18.4   Restrictive Clauses

Vivo S.A. and Telefonica Brasil have loan and financing agreements obtained from BNDES whose balance at December 31, 2011 was R$3,253,102 (R$1,143,541 (Vivo) and 1,808,422 (Telefônica Brasil) at December 31, 2010). As provided  in these agreements, there are economic and financial covenants which should be calculated annually and semi-annually. At referred to date, all economic and financial covenants included in the two agreements currently in force were achieved.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

18.5   Guarantees

At December 31, 2011, guarantees were granted for part of loans and financing of the Company and its subsidiary Vivo S.A., according to the table below:

Banks	Amount of loan/financing	Guarantees
BNDES	R$1,659,858 (URTJLP) R$194,276 (UMBND) R$135,471 (PSI Contract)

•       Contract (2007) R$823,562: Guarantee in receivables referring to 15% of the higher between the debt balance or 4 (four) times the highest installment.

•       Contract (PSI) R$135,471: sale of financed assets.

•       Contract (2011) R$1,030,572: Guarantee in receivables referring to 15% of the higher between the debt balance or 4 (four) times the highest installment.

•       Telefônica Brasil is the intervening guarantor

European Bank of Investment – BEI	R$707,975	• Commercial risk guaranteed by Banco BBVA Espanha.
BNB	R$438,279

•       Bank guarantee granted by Bank Bradesco S.A. in an amount equivalent to 100% of the debit balance of the financing obtained.

•       Establishing a liquidity fund comprised of short-term investments at an amount equivalent to 3 (three) amortization installments by reference to the average post-grace period installment. Investments amount: R$55,679.

•       Telefônica Brasil is the intervening guarantor.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

19. Dividends and interest on shareholders’ equity payable

Below, we present balances of the dividends and interest on shareholdes’ equity payable:

	Company		Consolidated
	2011	2010	2011	2010
Telefónica Internacional S.A.	156,589	113,839	156,589	113,839
SP Telecomunicações Participações Ltda.	126,283	37,407	126,283	37,407
Telefónica S.A.	129,489	-	129,489	-
Compañia de Telecomunicaciones de Chile S.A.	310	-	310	-
Minority shareholders	560,315	299,651	560,315	299,651
Total	972,986	450,897	972,986	450,897

Interest on shareholders’ equity and dividends payable to minority shareholders refer to unpaid declared amounts and to amounts not claimed yet.

20. Provisions

The composition of provision balances at December 31, 2011 and 2010 are as follows:

	Company		Consolidated
	2011	2010	2011	2010
Provisions for claims and litigations
Labor	425,486	365,230	526,210	366,391
Tax	1,146,930	302,610	1,580,448	310,649
Civil and regulatory	490,823	426,144	664,703	446,159
Subtotal	2,063,239	1,093,984	2,771,361	1,123,199
Provision for post-employed benefits (note 35)	291,178	219,000	308,893	219,000
Contingent liabilities (a)	256,044	-	256,044	-
Provision for desmantling	13,657	12,862	200,813	16,712
Total	2,624,118	1,325,846	3,537,111	1,358.911
Current	287,137	240,213	416,313	240,213
Non-current	2,336,981	1,085,633	3,120,798	1,118,698

(a) Related to the goodwill allocation made in connection with the acquisition of Vivo Participações S.A. (see note 4).

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable. The table below shows the breakdown of provisions by nature and activities during the fiscal year ended on December 31, 2011:

	Company
	Nature			Total
	Labor	Tax	Civil
Balances as of 12/31/2009	403,268	256,431	435,421	1,095,120
Additions	13,166	26,079	51,849	91,094
Payments - Reversal	(67,295)	(741)	(128,587)	(196,623)
Monetary restatement	16,091	20,841	67,461	104,393
Balances as of 12/31/2010	365,230	302,610	426,144	1,093,984
Merger of Vivo Part.	9,773	769,519	22,231	801,523
Additions	75,745	34,387	74,933	185,065
Payments	(15,553)	(2,410)	(39,190)	(57,153)
Reversal	(21,527)	(1,089)	(35,798)	(58,414)
Monetary restatement	11,818	43,913	42,503	98,234
Balances as of 12/31/2011	425,486	1,146,930	490,823	2,063,239
Current	38,642	-	248,495	287,137
Non-current	386,844	1,146,930	242,328	1,776,102

	Consolidated
	Nature			Total
	Labor	Tax	Civil
Balances as of 12/31/2009	404,106	262,527	443,810	1,110,443
Additions	15,772	26,929	60,799	103,500
Payments - Reversal	(69,684)	(276)	(129,351)	(199,311)
Monetary restatement	16,197	21,469	70,901	108,567
Balances as of 12/31/2010	366,391	310,649	446,159	1,123,199
Business combination	93,739	1,110,515	162,266	1,366,520
Consolidation of TVA	646	-	10,291	10,937
Additions	112,300	66,569	172,518	351,387
Payments	(26,696)	(11,143)	(117,734)	(155,573)
Reversal	(32,088)	(6,760)	(57,144)	(95,992)
Monetary restatement	11,918	110,618	48,347	170,883
Balances as of 12/31/2011	526,210	1,580,448	664,703	2,771,361
Current	74,430	23,302	318,581	416,313
Non-current	451,780	1,557,146	346,122	2,355,048

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

20.1   Labor contingencies and provisions

	Amount Involved
	Company		Consolidated
Risk	2011	2010	2011	2010
Probable	425,486	365,230	526,210	366,391
Possible	194,564	155,107	404,262	155,107

Provisions and labor contingencies refer to labor claims filed by former’s employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among others, overtime, wage equivalence, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourcing services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. The claims await the decision by the Regional Labor Court of São Paulo. Based on the opinion of its legal advisors and the current jurisdictional benefits, Company management considers this claim as a possible risk. No amount has been assigned for these claims, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time.

Additionally, the Company is part to public civil actions filed by the Department of Labor, in respect of the decision to restrain the Company to continue hiring outsouced companies to carry out the Company’s main activities. No amounts were assigned to the possible likelihood of an unfavourable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the monetary loss for the Company.

20.2   Tax contingencies and provisions

	Amount Involved
	Company		Consolidated
Risk	2011	2010	2011	2010
Probable	1,146,930	302,610	1,580,448	310,649
Possible	6,032,640	3,959,270	11,679,158	4,102,806

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Tax provisions

Federal Taxes

On December 31, 2011, the Company held tax matters at the administrative and judicial sphere, in connection with (a) Unemployment Compensation Fund (FGTS) required by INSS on deposits made by employers (the discussion does not result in the reduction of part of FGTS deposits made by the Company on behalf of employees); (b) claims resulting from the non-ratification of compensation and refund requests, formulated by the Company; (c) social contributions regarding alleged lack of payment of 11% over the value of several contractor’s invoices and receipts for transfer of labor; (d) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (e) Fixed operations: non-inclusion of Interconnection Expenses (ITX) and EILD in the FUST tax base and Mobile operations: non-inclusion of revenues from ITX and EILD in the FUST tax base; (f) contribution to EBC (Empresa Brasil de Comunicação), created by Law No. 11652/08; (g) TFI/TFF on mobile stations; (e) IRRF on Interest on Shareholders Equity; (h) IRRF on Interest on Shareholders Equity;  (i) Public Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (j) IRPJ/PIS/COFINS resulting from the non-ratification of the Companies’ offset and refund requests; (k) Social Investment Fund (Finsocial) offset amounts; (l) lack of withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (m) COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (n) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98, which were provisioned in the amount of R$1,529,104 (Company R$1,146,219).

State taxes

On December 31, 2011, the Company and its subsidiaries had administrative and judicial proceedings in progress, in the amount of R$39,023 (Company R$14), that according to the opinion of legal advisors, are classified as a probable loss, with full provision recorded.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

The aforesaid proceedings comprise: (a) credits with eletric power and credits without documentation; (b) non-taxed telecommunication services; (c) disallowance of tax incentives for cultural projects; and (d) administrative fine environment related.

Municipal taxes

On December 31, 2011, the Company and its subsidiaries kept several tax claims within the municipal scope, both in the administrative and in the judicial sphere amounting to R$4,531 (Company R$697) which, based on the opinion of its legal advisors, are classified as a probable loss, with full provision of the amounts thereof. The aforesaid claims comprise: (a) IPTU, (b) ISS levied on chattel lease services and secondary and complementary activities, (c) Soil use and (d) TVCF and (e) Incorrect payment of ISS referring to the effective rendering of services such as lease, sublease, right of way or use right, shared or not, of railway, highway, poles, cables, ducts and conducting wires of any kind.

Other provisions

At December 31, 2011, the Company and its subsidiaries recorded other provisions, relating to legal claims, both in the administrative and in the judicial sphere, amounting to R$7,790, related to incorrect payment of ISS referring to the effective rendering of services such as lease, sublease, right of way or use right, shared or not, of railway, highway, poles, cables, ducts and conducting wires of any kind.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Possible contingencies

Federal Taxes

On December 31, 2011, the Company and its subsidiaries held various administrative and judicial proceedings within the federal scope, which are awaiting trials in various instances, totaling R$3,185,747 (Company R$1,620,268).

Among these proceedings, stand out:

(a) Non-compliance manifestations due to the ratification of compensation requests made by the Company ;(b) fine for the distribution of dividends with the allegedly existence of unpaid debts with the federal government; (c) social security contribution (INSS) on compensation payment for salary devaluation arising from inflationary losses derived from “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment);  (d) IRRF on the funds remittance abroad related to technical services and to administrative support and other, as well as royalties; (e)  PIS levied on roaming; (f) CPMF levied on operations resulting from the technical operation agreement with the National Treasury Department – STN - (offsetting through  Integrated System of Federal Government Financial Administration - SIAFI) and on symbolic foreign-exchange contracts required by the Brazilian Central Bank; (g) IRPJ and CSLL related to deductions on revenues generated due to the reversal of provisions; (h) disallowance of costs and sundry expenses; (i) COFINS loss deductions with swap operations;  (j) PIS / COFINS accrual basis versus cash basis; (k) IRPJ due as a result of exceeding allocation to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of the State of Espírito Santo (FUNRES); (l) IRPJ on derivative operations; (m) offsetting of tax over net income-ILL; (n) IRPJ and CSLL related to fiscal years 2006 and 2007, questioning the disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S/A and the merger of telecommunications operators into Vivo S.A., which occurred in October 2006.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

State Taxes

As of  December 31, 2011, the Company and its subsidiaries held several administrative and judicial proceedings at the state level, related to ICMS (VAT), in the amount of R$4,172,479 (Company R$2,934,325), which are still awaiting for judgment at several court levels.

Among these proceedings, stand out:

(a) provision of facility services and rental of Speedy modem; (b) international long-distance calls (DDI); (c) unduly credit related the acquisition of items designated to fixed assets; (d)  lack of proportionate credit reversal related to the acquisition of fixed assets; (e) previously unused ICMS tax credits; (f) service provision outside São Paulo state and ICMS paid to São Paulo State and; (g) Co-billing, (h) tax substitution with a fictitious tax base (tax guideline); (i) use of credits related to the acquisition of energy; (j) secondary activities, value added and supplementary services (Agreement 69/98); (k) tax credits related to challenges over telecommunications services not rendered or mistakenly charged (Agreement 39/01); (l) shipments of products with prices lower than acquisition prices (unconditional discounts); (m) deferred charge of ICMS-interconnection (DETRAF – Traffic and Service Provision Document); (n) credits derived from tax benefits granted by other state agencies; (o) disallowance of tax incentives related to cultural projects; (p) transfers of assets among owned establishments; (q) communication service tax credits used in provision of services of the same nature; (r) card donation for prepaid service activation; and (s) reversal of credit derived from return and loan for use operation.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Municipal taxes

As of December 31, 2011, the Company and its subsidiaries had several administrative and judicial proceedings within the municipal scope, comprising the total amount of R$471,876 (Company R$329,477), which are awaiting trials in the several court instances.

Among these proceedings, stand out:

(a) ISS – secondary activities, value added and supplementary services; (b) retention; (c) IPTU; (d) Charge for Soil Use; (e) several municipal charges; (f) rate for Use of the Mobile Network (T-UM), infrastructure lease; (g) advertising services; (h) services rendered by third parties; (i) business management consulting services provided by Telefônica Internacional (TISA); (j) ISS tax levied on caller ID services and on cell phone activation.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

ANATEL

Universalization Fund of Telecommunication Services (FUST)

Writs of Mandamus filed separately by the fixed and mobile operators to recognize the right to: Fixed: non-inclusion of interconnection (ITX) and Industrial Exploration of Dedicated Line (EILD) expenses in the FUST tax basis and mobile: non-inclusion of interconnection (ITX) and Industrial Exploration of Dedicated Line (EILD) expenses in the FUST tax base, pursuant to Precedent No. 7, of December 15, 2005, for being in disagreement with provisions set forth in the sole paragraph of art. 6 of Law No. 9,998/00, which are awaiting for trials in the second lower court.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

On December 31, 2011, the amount involved totalled R$1,719,531 (Company R$718,010). There is also on the administrative level, various Release Notifications drawn up by ANATEL for the FUST collection on ITX and EILD and other amounts resulting from the provision of  services not included in the telecommunication services at the amount of R$1,608,915 (Company R$608,596).

According to the Management and its legal advisors’ opinion, the chances of success in these processes are possible.

FUNTTEL – Telecommunications Technological Development

On December 31, 2011, the Company and its subsidiaries held administrative and judicial proceedings, totaling R$622,606 (Company R$232,343), which are awaiting trial for 1st administrative level and 2nd judicial level.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection and EILD).

According to the Management and its legal advisors’ opinion, the chances of success in these processes are possible.

Telecommunication Inspection Fund (FISTEL)

Due to the extension of the effective term of licenses for using telephony switches related to the exploitation of STFC (fixed line operators) and the extension of the effectiveness of right to use radiofrequency associated with the operation of personal mobile service (Mobile Operators), ANATEL performs the collection of the Installation Inspection Charge (TFI).

This collection derives from the understanding of ANATEL that the extension would represent a taxable event of TFI. Based on the understanding it corresponds to an unduly collection, the Company and its subsidiaries separately challenged the aforesaid tax in the administrative and judicial levels. The total amount involved R$1,504,365 (Company R$197,666 with a full deposit).

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

PPNUM – Public Price of Numbering Resources Management

Vivo, along with other Brazilian mobile operators, are challenging in court the rate charged by ANATEL for the use by the operators of the Numbering Resources managed by the agency. At the time of collections by ANATEL, Vivo made an escrow deposit of the amounts owed. On April 23, 2009, the operators received a favorable judgment and the lawsuit is presently in progress at the Federal Regional Court. The amount involved as of December 31, 2011 was R$1,977.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

EBC (Contribution to Public Broadcasting Investment)

On May 26, 2009, Sinditelebrasil - Trade Union for Telephony and Mobile and Personal Service Companies, filed a Writ of Mandamus challenging the new contribution to the EBC (Empresa Brasil de Comunicação), created by Law No. 11,652/08. No preliminary Order was issued, and the companies affiliated to said trade union, obtained legal authorization to make an escrow deposit of the amount under discussion.

At December 31, 2011, the amount of the claim totaled R$577 (Company R$551), with a full deposit.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

20.3   Civil contingencies and provisions

	Amount Involved
	Company		Consolidated
Risk	2011	2010	2011	2010
Probable	490,823	426,144	664,703	446,159
Possible	1,429,616	805,261	1,978,973	808,006

Civil provisions

Main claims

a)  Suits for additional shares. These refer to suits involving the Company and addressing the right to receive additional shares calculated with regard to network expansion plans after 1996. These suits are at various stages: first stage, Supreme Court and Federal Superior Court of Appeals, Considering the risk of a probable loss, provision was recorded in the amount of R$26,182.

b)  The Company and its subsidiaries are defendants in several civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also defendants in other claims of several types, related to the normal course of business. Total provision recorded for such issues amounts to R$315,169 (consolidated) and R$165,778 (Company).

Massive Claims

Consumption relationship

c)  The Company is also involved in several lawsuits filed by individual consumers, with similar characteristics, which individually are not considered to be material. A provision in the amount of R$81,539 was recorded, based on statistical analysis of the average historical losses for such claims.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

ANATEL

d)  At December 31, 2011, the Company and its subsidiaries were involved in several administrative proceedings against Anatel, which were filed based on alleged non-compliance with the obligations established in industry regulations, as well as in legal claims discussing sanctions by Anatel at administrative level, whose likelihood of an unfavorable outcome was assessed as probable, and a provision was recorded in the amount of R$241,813 (Company R$217,324), being R$183,073 related to the provision for administrative claims and R$34,251 related to the provision for administrative claims at the judicial stage).

Possible contingencies

Main contingencies

a)  Community Telephone Plan – PCT. Refers to a Public Civil Action to which the Company is party related to the PCT, a plan that claims the possible indemnity rights to purchasers of telephone line expansion plans who did not receive shares for their financial investment in the municipality of Mogi das Cruzes. The total amount involved is approximately R$197,863. Legal counsel assessed chances of loss as possible; São Paulo Court of Justice (TJSP) has amended the decision, judging the action as inadmissible. The telephony association of Mogi das Cruzes (plaintiff) filed a special appeal to alter this judgment, which is currently awaiting a decision.

b)  Class actions filed by SISTEL Participants Association in the State of São Paulo, in which participants question the changes made to the health care plan for retired employees (PAMA), claiming the re-establishment of  previous “status quo”. The claim is still in process as there is no judicial decision in any instance. The risk of loss attributed to this lawsuit by the Company’s legal counsels is possible. The amount is inestimable and the requests illiquid due to its unenforceability, since they involve the return of the conditions regarding the former plan.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

c)  Public civil actions filed by the i) ASTEL-SISTEL Members Association in the State of Sao Paulo and  by ii) FENAPAS - National Federation of Associations of Pensioners, Pensioners and Pension Funds Participants in the Telecommunication Sector, both against SISTEL, the Company and other operators, aiming the annulment of PBS pension plan split, claiming “the dismantling of SISTEL Foundation pension system, which originated several specific plans PBS-mirrors, and corresponding allocation of resources deriving from technical surplus and tax contingencies existing at the time of the split. The risk attributed to this lawsuit by the Company’s legal counsels is possible. The amount is inestimable and the requests illiquid due to its unenforceability, since it envolves the assets spun-off from SISTEL referring to the telecommunication operators of the former Telebrás System.

d) The Public Prosecutor Office of the State of São Paulo commenced a class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The public Prosecutor Office suggested that the indemnification to be paid should be R$1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages. Conversely, in the event that the number of consumers claiming should the award is not in line with the gravity of their damages, after the lapsing of one year, the judge determined that the amount of R$60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby. The Company filed an appeal on the merits of the case. The judgment effects are in abeyance.  No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

e)  The Company and its subsidiaries are involved in other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also involved in other claims of several types, related to the normal course of business. Total contingency amounts to R$920,509 (Consolidated) and R$372,166 (Company), whose likelihood of an unfavorable outcome has been assessed by their legal advisors as possible.

ANATEL

f)   At December 31, 2011, the Company and its subsidiaries are involved in administrative proceedings filed based on alleged non-compliance with the obligations established in industry regulations, as well as legal claims which discuss the sanctions by Anatel at administrative level, rating the risk of loss as possible for R$860,601 (R$859,587 Company) being R$858,660 regarding the rating of administrative proceedings and R$927 regarding the assessment of legal claims).

We point out an increase in the amount assessed as possible risk of the company due to the revaluation of proceedings completed in March, in light of the significant change in methodologies for application of sanctions by ANATEL to sanction the utility companies.

Regulatory proceedings:

a)  Administrative proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP related radio frequencies:

Under clause 1.7 of the Authorization Terms that grant right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans as well as revenue from interconnection services, which is not provided for by clause 1.7 of the referred to Authorization Terms.

For considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, Vivo filed administrative proceedings contesting these charges, based on ANATEL’s position.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

According to its legal advisors’ opinion, chances of success in these processes are possible.

b)  Administrative Proceeding No. 08012.008501/2007-91

It is a proceeding filed in the ambit of the Brazilian System Defending Competition (“SBDC”) by Global Village Telecom Ltda (“GVT”), Intelig Telecomunicações Ltda, (“Intelig”), Transit do Brasil Ltda, and Easytone Telecomunicações Ltda, on August 6, 2007 against Claro S.A. (“Claro”), Tim

Brasil Serviços e Telecomunicações S.A. (“TIM”), TNL SCS S.A. (“Oi”) and Vivo, for supposed trust and price squeeze practices, with the objective of increasing VU-M tariff, thus increasing the costs of competitors. Due to the proceeding filed on August 21, 2008, the Economic Right Department (“SDE”) started an administrative proceeding against the defendants in order to evaluate whether the practices adopted would fit into (i) items I, III and IV, article 20 and items V, article 21 and (ii) items I, III and IV, article 20 and items I and V, all of Law No. 8,884/94, to wit trust and price squeeze.

On March 25, 2010, SDE issued a Technical Note which: (i) dismissed the accusation of trust against all the defendants, recommending filing of such accusation, (ii) suggested excluding Oi from the group of defendants in the investigation of price squeeze for considering that its economic group would be responsible for paying VU-M and for not existing evidence of recurrent practices of prices below VU-M; (iii) recommended condemning Vivo, TIM and Claro, based on article 20, items I, III and IV, and article 21, item V, all of Law No. 8,884/94, for the increase in costs of competitors (price squeeze).

The proceeding is pending judgment by Administrative Council for Economic Defense “CADE” and awaits for the issuance of an opinion by its prosecution unit.

The Company’s legal advisors consider that Administrative Proceeding No. 08012.008501/2007-91 involves possible unfavorable outcome, therefore no related provision has been set up. If CADE hands down a proceeding against defendants only for price squeeze, fines imposed for similar cases have ranged from 1% to 2% of annual gross billing. However, in the remote case that CADE accepts the hypothesis of trust, initially dismissed by SDE, fines have ranged from 20% to 30% of the defendant’s gross billing for the year before that in which the proceeding was filed (in the case of Vivo: 2007), excluding taxes, but the entity’s trust leading position and practice recurrent adoption may be considered aggravating elements.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

20.4   Guarantees

At December 31, 2011, the Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as under:

	Company			Consolidated
	Property and equipment	Escrow deposits	Letter bond	Property and equipment	Escrow deposits	Letter bond
Civil, labor and tax	16,527	2,768,618	887,516	70,317	3,443,460	1,494,011
Total	16,527	2,768,618	887,516	70,317	3,443,460	1,494,011

21. Deferred revenues

	Company		Consolidated
	2011	2010	2011	2010
Activation revenue	67,672	72,671	67,672	72,671
Payphone cards	15,783	20,847	15,783	20,847
Services and goods (a)	-	-	583,751	-
Government grants (c)	44	-	8,322	-
Loyalty program (d)	-	-	68,821	-
Other	1,457	-	16,919	9,821
Total current	84,956	93,518	761,268	103,339
Activation revenue	30,792	28,383	30,792	28,383
Services and goods (a)	-	-	48,095	-
Equipment donations (b)	-	-	22,638	-
Government grants (c)	331	-	44,880	-
Other	7,493	6,837	9,861	10,017
Total non-current	38,616	35,220	156,266	38,400

a)    It refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized income to the extent that services are provided to clients.

b)    It refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of this equipment.

c)    It refers to government grant obtained by subsidiary Vivo S.A. deriving from funds raised with BNDES in a specific credit line (PSI Program), used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

d)   It refers to the fidelity points program that the wholly-owned subsidiary Vivo S.A. maintains, which allows customers to accumulate points when paying their bills referring to use of services offered by such subsidiaries. The accumulated points may be exchange for telephone sets or services, conditional upon obtaining a minimum balance of points by customer. The consideration received is allocated to the cost of sets or services at fair value. The fair value of points is determined dividing the amount of discount granted by the number of points necessary for the redemption based on the points program. The fair value of the accumulated balance of points generated is deferred and recognized as revenue upon redemption of points.

22. Other Liabilities

	Company		Consolidated
	2011	2010	2011	2010
Consignments on behalf of third parties	155,503	85,916	252,807	88,238
Amounts to be refunded to subscribers	53,882	55,888	59,265	54,666
Concession renewal fee (note 1.b.1)	-	102,568	-	102,568
Finance Lease (a)	11,669	11,507	11,669	11,507
Liabilities to related parties (note 32)	138,900	117,615	66,490	120,981
Other	14,654	4,821	32,087	5,998
Current	374,608	378,315	422,318	383,958
Finance Lease (a)	9,398	23,346	9,398	23,346
Liabilities to related parties (note 32)	5,119	17,140	4,976	10,738
Other	30,422	28,337	53,884	30,125
Non current	44,939	68,823	68,258	64,209

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

(a) The Company has finance lease contracts for the use of IT equipment.

	2011	2010
Future payments of the gross finance lease	23,920	42,194
Unrealized financial expense	(2,853)	(7,341)
Present value of minimum payments due	21,067	34,853
Current	11,669	11,507
Noncurrent	9,398	23,346

Maturity schedule:
Year	Gross investment	Present value
Maturing within one year	11,669	11,669
Maturing more than one year but within five years	12,251	9,398
Total	23,920	21,067

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

Commitments and guarantees

Rentals

The Company rents equipment and facilities and as well as the subsidiary Vivo have undertaken commitments with lessors of several stores and sites where the radio-base stations (ERB’s) are located through several operating agreements maturing on different dates. The monthly rental payments are of an equal amount for the period of the contract in the amounts of R$3,959,182 and R$8,749,794 Company and Consolidated, respectively.

Rental commitments mainly refer to facilities where future minimum payments under leases with remaining non-cancellable terms in excess of one year are as follows:

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Year	Company	Consolidated
Up to one year	436,459	1,227,224
One to five years	2,380,666	5,454,595
More than five years	1,142,057	2,067,975
Total	3,959,182	8,749,794

23. Shareholders’ equity

a)  Capital

Paid-in capital as of December 31, 2011 amounts to R$37,798,110 (R$6,575,480 in December 31, 2010). Subscribed and paid-in capital is represented by shares without par value, as follows:

	2011	2010
Total Capital in shares
Common shares	381,587,111	168,819,870
Preferred shares	744,014,819	337,417,402
Total	1,125,601,930	506,237,272
Treasury shares
Common shares	(239,740)	(210,579)
Preferred shares	(1,477,546)	(185,213)
Total	(1,717,286)	(395,792)
Outstanding shares
Common shares	381,347,371	168,609,291
Preferred shares	742,537,273	337,232,189
Total	1,123,884,644	505,841,480
Book value per outstanding share in R$	38,55	23,06

According to its by-laws, the Company is authorized to increase its capital up to the limit of 1,350,000,000 (one billion three hundred and fifty million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, with observance of the authorized capital limit.

However, Brazilian Corporation Law – Law No. 6,404/76; article 166; IV establishes that capital may be increased through a general shareholders’ meeting resolution held to decide about charter amendment, if statutory share capital limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Preferred shares are nonvoting, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6,404/76.

In April 2011, there was a capital increase of R$31,222,630 resulting from merger of 100% of shares of Vivo Part. into the Company, approved by the general shareholders’ meeting of April 27, 2011 (see Note 4) corresponding to 619,364,658 (six hundred and nineteen million, three hundred and sixty-four thousand and six hundred and fifty-eight) shares of which 212,767,241 (two hundred and twelve million, seven hundred an sixty-seven thousand, two hundred and forty-one) are common shares and 406,597,417 (four hundred and six million, five hundred and ninety-seven thousand, four hundred and seventeen) are preferred shares.

b)    Capital reserves

Share Premium

This reserve represents the amount exceeding book value of the shares arising from the issuance or capitalization on the date of issue.

Other Capital Reserves

Due to the merger of the holdings: TBS Celular Participações Ltda, Portelcom Participações S.A. and PTelecom Brasil S.A. into Vivo Part. (note 1.e) the Company registered the amount of R$47,723 on this caption, which can be used as future capital increase.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

c)    Treasury shares

These correspond to the Company’s treasury shares which resulted from the merger with TDBH occurred in 2006, and with Vivo Part. ended on May 2011, besides the buyback common and extraordinary share program, which took place from August 11, 2011, in the amount of R$61,617, which average cost was R$43.50 for common shares and R$46.70 for preferred shares, corresponding to 29,000 common shares and 1,292,300 preferred shares. At December 31, 2011, the market value of treasury shares was R$88,142.

Buyback Common and Extraordinary Share Program Telefônica Brasil S.A.

On November 7, 2011, the Company informed its shareholders and the market that the members of the Company’s Board of Directors approved the acquisition of common and extraordinary shares issued by the own company, without capital reduction, for subsequent cancellation, disposal or maintenance in treasury for the purpose of increasing shareholder value. The repurchase will be made through the use of part of the existing capital reserve as of June 30, 2011, except for the reserves referred in Article 7 subsection (a) to (d) of CVM Instruction Nr. 10/80.

This repurchase will begin from the deliberation date of the Board of Directors, remaining in force until November 6, 2012, being the acquisitions carried out in BM&FBOVESPA at market prices and is responsibility of Management to decide the moment and quantity of shares to be acquired, whether in a single operation, whether in a series of operations, as well as to define the parameters for carrying out the repurchase, within legal limits, until a maximum of 2,912,734 common shares and 25,207,477 preferred shares.

d)    Revenue reserves

Legal reserve

The legal reserve is set up by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock. Legal reserve may only be used to increase capital or to offset accumulated losses.

e)   Goodwill reserve

This represents the tax benefit generated by the merger of DABR which will be capitalized on an annual basis on behalf of the controlling shareholder as the tax credit becomes realized, according to CVM Instruction No. 319/99.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

f)    Dividends – Remaining balance – retained earnings as of December 31, 2010

On March 18, 2011, the Ordinary General Shareholders’ Meeting approved the allocation of additional proposed dividends referring to the remaining profit balance of 2010 and expired dividends and interest on shareholders’ equity of 2010, in the amount of R$1,694,099, provided for in the profit allocation proposal to common and preferred shareholders included in the Company’s records by the end of March 18, 2011.

As of May 20, 2011, a payment of the first installment was made in the amount of R$1,429,300. The payment of the remaining installment in the amount of R$264,799, began on November 3, 2011.

g)   Interim dividends – fiscal year 2011

On September 13, 2011, the Board of Directors approved the payment of interim dividends in the amount of R$382,400, based on profit recorded in the balance sheet as of June 30, 2011, to holders of common and preferred shares included in the Company’s records by the end of September 30, 2011. Payment of such interim dividends began on November 3, 2011.

h)   Interest on shareholders’ equity – fiscal year 2011

In September 13, 2011, the Board of Directors approved the credit of interest on shareholders’ equity for the fiscal year 2011, in the amount of R$1,250,000, subject to 15% withholding income tax, resulting in the net amount of R$1,062,500 to holders of common and preferred shares included in the Company’s records by the end of September 30, 2011. Payment of interest on shareholders’ equity began on November 3, 2011.

On December 12, 2011, the Board of Directors approved the credit of interest on shareholders’ equity for the fiscal year 2011, in the amount of R$617,000, subject to 15% withholding income tax, resulting in the net amount of R$524,450 to the holders of common and preferred shares included in the Company’s records by the end of December 29, 2011. Payment of such interest will start until the end of 2012, and the date will be established and communicated by the Company’s Executive Board.

Dividends are calculated in accordance with Company’s by-laws and with the Brazilian Corporation Law. The Company presents the calculation of dividends and interest on shareholder’s equity for 2011 and 2010 as follows:

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Minimum mandatory dividends calculated based on adjusted net income	2011	2010
Net Income for the year	4,355,318	2,398,836
Appropriation to legal reserve	(217,766)	-
Adjusted net income for the year	4,137,552	2,398,836
Minimum mandatory dividends - 25% of adjusted net income	1,034,388	599,709
Dividends and interest on shareholders’ equity distributed:
Interest on Shareholders’ Equity (Gross)	1,867,000	592,000
Interim Dividends	382,400	196,355
Profit available for distribution	1,888,152	1,610,481
(+) Interest on Shareholders’ Equity / Prescribed Dividends	107,874	134,440
(-) Actuarial (Gains) / losses recognized and effect of the limitation of the surplus plan assets, net of tax	(42,997)	(42,063)
(-) Total effects of IFRS on 2009 equity	-	(8,759)
Additional proposed dividend	1,953,029	1,694,099

	2011		2010
Amounts in R$ per share (a)	Gross	Net	Gross	Net
Interest on shareholders’ equity - common	1,557913	1,324226	1,097180	0,932603
Interest on shareholders’ equity - preferred	1,713705	1,456649	1,206898	1,025863

	2011
Amounts in R$ per share (a)	Common	Preferred

Interim dividends declared in March 2011	3,139752	3,453727
Interim dividends declared in September 2011	0,319058	0,350964
Interest on shareholders’ equity - net of withholding tax	0,886505	0,975156
Interest on shareholders’ equity - net of withholding tax	0,437720	0,481492

	4,783035	5,261339

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

	2010
Amounts in R$ per share (a)	Common	Preferred

Interim dividends declared in April 2010	2,319731	2,551704
Interim dividends declared in September 2010	0,363913	0,400305
Interest on equity - net income tax	0,614384	0,675822
Interest on equity - net income tax	0,318219	0,350041

	3,616247	3,977872

(a) Do not include the amount of proposed dividends.

The balance of unallocated net income for the year at December 31, 2011, in the amount of R$1,888,152, plus dividends and interest on shareholder’s equity prescribed in 2011 in the amount of R$107,874 and minus other comprehensive income in the amount of R$(42,997), totaling R$1,953,029, were classified as additional proposed dividends in shareholders’ equity, according to Management’s proposal distribution of net income for the year, to be submitted for approval of the General Ordinary General Shareholders’ Meeting.

Management’s proposed dividend payment to be approved:

Total proposed for approval	1,953,029

Value per share	Common	Preferred [1]
Total proposed for approval – amount per share	1.630092	1.793102

1 10% higher than the amount attributed to each common share, according to article 7 of Company’s Bylaws.

i)    Interest on Shareholders’ Equity

As proposed by Management, in  2011 and 2010 interest on shareholders’ equity were credited to shareholders in accordance with Article 9 of Law No. 9,249/95, net of withholding income tax, as follows:

	2011	2010

Gross interest on shareholders’ equity	1,867,000	592,000
Common shares	594,113	184,995
Preferred shares	1,272,887	407,005

Withholding income tax	(280,050)	(88,800)

Interest on shareholders’ equity, net of withholding tax	1,586,950	503,200

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Tax-exempt shareholders receive interest on shareholders’ equity in full, not subject to withholding tax.

j)    Prescribed Dividends

Dividends and interest on shareholders’ equity are barrer by statute of limitation after three years, as from the date of beginning of payment thereof, if not claimed by shareholders, according to Article 287, clause II, item a. of Law No. 6,404 dated December 15, 1976.

24. Net operating revenue

	Company		Consolidated
	2011	2010	2011	2010
Telephone service	15,455,779	15,337,612	24,331,263	15,366,014
Network usage	623,535	523,787	3,785,017	523,787
SVAs data and mobile	5,046,424	4,564,656	10,929,344	5,028,441
Cable TV services	-	-	865,376	587,374
Sale of goods and equipment	-	-	2,135,165	166,464
Other services	588,498	609,171	1,026,986	936,970
Gross operating revenue	21,714,236	21,035,226	43,073,151	22,609,050
ICMS	(4,629,916)	(4,584,797)	(8,800,749)	(4,702,669)
PIS and COFINS	(779,457)	(770,766)	(1,780,503)	(864,994)
ISS	(23,508)	(25,713)	(45,576)	(39,441)
Deductions	(1,412,028)	(1,029,882)	(3,317,583)	(1,203,695)
Net operating revenue	14,869,327	14,624,068	29,128,740	15,798,251

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

25. Costs of goods and services

	Company		Consolidated
	2011	2010	2011	2010

Depreciation and amortization	(1,709,579)	(1,452,292)	(3,234,633)	(1,687,449)
Personnel	(232,387)	(233,170)	(380,067)	(257,385)
Means of connections	(357,136)	(304,110)	(536,495)	(342,257)
Interconnection	(4,537,399)	(3,899,970)	(4,537,124)	(4,176,714)
Third-party services	(1,591,450)	(1,425,054)	(2,463,516)	(1,841,072)
Rental / insurance / condos	(23,578)	(18,506)	(374,008)	(22,046)
Taxes	(202,131)	(230,616)	(1,358,835)	(240,346)
Concession fee (note 1.b.1)	(84,284)	(102,568)	(84,284)	(102,568)
Other	(12,373)	(5,661)	(68,098)	(19,318)
Total	(8,750,317)	(7,671,947)	(13,037,060)	(8,689,155)
Costs of goods and services	(16,505)	(29,954)	(1,343,111)	(155,650)
Total	(8,766,822)	(7,701,401)	(14,380,171)	(8,844,805)

26. Selling expenses

	Company		Consolidated
	2011	2010	2011	2010
Depreciation and amortization	(134,450)	(122,822)	(435,313)	(123,043)
Personnel	(473,525)	(425,280)	(1,049,978)	(443,386)
Third-party services	(1,771,268)	(1,659,869)	(3,853,450)	(1,730,908)
Allowance for doubtful accounts	(300,905)	(327,302)	(506,581)	(386,340)
Rental / insurance / condos	(9,283)	(8,938)	(79,239)	(9,434)
Donations and sponsorships	(215,721)	(228,204)	(735,622)	(224,796)
Others	-	-	(251,597)	-
Rental / insurance / condos	(15,319)	(44,470)	(98,345)	(46,725)
Total	(2,920,471)	(2,816,885)	(7,010,125)	(2,964,632)

27. General and administrative expenses

	Company		Consolidated
	2011	2010	2011	2010
Depreciation and amortization	(266,246)	(78,657)	(916,048)	(103,002)
Personnel	(264,326)	(284,680)	(557,355)	(287.866)
Third-party services	(276,534)	(260,459)	(693,260)	(300,101)
Rental / insurance / condos	(23,115)	(27,527)	(105,985)	(32,922)
Others	(38,733)	(11,705)	(110,588)	(14,955)
Total	(868,454)	(663,028)	(2,383,236)	(738,846)

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

28. Other operating income (expenses), net

	Company		Consolidated
	2011	2010	2011	2010
Fines and expenses recovered	221,377	191,715	366,124	195,066
Donation and sponsorships	(9,170)	(19,031)	(8,612)	(19,117)
Provision for civil, labor and tax contingencies, net	(251,178)	(110,499)	(367,554)	(116,996)
Net profit on disposal of assets (a)	74,304	230,949	482,115	230,335
Net profit on sales of investments	-	78,518	-	87,151
Administrative technical services	38,672	43,615	32,652	36,537
Other expenses	(41,247)	(67,103)	(62,567)	(100,497)
Total	32,758	348,164	442,158	312,479
Other operating income	469,457	782,406	1,229,862	796,285
Other operating expenses	(436,699)	(434,242)	(787,704)	(483,806)
Total	32,758	348,164	442,158	312,479

(a)   In 2011, subsidiary Vivo S.A. carried out the disposal of 1,358 of non-strategic towers, transferring their management and maintenance to a third-party company specialized in providing these services for the amount of R$476,038 (R$419,527 net of book value).

In the fourth quarter of 2010, Telefónica Brasil assigned the right to commercially explore spaces existing in approximately 1,085 transmission towers it owns, and transferred the activity of managing and maintaining the telecommunication tower to a third-party company that specializes in providing such services for the amount of R$233,421 (net amount of the monthly rent of land deferred). Considering that significant risks and benefits were transferred, for purposes of the conditions of the concession, such operation was assessed under IAS 17 – Leases perspective, and classified as a financial lease. Net effect on 2010 income statement is recorded as "Other Operating Income (Expenses)".

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

29. Financial expenses, net

	Company		Consolidated
	2011	2010	2011	2010
Financial income	549,517	286,128	1,103,359	344,354
Income from short-term investments	132,891	149,769	337,179	181,717
Gains on derivative transactions	151,922	18,567	251,758	18,567
Interest receivable	81,171	31,443	131,521	33,834
Monetary/exchange variations receivable	166,068	85,153	267,665	86,950
Other financial income	17,465	1,196	115,236	23,286

Financial expenses	(634,580)	(455,589)	(1.243,051)	(465,092)
Interest payable	(226,883)	(352,853)	(484,663)	(355,971)
Losses on derivative transactions	(127,901)	(20,747)	(140,725)	(20,746)
Monetary/exchange variations payable	(194,513)	(12,564)	(308,966)	(14,499)
Others financial expenses	(85,283)	(69,425)	(308,697)	(73,876)
Net	(85,063)	(169,461)	(139,692)	(120,738)

30. Income and social contribution taxes

The Company and its subsidiaries recognize income tax and social contribution monthly on the accrual basis and pay the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of reported income tax expense and combined statutory tax rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in December of 2011 and 2010 is shown in the table below:

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

	Company		Consolidated
	2011	2010	2011	2010
Income before taxes	4,569,425	3,432,410	5,650,794	3,444,598
Income and social contribution taxes
Income and social contribution taxes expenses – at 34% rate	(1,553,605)	(1,167,019)	(1,921,270)	(1,171,163)
Permanent differences
Equity pickup	784,941	(64,276)	-	982
Interest expense on shareholder’s equity	566,780	201,280	634,780	201,280
Prescribed dividends	(5,613)	(7,483)	(5,613)	(7,483)
Unrecognized deferred tax assets of subsidiaries	-	-	(55,671)	(60,726)
Non-deductible expenses, gifts, incentives and dividends received	(3,698)	(11,916)	(47,576)	(24,532)
Other additions (exclusions)	(6,136)	-	96,405	-
Other items
Incentives (cultural, food and transportation)	3,224	15,840	(3,470)	15,880
Total general (IRPJ + CSLL)	(214,107)	(1,033,574)	(1,295,475)	(1,045,762)
Effective rate	5%	30%	23%	30%
Current income and social contribution taxes	84,029	914,680	928,132	926,868
Deferred income and social contribution taxes	130,078	118,894	367,343	118,894

The components of deferred income and social contribution tax assets and liabilities on temporary differences are shown in note 8.2.

31. Earnings per share

Basic and diluted earnings per share were calculated by dividing income attributed to the Company’s shareholders by the weighted average of the number of outstanding common and preferred shares for the year. No transactions were carried out that could have potential shares issued through the date of issuance of the consolidated financial statements; therefore, there are no adjustments of diluting effects inherent to the potential issue of shares.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

The table below shows, the calculation of earnings per share as of December 31, 2011 and 2010:

	2011	2010
Net income attributable to the shareholders:	4.355.318	2.398.836
Common shares	1,381,068	749,615
Preferred shares	2,974,250	1,649,221
Numbers of shares:	928,005	505,841
Weighted average common shares outstanding during the year	313,748	168,609
Weighted average preferred shares outstanding during the year	614,257	337,232
Basic and diluted earnings per share:
Common shares	4,40	4,45
Preferred shares	4,84	4,89

32. Transactions with related parties

The main balances with related parties are as follows bellow:

		12/31/2011
Company	Nature of the transaction	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenues	Costs and Expenses
Atento Brasil S.A.	a) / c) / e) / f)	14,720	-	186,692	338	51,148	1,041,829
SP Telecomunicações Participações Ltda.	d) / f)	4	-	126,283	-	4	357,805
Telefonica de Espana S.A.	a) / e)	5,320	-	3,997	-	6,266	5,643
Telefónica del Peru	b)	10,663	-	61	700	3,788	-
Telefónica Internacional S.A.	b) / d) / f)	221	17,022	201,856	-	1	603,066
Telefónica International Wholesale Services Brasil Ltda.	a) / c) / f)	2,131	22	29,080	505	5,741	88,642
Telefónica International Wholesale Services Espanha	a) / e) / f)	6,057	-	3,402	-	11,918	14,625
Telefónica Móviles Espanha S.A.	a) / c) / e) / f)	5,424	-	5,984	-	9,190	7,985
Telefónica S.A.	d) / f)	482	1,591	172,229	-	-	578,363
Telefônica Serviços Empresariais do Brasil Ltda.	b) / c) / e) / f)	16,690	932	10,715	2,976	6,553	94,644
Telefónica Transportes e Logistica Ltda.	c) / f)	163	-	36,610	144	67	80,887
Terra Networks S.A.	a) / b) / e)	9,505	16	1,100	-	8,461	5,604
Others	a) / c) / e) / f)	26,805	631	32,206	313	15,263	38,377
Total		98,185	20,214	810,215	4,976	118,400	2,917,470

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

		12/31/2010
Company	Nature of the transaction	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenues	Costs and Expenses
Atento Brasil S.A.	a) / c)/ e) / f)	8,250	-	104,330	338	30,356	704,683
Telefónica International Wholesale Services Brasil Ltda.	a) / c) / f)	1,752	134	24,072	259	3,837	80,560
Grupo Vivo		312,910	427	343,365	-	419,445	1,816,903
Telefônica Serviços Empresariais do Brasil Ltda.	b) / c) / e) / f)	13,167	1,943	20,200	2,324	2,261	89,118
Telefónica S.A.	d) / f)	51	92	35,543	-	1,553	89,365
Others	a) / c) / e) / f)	103,537	14,347	182,020	7.817	49,332	51,922
Total		439,667	16,943	709,530	10,738	506,784	2,832,551

a)  Trade accounts receivable include receivables for telecommunication services including Terra Networks Brasil S.A., Telefonica de Espanha S.A., Telefonica International Wholesale Services Espanha, Atento Brasil S.A. and Telefónica Moviles Espana S.A particularly for fixed and mobile long-distance calls, communication through local mobile, interconnection and Telefonica Internacional Wholesale Services Brasil Ltda., due to the contract of rendering services of rights of use of undersea fiber optic, and other group companies.

b)  Other intercompany receivables in Current Assets and Non-current Assets include mainly credits with Telefónica Internacional S.A., Telefonica del Peru, Terra Networks Brasil S.A., Telefônica Serviços Empresariais do Brasil Ltda. corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the corresponding companies.

c)  Trade accounts payable include services rendered, particularly by Atento Brasil S.A. for call center management services, tele-services centers and sales promoters; Telefônica Internacional Wholesale Services Brasil Ltda, for provision of transmission infrastructure to various international data circuits and international roaming by Telefonica Moviles Espana S.A. We also highlight the rendering of administrative management services in the accounting, finance, human resources, equity, and IT functions payable to Telefônica Serviços Empresariais do Brasil Ltda., Telefônica Transportes e Logística Ltda.  and other group companies.

d)  Other intercompany payables in Current and Non-current Liabilities mainly include payables for technical support and management services and dividends and interest on shareholder’s equity to Telefónica Internacional S.A., SP Telecomunicações Participações Ltda and Telefónica S.A.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

e)  Revenues are mainly related to billing speedy services and interregional long-distance services with Terra Networks Brasil S.A., Atento Brasil S.A. and Telefônica Serviços Empresariais do Brasil Ltda. and to network infrastructure leased to Atento Brasil S.A. and services from calls mainly for long distance calls with Telefonica de Espanha S.A. Telefónica Internacional Wholesale Services Espanha, Telefónica Moviles Espana S.A. and other group companies.

f)   The balance of costs and expenses mainly refers to international roaming call provided by Telefónica Moviles Espana S.A., center management services rendered by Atento Brasil S.A., international transmission infrastructure  for various data circuits provided by Telefonica Internacional Wholesale Services Brasil Ltda. and Telefónica Internacional Wholesale Services Espanha, management expenses, technical assistance and interest on shareholders’ equity to Telefónica Internacional S.A., SP Telecomunicações Participações Ltda. and Telefónica S.A. and administrative management services regarding the accounting, financial, human resources and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.,Telefônica Transportes e Logística Ltda. and other group companies.

Members of the Board Of Directors And Executive Committee

Antonio Carlos Valente da Silva	President of Board of Directors and Chief Executive Officer
Santiago Fernández Valbuena	Vice-President of Board of Directors
Paulo César Pereira Teixeira	General and Executive Director
Gilmar Roberto Pereira Camurra	Chief Financial Officer and Investor Relations Officer
Breno Rodrigo Pacheco de Oliveira	General Secretary and Executive Legal Officer
Cristiane Barretto Sales	Controller
Antonio Gonçalves Oliveira	Member of the Board of Directors
Fernando Abril-Martorell Hernandez	Member of the Board of Directors
Fernando Xavier Ferreira	Member of the Board of Directors
Francisco Javier de Paz Mancho	Member of the Board of Directors
Eduardo Navarro de Carvalho	Member of the Board of Directors
Iñaki Urdangarin	Member of the Board of Directors
José Fernando de Almansa Moreno-Barreda	Member of the Board of Directors
Luciano Carvalho Ventura	Member of the Board of Directors
José Manuel Fernandez Norniella	Member of the Board of Directors
Luis Javier Bastida Ibarguen	Member of the Board of Directors
Luiz Fernando Furlan	Member of the Board of Directors
Paulo César Pereira Teixeira	Member of the Board of Directors
Roberto de Oliveira Lima	Member of the Board of Directors
Narcís Serra Serra	Member of the Board of Directors

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Board of Director’s Compensation

The amount paid by the Company to the Board of Directors in 2011 was approximatelly R$27,476 (R$12,904 in 2010). Of these amounts, R$14,411 (R$9,380 in 2010) corresponds to salaries and R$6,251 (R$3,524 in 2010) to bonuses. Telefônica Brasil also paid nearly R$1,220 (R$2,533 in 2010) in connection with Performance Share Plan – PSP, a long-term incentive plan.

For the fiscal years ended December 31, 2011 and 2010, our Directors and Officers did not receive any retirement pension or other similar plans.

33. Insurance

The Company and its subsidiaries’ polices as well as those of the Telefónica Group include the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. The assumptions adopted, given their nature, are not in the scope of an audit of financial statements, and therefore, were not audited by our independent auditors.

The main assets, liabilities or interests covered by insurance and their respective amounts are as follows:

Type	Insurance Coverage

Operational risks (with loss of profits)	R$1,659,430
Optional civil responsability - general	R$31,740
ANATEL guarantee insurance	R$24,655

34. Stock options

In 2011 and 2010, Company parent, Telefónica S.A., had in force various share-based remuneration plans based on its share price quote, which were also offered to managing officers and employees of subsidiaries, including Telefônica Brasil and its subsidiaries.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

The fair value of shares is measured at grant date, using the binomial option pricing model, which takes into consideration the terms and conditions upon which these instruments were granted.

The Company reimburses to Telefónica S.A. the fair value of the benefits delivered to directors and employees at the grant date.

Detailed information on the major plans in effect as of December 31, 2011 and 2010 is as follows:

a)  “Performance Share Plan” or “PSP”:

The General Shareholders’ Meeting of Telefónica S.A. held on June 21, 2006 approved a long-term incentive plan to be granted to executives of Telefónica S.A. and subsidiaries, which consists of granting selected participants, upon compliance with the necessary requirements, a certain number of Telefónica S.A. shares, as variable remuneration.

The term of effectiveness initially established for the Plan is seven years, divided into five three-year-long cycles, each of them beginning on July 1 (“Beginning Date”) and ending on June 30 of the third year following the Beginning Date (“End Date”). At the beginning of each cycle, the number of shares to be granted to the Plan beneficiaries will be determined, based on their performance in achieving targeted pre-defined results. This grant will occur, as applicable, after the End Date of each cycle. Each cycle is independent of the others, with the first cycle starting on July 1, 2006 (shares were granted on July 1, 2009), and the fifth cycle on July 1, 2010 (shares to be granted, if applicable, as from July 1, 2013).

Conditions for the granting of shares are:

-        The beneficiary must continue to work for the Company throughout the three years of each cycle, subject to certain special conditions relating to departures  from the Company.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

        The actual number of shares to be granted at the end of each cycle will  depend on the level of success achieved and the maximum number of shares granted to each executive. Success levels are based on the comparison between the evolution of the shareholder’s remuneration taking into consideration share price quote and dividends (“Total Shareholder Return” - TSR) of Telefónica shares, and the evolution of TSRs corresponding to a group of companies quoted in the telecommunications segment, which constitutes the Comparison Group. At the beginning of each cycle, each employee participating in the plan is granted a maximum number of shares, and the actual number of shares to be granted at the end of the cycle is calculated by multiplying this maximum number for the success level achieved at that date. This will be 100%, should the evolution of Telefónica TSR be equal to or above the third quartile of the Comparison Group, and 30% should this evolution be equal to average. In case the evolution is between these amounts, a linear interpolation will be calculated and, in case it is below average, no shares will be granted.

At June 30, 2010 and 2011 the second and third cycles of this incentive plan ended and the maximum number of shares granted to the executives of Telefônica Brasil and its subsidiaries was as follows:

Cycle	Nº of Shares	Unit Value in Euros	Date of Completion
2[o] cycle July 1, 2007	175,534	7.70	June 30, 2010
3[o] cycle July 1, 2008	186,186	8.39	June 30, 2011

After the second and third cycles of the Plan, ended in July 2010 and 2011, 175,534 and 189,763 shares were granted to the elegible executives of Telefônica Brasil and subsidiaries, respectively, participating in these cycles.

The maximum number of shares to be granted in each of the 2 outstanding cycles at December 31, 2011 is as follows:

Cycle	Nº of Shares	Unit Value in Euros	Date of Completion
4º cycle July 1, 2009	245,240	8.41	June 30, 2012
5º cycle July, 1, 2010	260,611	9.08	June 30, 2013

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

b)  “Performance & Investment Plan” or “PIP”

The General Shareholders’ Meeting of Telefónica, S.A. held on May 18, 2011 approved a long-term plan, whose objective is to praise commitment, oustanding performance and the high potential of its Global Officers by granting them Telefónica S.A. shares.

Participants do not need to pay for the shares initially granted, and will be able to increase the number of shares they are granted at the end of the Plan, should they elect to make a joint investment in their PIP. This joint–investment requires the participant to purchase and hold until the end of the cycle a number equivalent to 25% of the shares initially granted by Telefónica S.A. Over this participant investment the Telefónica S.A. will increase the initial shares by 25%.

The term of effectiveness initially established for the Plan is three years. The cycle began on July 1, 2011 and will end on June 30, 2014. The number of shares was informed at the beginning of the cycle and after a period of 3 years from the grant date the shares will be transfered to the participant if the objective is achieved.

Conditions for the granting of shares are:

-    having an active work relation in the Telefónica Group at cycle consolidation date;

-    that Telefónica achieves results that represent compliance with the objectives established for the plan: success level is based on comparison of the evolution of the shareholder’s remuneration, obtained through the (“Total Shareholder Return” - TSR), in relation to the evolution of the TSRs of the companies belonging to the pre-defined Comparison Group.

-    100% shares will be granted if the TSR of Telefónica S.A is above the TSR of the Companies that represent 75% of the stock exchange capitalization of the Comparison Group.

-    30% shares will be granted if the TSR of Telefónica S.A. is on the same level or above the TSR of the Companies that represent 50% of the stock exchange capitalization of the Comparison Group.

-    determined by linear interpolation if the TSR of Telefónica S.A is between 50% and 75% of the stock exchange capitalization of the Comparison Group.

-    will not be granted if the TSR of Telefónica S.A is below the TSR of the Companies that represent 50% of the stock exchange capitalization of the Comparison Group.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

The maximum number of shares granted in this first outstanding cycle at December 31, 2011 is as follows:

Cycle	Nº of Shares	Unit Value in Euros	Date of Completion
1º cycle July 1 2011	570,493	8.28	June 30, 2014

c)  Global Employee Share Plan” or “GESP”.

The General Shareholders’ Meeting of Telefónica, S.A. held on June 23, 2009, approved a share incentive purchase plan for all the employees of the Telefónica Group around the whole world, including employees of Telefônica Brasil and its subsidiaries. Under this plan, participants are offered the possibility of acquiring Telefónica, S.A. shares, with this company assuming the obligation of giving commits to participants a certain number of its shares, whenever certain requisites are met, free of charge.

The term of effectiveness initially established for the Plan is two years. Employees subscribed to the Plan were able to purchase Telefónica S.A. shares through monthly payments of up to 100 euros (or equivalent amount in local currency), up to a maximum of 1,200 euros over a period of twelve months (acquisition period). The delivery of shares will occur, as applicable, after the vesting period, as from September 1, 2012, and the conditions to be met are as follows:

-        The beneficiary must continue to work for the Company throughout the two years of effectiveness of the plan (vesting period), subject to certain special conditions relating to departures from the Company.

  -      The actual number of shares to be granted at the end of the vesting period will depend on the number of shares purchased and maintained by the employees. As such, the employees participating in the Plan who remain in the Group and, who maintained the purchased shares for an additional period of other twelve months after the purchase period, will be entitled to receive one share free-of-charge for each share which they acquired and maintained at the end of the vesting period.

The purchase period began in August 2010 and at December 31, 2011, the number of employees of Telefônica Brasil and its subsidiaries participating in the Plan totals 1,137.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Telefônica Brasil and its subsidiaries registered the following expenses with personnel referring to the afore-mentioned share-based compensation plans in the fiscal years ended December 31, 2011 and 2010:

Plans	2011	2010
PSP	R$10,101	R$9,516
PIP	R$4,509	-
GESP	R$2,298	R$840
Total	R$16,908	R$10,356

35. Post-retirement benefit plans

The plans sponsored by the Company and the related benefits types are as follows:

Plan	Type (1)	Entity	Sponsor
PBS-A	BD	Sistel	Telefónica Brasil S.A. and Vivo S.A. in conjunction with the other companies resulting from the breakup of Telebras.
PAMA/PCE	Health care plan	Sistel	Telefónica Brasil S.A. and Vivo S.A. in conjunction with the other companies resulting from the breakup of Telebras.
CTB	BD	Telefónica Brasil S.A.	Telefônica Brasil S.A.
PBS	BD/Hybrid	VisãoPrev	Telefônica Brasil S.A. and Vivo S.A.
VISÃO	CD/Hybrid	VisãoPrev	A. Telecom S.A., Telefônica Data S.A., Telefônica Brasil S.A., Vivo S.A. and VisãoPrev Companhia de Previdência Complementar
PREV	Hybrid	VisãoPrev (2)	Vivo S.A.
(1) BD = Defined Benefit Plan;
CD = Defined Contribution Plan;

Hybrid = Plan that offers both DB and DC-type benefits.

(2) Except plan CELPREV, managed by Sistel.

The Company and its subsidiaries, along with other companies from Telebrás System, sponsor pension plans and post employment medical benefits, as follows: i) PBS-A; ii) PAMA; iii) CTB ; iv) PBS-Telefônica, PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular; v) Plano TCP Prev, TCO Prev e CelPrev; and vi) Plano de Benefícios Visão Telefônica e Visão Celular – Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

The Company and its subsidiaries sponsor, individually, a defined benefit retirement plan (PBS Plan), administered by Visão Prev, which covers approximately 0.46% of the Company’s employees. In addition, a multiemployer plan (PBS-A) and health care plan (PAMA) are provided by the Company and its subsidiaries to retired employees and their dependents (administered by Fundação Sistel, with constituded fund and partipants contribuitions), at shared costs. Contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan, as described below:

Plan	%

PBS Telesp	13.96
PBS Telesp Celular	10.78
PBS Tele Sudeste Celular	16.67
PBS Telemig Celular	10.36
PAMA	1.50

For other employees of the Company and its subsidiaries, there are two defined contribution plans - Visão Telesp Benefit Plan and Vivo Prev Plan, both of them being administrated by Visão Prev complementary providence company. The others Plans are funded by contributions made by the participants (employees) and by the sponsors which are credited to participants’ individual accounts. Telefônica Brasil and its subsidiaries are responsible for bearing all administrative plans and maintenance expenses, including participant’s death and disability risks. The contributions to those plans are equal to those of the employees, varying from 2% to 9% of the contribution salary for those participants from Telefônica Brasil and from 0% to 8% of the contribution salary for those participants from Vivo S.A. based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

In 2011, the Company and its subsidiaries made contributions to the PBS Plans in the amount of R$18 (R$17 in 2010), to Planos Visão in the amount of R$28,743 (R$25,574 in 2010) and to the Planos Prev in the amount of R$23,073.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

Subsidiary Vivo S.A. also sponsors CelPrev. Participants may make three types of contributions to the plan, being: (a) basic contribution: percentage varies from 0% to 2% of participation wage; (b) additional contribution: percentage varies from 0% to 6% of the portion of the participation wage that is higher than 10 Units of Standard Reference of the Plan; and (c) voluntary contribution: percentage chosen freely by the participant and applied on participation wage. The sponsor may make four types of  contribution, being: (a) basic contribution: contribution equal to the participant’s basic contribution, less contribution for financing the sickness allowance benefit and contribution for financing administrative expenses; (b) additional contribution: equal to the participant’s additional contribution, less the administrative expense; (c) occasional contribution: made voluntarily and whose frequency is determined by the sponsor; and (d) special contribution: contribution exclusively destined to the sponsor’s employees who do not belong to the PBS and who joined within 90 days of CelPrev’s beginning date.

The actuarial valuation of the plans was made in December 2011 and 2010, based on the records of plan members at August 31 and September 30, 2011 for the plans administered by VisãoPrev and Sistel, respectively, both projected to December 31, 2011, and based on the records of plan members at July 31 and August 31, 2010 for the plans administered by VisãoPrev and Sistel, respectively, both projected for December 31, 2010, adopting the projected unit credit method. Actuarial gains and losses for each year were immediately recognized in other comprehensive income. The plans’ assets related to December 31, 2011 and 2010, respectively, and for other multi-employer plans (PAMA and PBS-A), the plans’ assets were allocated on the Company’s actuarial liability to the plans’ total actuarial liability.

Actuarial liabilities referring to the plans mentioned above are recorded in “Provisions” caption (Note 20).

Actuarial liabilities recorded by the Company as of December 31, 2011 and 2010 are as follows:

Plan	2011	2010

CTB	34,615	20,818
PAMA	273,373	198,182
PBS	905	-
Total - consolidated	308,893	219,000

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

a)  Reconciliation of assets and liabilities

	2011
	PBS-A (i)	CTB	PAMA (i)	PBS	Visão	PREV	Total

Total actuarial liabilities	1.214.453	34,615	366,660	242,227	33,986	46,251	1.938.192
Fair value of assets	1.882.195	-	93,287	294,602	108,793	73,689	2.452.566
Liabilities (assets), net	(667,742)	34,615	273,373	(52,375)	(74,807)	(27,438)	(514,374)
Assets limitation	667,742	-	-	53,195	44,375	26,745	792,057
Net liability recognized in the balance sheet	-	34,615	273,373	905	-	-	308,893
Net asset recognized in the balance sheet	-	-	-	(85)	(30,432)	(693)	(31,210)

	2010
	PBS-A (i)	CTB	PAMA (i)	PBS	Visão	Total

Total actuarial liabilities	1,138,330	20,818	272,141	94,177	31,914	1,557,380
Fair value of assets	1,717,746	-	73,959	111,613	121,377	2,024,695
Liabilities (assets), net	(579,416)	20,818	198,182	(17,436)	(89,463)	(467,315)
Assets limitation	579,416	-	-	17,436	62,292	659,144
Net liability recognized in the balance	-	20,818	198,182	-	-	219,000
Net asset recognized in the balance	-	-	-	-	(27,171)	(27,171)

i)    Refers to the proportional share of the Company and its subsidiaries in the assets and liabilities of the PAMA and PBS-A multiemployer plans.

b) Total expenses recognized in the statement of income

	2011
	CTB	PAMA	PBS	Visão	PREV	Total

Current service cost	-	252	821	3,971	2,482	7,526
Interest cost	1,978	29,173	17,838	3,062	3,487	55,538
Expected return on plan assets	-	(8,163)	(25,654)	(6,940)	(5,795)	(46,552)
	1,978	21,262	(6,995)	93	174	16,512

	2010
	CTB	PAMA	PBS	Visão	Total

Current service cost	-	159	78	3,663	3,900
Interest cost	2,148	23,038	8,803	2,865	36,854
Expected return on plan assets	-	(6,489)	(11,334)	(11,970)	(29,793)
	2,148	16,708	(2,453)	(5,442)	10,961

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

c) Amounts recognized in other comprehensive income

	2011
	CTB	PAMA	PBS	Visão	PREV	Total

Actuarial (gains) losses recognized immediately	15,398	36,581	22,643	30,628	(6,552)	98,698
Limitation effect	-	-	35,760	(17,918)	26,746	44,588
Total cost recognized in other comprehensive income	15,398	36,581	58,403	12,710	20,194	143,286

	2010
	CTB	PAMA	PBS	Visão	Total

Actuarial (gains) losses recognized immediately	(1,809)	13,069	(7)	(1,138)	10,115
Limitation effect	-	-	2,472	47,998	50,470
Total cost recognized in other comprehensive income	(1,809)	13,069	2,465	46,860	60,585

d) Changes in net actuarial (assets) liabilities

	PBS-A	CTB	PAMA	PBS	Visão	PREV	Total

Plan liabilities (Assets) as of 01/01/2010	-	23,508	168,419	-	(65,185)	-	126,742
Expenses in 2010	-	2,148	16,708	(2,453)	(5,442)	-	10,961
Contributions of the companies to plans in 2010	-	(3,029)	(14)	(12)	(3,404)	-	(6,459)
Amounts recognized in other comprehensive income	-	(1,809)	13,069	2,465	46,860	-	60,585
Liabilities (Assets) as of 12/31/2010	-	20,818	198,182	-	(27,171)	-	191,829

Business Combination	(17,809)	-	17,431	(50,294)	(11,048)	(19,961)	(81,681)
Expenses in 2011	(92,030)	1,978	21,262	(6,995)	93	174	(75,518)
Contributions of the companies to plans in 2011	-	(3,579)	(83)	(294)	(5,016)	(1,100)	(10,072)
Amounts recognized in other comprehensive income	109,839	15,398	36,581	58.403	12,710	20,194	253,125
Liabilities (Assets) as of 12/31/2011	-	34,615	273,373	820	(30,432)	(693)	277,683

Actuarial asset recognized in the balance sheet	-	-	-	(85)	(30,432)	(693)	(31,210)
Actuarial liability recognized in the balance sheet	-	34,615	273,373	905	-	-	308,893

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

e) Changes in actuarial liabilities

	PBS-A	CTB	PAMA	PBS	Visão	PREV	Total

Actuarial liabilities as of January 1, 2010	1,082,459	23,508	238,767	93,098	31,348	-	1,469,180
Cost of current service	-	-	159	78	3,663	-	3,900
Interest on actuarial liabilities	102,289	2,148	23,038	8,803	2,865	-	139,143
Benefits paid in the year	-	(3,029)	(9,916)	(6,665)	(585)	-	(20,195)
Contributions of participants in the year	(93,289)	-	-	1	302	-	(92,986)
Actuarial (gains) losses in the year	46,871	(1,809)	20,092	(1,138)	(5,678)	-	58,338
Actuarial liabilities as of December 31, 2010	1,138,330	20,818	272,140	94,177	31,915	-	1,557,380
Business Combination	35,091	-	23,936	117,481	161	49,656	226,325
Cost of current service	-	-	251	821	3,970	2,482	7,524
Interest on actuarial liabilities	114,725	1,978	29,173	17,838	3,062	3,487	170,263
Benefits paid in the year	(97,917)	(3,579)	(13,390)	(13,385)	(5,900)	(1,113)	(135,284)
Contributions of participants in the year		-	-	345	-	-	345
Actuarial (gains) losses in the year	24,224	15,398	54,550	24,950	778	(8,261)	111,639
Actuarial liabilities as of December 31, 2011	1.214.453	34,615	366,660	242,227	33,986	46,251	1,938,192

f) Changes in plan assets

	PBS-A	CTB	PAMA	PBS	Visão	PREV	Total
Fair value of plan assets as of January 1, 2010	1,479,620	-	70,348	108,062	110,828	-	1,768,858
Benefits paid in the year	(93,290)	(3,029)	(9,916)	(6,665)	(585)	-	(113,485)
Total contributions in the year	-	3,029	14	12	3,704	-	6,759
Expected return on plan assets in the year	141,762	-	6,490	11,334	11,970	-	171,556
Gains / (losses) on assets	189,654		7,023	(1,131)	(4,539)	-	191,007
Fair value of plan assets as of December 31, 2010	1.717.746	-	73,959	111,612	121,378	-	2.024.695
Business Combination	52,900	-	6,505	167,775	11,209	69,617	308,006
Benefits paid in the year	(97,917)	(3,579)	(13,390)	(13,385)	(5,900)	(1,113)	(135,284)
Total contributions in the year	-	3,579	81	640	5,017	1,099	10,416
Expected return on plan assets in the year	206,757	-	8,163	25,654	6,940	5,795	253,309
Gains / (losses) on assets	2,709	-	17,969	2,306	(29,851)	(1,709)	(8,576)
Fair value of plan assets as of December 31, 2011	1.882.195	-	93,287	294,602	108,793	73,689	2.452.566

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

g) Expenses estimated for 2012

	CTB	PAMA	PBS	Visão	PREV	Total

Cost of current service	-	165	853	4,596	3,872	9,486
Interest cost	3,164	35,026	22,780	3,083	4,260	68,313
Expected return on plan assets	-	(10,847)	(35,943)	(13,392)	(9,001)	(69,183)
Total expenses (reversions) for 2012	3,164	24,344	(12,310)	(5,713)	(869)	8,616

h) Actuarial assumptions

2011	Expected return rate on plan assets	Future salary growth rate	Medical care cost growth rate	Annual nominal index of private pension benefit restatement	Increase in medical services use according to age	Expected age to qualify for the use of medical services	Expected retirement age

PBS/Visão	11.60%	PBS: 6.54% Visão: 7.20%	N/A	4.5%	N/A	N/A	Eligibility for regular retirement
PBS Telemig	12.08%	N/A	N/A	4.5%	N/A	N/A	Eligibility for regular retirement
Celprev/PREV	Celprev: 11.10% PREV: 11.60%	Celprev: 7.19% PREV: 7.20%	N/A	4.5%	N/A	N/A	Eligibility for regular retirement
CTB	N/A	N/A	N/A	4.5%	N/A	N/A	Eligibility for regular retirement
PAMA	11.07%	N/A	7.64%	N/A	4.00%	5% upon reaching 52 years old and 10 years participating; 3% for each subsequent year; 100% in eligibility for regular retirement	N/A
PBS-A	12.08%	N/A	N/A	4.5%	N/A	N/A	N/A

Note: These are all nominal rates, except for medical services claim frequencies.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

h)  Actuarial assumptions (Continued)

In addition to the above-mentioned assumptions, other assumptions common to all plans were adopted, as follows:

•      Actuarial liability discount-to-present-value rate: 9.73%;

•      Inflation rate: 4.5%;

•      Capacity factor for salaries and benefits: 98%;

•      Turnover: 0.15 (years of service +1), zero from age 50;

•      Disability entry table: Mercer Disability;

•      Actuarial Table: AT2000 segregated by sex; and

•      Disability mortality table: IAPB-57.

2010	Expected return rate on plan assets	Future salary growth rate	Medical care cost growth rate	Annual nominal index of private pension benefit restatement	Increase in medical services use according to age	Expected age to qualify for the use of medical services	Expected retirement age

PBS/Visão	11.60%	PBS: 6.54% Visão: 7.20%	N/A	5,00%	N/A	N/A	First age entitled to one of the benefits
PREV
CTB	N/A	N/A	N/A	5,00%	N/A	N/A	First date on which it becomes eligible for Social Security benefit
PAMA	11.07%	N/A	8.15%	N/A	4.00%	5% upon reaching 52 years old and 10 years participating; 3% for each subsequent year; 100% in eligibility for regular retirement	N/A
PBS-A	12.08%	N/A	N/A	5.00%	N/A	N/A	N/A

Note: These are all nominal rates, except for medical services claim frequencies.

In addition to the above-mentioned assumptions, other assumptions common to all plans were adopted, as follows:

•      Actuarial liability discount-to-present-value rate: 10.25%;

•      Inflation rate: 5.0%;

•      Capacity factor for salaries and benefits: 98%;

•      Turnover: 0.15 (years of service +1), zero from age 50;

•      Disability entry table: Mercer Disability;

•      Actuarial Table: AT2000 segregated by sex; and

•      Disability mortality table: IAPB-57.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

i) Expected long-term investment return

	2011	2010
Percentage of allocation of plan assets
Capital instruments	5.87%	14.28%
Debt instruments	92.87%	85.09%
Other	1.26%	0.63%
	100.00%	100.00%

Expected return from plan assets
Capital instruments	16.36%	15.61%
Debt instruments	12.46%	10.82%
Other	11.67%	10.25%
Total	13.06%	11.50%

Expected long-term investment return rates related to the plans assessed were selected by the Company, being determined based on expected long-term profitability, considering long-term projections provided by Tendências Consultoria and ANBIMA data, among others, as follows:

•      Variable income assets: historic risk premium estimated by the actuarial advisor;

•      Fixed income securities: weighted average rate based on National Treasury Bills (LTN)  available and National Treasury Notes – F Series (NTN-F) market portfolio;

•      Assets linked to inflation: weighted average rate based on NTN-B and NTN-C portfolio available in the market;

•      Foreign exchange securities: average SELIC rate weighted by the foreign exchange variation rate projected for the following ten years;

•      Fixed income assets: average internal nominal interest rate variation, projected for the following 10 years;

•      Loans to participants: the higher rate between CDI and the plan actuarial goal is considered;

•      Properties: the plan actuarial goal used was that of its administrator.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais) (A free translation of the original issued in Portuguese)

j) History of assets and obligations observed

	2011	2010	2009	2008	2007

Liabilities present value	723,739	419,050	386,722	337,480	257,787
Fair value of assets	570,371	306,949	289,239	253,695	232,378
Deficit	153,368	112,101	97,483	83,785	25,409
Adjustment for liabilities experience (%)	12.08%	1.29%	7.77%	11.83%	6.87%
Adjustment for liabilities experience (amounts)	87,413	5,397	30,043	39,929	17,709
Adjustment for assets experience (%)	(1.98%)	(0.44%)	(6.85%)	(3.39%)	(9.65%)
Adjustment for assets experience (amounts)	(11,284)	(1,352)	(19,826)	(8,598)	(22,428)

k) Estimates of benefits payable within the following years

	2012	2013	2014	2015	2016	2017 thereof

Defined pension plan	142,033	148,084	154,407	160,707	167,679	8,041,003

l) Significant considerations on PAMA Plan

The effect of a one percent increase and the effect of one percent decrease in medical cost trend rates are as follows:

a) +1% in nominal growth rate of medical costs

Effect on current service cost and on interest on actuarial liabilities	5,639
Effect on liabilities present value	57,677

b)  -1% in nominal growth rate of medical costs

Effect on current service cost and on interest on actuarial liabilities	(4,653)
Effect on liabilities present value	(47,581)

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais)

36. Financial instruments

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which may be realized in the current market. The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values.

The table below shows a breakdown of financial assets and liabilities as of December 31, 2011.

	Company
	Fair value			Amortized cost
	Measured at fair value through profit or loss	Hedge	Available for sale	Loans and receivables	Investments held to maturity	Level 1 Market price	Level 2 Estimated based on other market data	Total Book Value	Total Fair Value
Financial assets
Current assets
Cash and cash equivalents (note 5)	-		-	826,902	-	-	-	826,902	826,902
Derivatives	674		-	-	-	-	674	674	674
Noncurrent assets
Interests in other companies	-	-	35,317	-	-	35,317	-	35,317	35,317
Derivatives	-	35,142	-	-	-	-	35,142	35,342	35,142
Amounts linked to the National Treasury Securities (note 11)	-	-	-	-	13,189	-	-	13,819	13,819
Total financial assets	674	35,142	35,317	826,902	13,819	35,317	35,816	911,854	911,854

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais)

			Company
	Measured at fair value through profit or loss	Amortized cost	Hedge	Level 1 Market price	Level 2 Estimated based on other market data	Total Book Value	Total Fair Value
Financial liabilities
Current liabilities
Loans and financing (note 18)	5,816	505,083	-	-	5,816	510,899	510,899
Debentures	5,537	463,087	-	-	5,537	468,624	468,624
Derivatives	181		10,779		10,960	10,960	10,960
Noncurrent liabilities
Loans and financing (note 18)	290,416	987,367	-	-	290,416	1,277,783	1,277,783
Debentures	81,853	705,954	-	-	81,853	787,807	787,807
Derivatives	-	-	13,382	-	13,382	13,382	13,382
Total financial liabilities	383,803	2,661,491	24,161	-	407,964	3,069,455	3,069,455

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais)

	Consolidated
	Fair value			Amortized cost
	Measured at fair value through profit or loss	Hedge	Available for sale	Loans and receivables	Investments held to maturity	Level 1 Market price	Level 2 Estimated based on other market data	Total Book Value	Total Fair Value
Financial assets
Current assets
Cash and cash equivalents (note 5)	-		-	2,940,342	-	-	-	2,940,342	2,940,342
Derivatives	730	1,110	-	-	-	-	1,840	1,840	1,840
Noncurrent assets
Interests in other companies	-	-	37,696	-	-	37,696	-	37,696	37,696
Derivatives	-	225,935	-	-	-	-	225,935	225,935	225,935
Amounts linked to the National Treasury Securities (note 11)	-	-	-	-	13,819	-	-	13,819	13,819
Total financial assets	730	227,045	37,696	2,940,342	13,819	37,696	227,775	3,219,632	3,219,632

	Consolidated
	Measured at fair value through profit or loss	Amortized cost	Hedge	Level 1 Market price	Level 2 Estimated based on other market data	Total Book Value	Total Fair Value
Financial liabilities
Current liabilities
Loans and financing (note 18)	34,802	953,611	-	-	34,802	988,413	988,413
Debentures	5,537	463,087	-	-	5,537	468,624	468,624
Derivatives	1,327	-	49,835		51,162	51,162	51,162
Noncurrent liabilities
Loans and financing (note 18)	969,977	2,989,138	-	-	969,977	3,959,115	3,959,115
Debentures	81,853	705,954	-	-	81,853	787,807	787,807
Derivatives	-	-	78,369	-	78,369	78,369	78,369
Total financial liabilities	1,093,496	5,111,790	128,204	-	1,221,700	6,333,490	6,333,490

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais)

Interests in other companies

The Company has direct and indirect interests in other companies resulting from the privatization process. These investments, measured at market value, consider the latest quotation available at December 31, 2011 and 2010.

The table below shows the composition of investments in other companies at market value as of December 31, 2011 and 2010:

	% of Interest	2011	2010

Zon Multimédia	0,52	9,116	12,226
Other investments		28,580	30,483
Total		37,696	42,709

Fair value hierarchy

The Company and its subsidiaries use the following hierarchy in order to calculate and disclosure the fair value of financial instruments through the valuation technique:

Level 1: quoted prices (without adjustments) on the active markets for identical assets and liabilities;

Level 2: other techniques to which all data with material effect on the fair value recorded are directly or indirectly observable;

Level 3: techniques using data with relevant effect on the fair value recorded which are not based on data tha can be observed on the market.

In 2011, no transfers of assessments of fair value between level 1 and level 2 nor level 3 and level 2 were made. The Company and its subsidiaries do not have financial instruments with fair value level 3 assessments.

As authorized by CPC 37, the Company and its subsidiaries did not disclose comparative information on hierarchy of fair value and liquidity disclosures.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais)

Capital management

The purpose of the Company and its subsidiaries’ Capital management is to ensure that a solid credit rating is sustained before the institutions, as well as an optimum capital relationship, in order to support the Company’s businesses and maximize the value to its shareholders. The Company and its subsidiaries manage their capital structure by making adjustments and fitting into current economy conditions. For this purpose, the Company and its subsidiaries may pay dividends, raise new loans, issue promissory notes and contract derivative operations. For the year ended December 31, 2011, there were no changes in the Company’s objectives, policies or capital structure processes.

The Company and its subsidiaries include in its net debt structure: loans, financing, derivative operations, less cash and cash equivalents.

Risk management policy

The Company is exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The principal market risk factors that affect the business of the Company and its subsidiaries are detailed below:

a)  Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses of loans denominated in foreign currency.

At December 31, 2011, 19.32% (0.95% at December 31, 2010) of the financial debt was denominated in foreign currency (US dollar and UMBNDES).

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais)

The Company has entered into derivative transactions (exchange rate hedge) with financial institutions to protect itself against exchange rate variation on its gross debt in foreign currency (R$1,004,207 at December 31, 2011 and R$17,304 at December 31, 2010).

In view of this, at December 31, 2011 and 2010 the entirely of the debt was covered by asset positions on currency hedge transactions (swap for CDI).

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation in the period.

As from May 2010, hedge operations were contracted to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics, however, the Company aims to cover the net balance of these rights and obligations (US$13,917 and €17,818 payable at December 31, 2011) to minimize the related foreign exchange risk.

b)Interest rate and inflation risk

This risk arises from the possibility of the Company and its subsidiaries incurring losses to of an unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of debentures link with CDI and liability positions (exchange rate hedge and IPCA) contracted at floating interest rates (CDI).

The debt taken out from BNDES bank is indexed by the TJLP (Long Term Interest Rate quarterly set by the National Monetary Council), which was kept at 6.0% per annum since July 2009.

The risk of inflation arises from the debentures of Telemig (merged into Vivo Part. on June 1, 2010), indexed by the IPCA, which may adversely affect our financial expenses in the event of an unfavorable change in this index.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais)

To reduce its exposition to CDI, the Company and its subsidiaries invest cash surplus of R$2,862,938 (R$1,547,785 at December 31, 2010), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation. The book value of these instruments approximates market, since they are redeemable within a short term.

As of December 31, 2011, the Company and its subsidiary Vivo had financing agreements in force, containing restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. These covenants – which should be calculated semi-annually and annually could otherwise demand payment of liabilities at an earlier time – have been fully performed by the Company and its subsidiary Vivo, and all economic and financial indexes contractually provided have been achieved.

The 1st and 4th issuance of debentures of Vivo Part., taken by the Company on August 19 and September 28, 2011, respectively, have economic and financial indexes that must be determined quarterly, as well as covenants in connection with judicial and out-of-court applications for company economic recovery, liquidation, dissolution, insolvency, voluntary bankruptcy application or adjudication of bankruptcy, payment failure and failure to comply with non-fiduciary obligations. At said date, all financial and economic indices were attained and all these covenants were met including the approval of the transfer by the majority of the debentures holders.

c) Liquidity risk

Liquidity risk derives from the possibility that the Company and its subsidiary do not have sufficient resources to meet their commitments according to the different currencies and terms of execution/settlement of their rights and obligations.

The Company and its subsidiary structure the maturity dates of the non-derivative financial agreements, as shown in note 18, and their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect its liquidity.

 The control of the Company’s and its subsidiary’s liquidity and cash flow is monitored daily by Management, in such way as to ensure that the operating cash generation and the available lines of credit, as necessary, are sufficient to meet its schedule of commitments, not generating liquidity risks.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais)

d)Credit risk

This risk arises from the possibility that the Company and its subsidiaries may incur losses due to the difficulty in receiving amounts billed to its customers and sales of handsets and pre-activated pre-paid cards to the distributor’s network.

The credit risk on accounts receivable is dispersed and minimized by a strict control of the customer base. The Company and its subsidiaries constantly monitor the level of accounts receivable of post-paid plans and limit the risk of past-due accounts, interrupting access to telephone lines for past due bills. In the mobile services the customer base is predominantly, a prepaid system, which requires the prior charging and consequently entails no credit risk. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

As of December 31, 2011, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company and its subsidiaries are also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain operations and receivables from swap transactions. The Company controls the credit limit granted to all counterparties and diversifies such exposure among top-rated financial institutions, according to credit policy of financial counter-parties in force.

Derivatives and Risk Management Policy

All the Company and its subsidiaries derivative instruments have the objective of providing a hedge against the risk of variation in exchange rates arising from assets and liabilities in foreign currency and against inflation risk from its debenture indexed to IPCA (inflation rate) with shorter term. As such, any changes in risk factors generate an opposite effect on the hedged end. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais)

The Company and its subsidiaries have internal controls over its derivative instruments, which, according to management, are adequate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company and its subsidiaries determine the effectiveness of the derivative instruments entered into to hedge its financial liabilities upon origination and on an ongoing basis (quarterly). As of December 31, 2011, the derivative instruments taken were effective for the debts for which they are intended to provide coverage. Provided these derivatives contracts qualify as hedge accounting, the debt hedge may also be adjusted at fair value as per the rules applicable to fair value hedge. According to cash flow hedge accounting, the effective portion of fair value variations of derivatives designated for these hedges is recognized directly in equity. At December 31, 2011, subsidiary Vivo S.A. had an foreign exchange swap of US$102,573 designated as cash flow hedge, whose fair value accumulated variation, recognized in equity, was R$3,022.

The Company and its subsidiaries entered into swap contracts in foreign currency at different exchange rates hedging their assets and liabilities in foreign currency.

At October 15, 2009, a swap was contracted by Vivo Part., which was indexed to the IPCA  (as for assets), and to the CDI (as for liabilities), in order to cover the exposure of the cash flows of the 3rd serie of 4th issuance of debentures  to the variation of the IPCA rate. Upon being contracted, this swap was recognized as a fair value hedge.

At December 31, 2011, the Company and its subsidiaries had not had any embedded derivatives agreements.

Fair value of derivative financial instruments

The discounted cash flow method was used to determine the fair value of finance liabilities (when applicable) and derivative instruments considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&F Bovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&F Bovespa.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais)

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed to CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps and do not require margin deposits.

		Consolidated
		Notional Value		Fair value		Accumulated effect in 2011
Descrição	Index	2011	2010	2011	2010	Amount receivable	Amount payable
Swap Contracts
Assets
Foreign currency (a)		1,106,438	19,608	1,248,514	17,306	212,262	-
BES	USD	-	3,155	-	2,654	-	-
Citibank	USD	187,845	-	199,872	-	32,219	-
Votorantim	USD	13,434	16,453	14,028	14,652		-
Banco do Brasil	USD	258,900	-	282,205	-	19,629	-
Bradesco	USD	196,728	-	231,391	-	43,137	-
Itaú	USD	6,324	-	6,371	-	57	-
JP Morgan	USD	443,207	-	514,647	-	117,220	-
Foreign currency (b)		44,098	-	43,059	-	-	-
Bradesco	EUR	13,828	-	13,773	-	-	-
Itaú	EUR	30,270	-	29,286	-	-	-
Inflation rates		72,000	-	87,390	-	15,513	-
Bradesco	IPCA	72,000	-	87,390	-	15,513	-
Variable rate (a)		4,644	86,954	4,638	86,537	-	-
Bradesco	CDI	896	-	899	-	-	-
Banco do Brasil	CDI	-	51,025	-	50,647	-	-
Citibank	CDI	-	22,047	-	22,048	-	-
Citibank	CDI	-	10,012	-	9,980	-	-
HSBC	CDI		3,870	-	3,862	-	-
Itaú	CDI	3,748	-	3,739	-	-	-

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais)

		Consolidated
		Notional Value		Fair value		Accumulated effect in 2010
Description	Index	2011	2010	2011	2010	Amount receivable	Amount payable
Liabilities
Variable rate (a)		(1,150,536)	(19,608)	(1.204.745)	(44,654)	-	(125,435)
BES	CDI	-	(3,155)	-	(7,185)	-	-
Citibank	CDI	(187,845)	-	(186,324)	-	-	(18,672)
Votorantim	CDI	(13,434)	(16,453)	(34,139)	(37,469)	-	(20,111)
Banco do Brasil	CDI	(258,900)	-	(262,576)	-	-	-
Bradesco	CDI	(210,556)	-	(230,901)	-	-	(28,874)
Itaú	CDI	(36,594)	-	(36,753)	-	-	(1,153)
JP Morgan	CDI	(443,207)	-	(454,052)	-	-	(56,625)
Variable rate (b)		(72,000)	-	(75,926)	-	-	(4,049)
Bradesco	IPCA	(72,000)	-	(75,926)	-	-	(4,049)

Foreign currency (c)		(4,644)	(3,870)	(4,685)	(3,876)	-	(47)
HSBC	USD	-	(3,870)	-	(3,876)	-	-
Bradesco	USD	(896)	-	(937)	-	-	(38)
Itau	USD	(3,748)	-	(3,748)	-	-	(9)
		-

Foreign currency (d)		-	(83,084)	-	(83,192)	-	-
Bradesco	EUR	-	(51,025)	-	(51,125)	-	-
Citibank	EUR	-	(22,047)	-	(22,253)	-	-
Citibank	EUR	-	(10,012)	-	(9,814)	-	-
Total recognized						227,775	(129,531)
Amounts receivable						98,244

a)  Swaps of foreign currency (USD) x CDI (R$1,217,652) – swap operations in American dollars and basket of currencies used by BNDES (with several maturities until 2019, with the objective of hedging foreign exchange variation for loans and UMBNDES (debt fair value of R$1,198,483).

b)  Swap of foreign currency (Euro and Dollar) and (CDI x EUR) (R$69,237 - swap contracts entered into with maturities until February 28, 2012 with the objective of hedging foreign exchange variation for amounts payable in Euro and Dollar (book value of R$26,106 in dollars and R$43,246 in Euro).

c)  Swap IPCA x CDI percentage (R$87,390) – swap transactions contracted with maturities dates until 2014 with the purpose of protecting the cash flow identical to the debentures (4th issuance – 3rd serie) indexed to the IPCA (market value R$87,390).

The expected maturities of swap contracts as December 31, 2011 are as follows:

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais)

Swap contracts	Maturity
	2012	2013	2014	2015 thereafter	Amount payable/ receivable at 12/31/2011
Foreign Currency x CDI	(47,139)	(22,330)	2,259	154,037	86,827
VOTORANTIM	(8,642)	(7,876)	(3,593)	-	(20,111)
BRADESCO	(8,101)	(8,663)	(5,790)	36,817	14,263
JP MORGAN	(21,499)	(17,849)	(17,277)	117,220	60,595
BANCO DO BRASIL	-	19,629	-	-	19,629
CITIBANK	(7,801)	(7,571)	28,919	-	13,547
ITAÚ	(1,096)	-	-	-	(1,096)
CDI X Foreign Currency	(47)	-	-	-	(47)
BRADESCO	(38)	-	-	-	(38)
ITAÚ	(9)	-	-	-	(9)
IPCA x CDI	(2,136)	(1,913)	15,513	-	11,464
ITAÚ	(2,136)	(1,913)	15,513	-	11,464

For the purpose of preparing the financial statements, the Company and its subsidiaries adopted hedge accounting for its foreign currency X CDI, CDI x foreign currency, and IPCA x CDI swap operations providing financial debt hedge. Under this methodology, both the derivative and the risk covered are stated at fair value.

For the fiscal year ended December 31, 2011, derivative operations generated a net consolidated loss of R$111,033 (loss of R$2,179 as of December 31, 2010), according to note 29.

At December 31, 2011, the Company and its subsidiaries registered R$227,775 as assets and R$129,531 as liabilities in order to recognize the derivatives position in that date.

Sensitivity analysis of the Company’s risk variables

CVM Deliberation 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais)

The assumption taken into consideration under the probable scenario was to keep, the maturity date of each transaction, what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates). Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM instruction.

Considering that the Company has derivative instruments only to cover its assets and liabilities in foreign currency, the changes in scenarios are offset by changes in the related hedged items, thus indicating that the effects are practically null. For these operations, the Company reported the value of the hedged item and of the derivative financial instrument on separate rows in the sensitivity analysis table in order to provide information on the Company’s net exposure for each of the three mentioned scenarios, as shown below:

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais)

Sensitivity analysis – Net exposure

Company

Operation	Risk	Probable	25% Decrease	50% Decrease
Hedge (Assets)	Derivatives (risk of USD decrease)	296,233	373,512	20,962
USD-denominated debt	Debts (risk of USD increase)	(296,232)	(373,511)	(20,961)
	Net Exposure	1	1	1
Hedge (Liabilities)	Derivatives (Risk of EUR increase)	13,974	17,487	21,007
Accounts Receivable (Risk of EUR decrease)	Assets (Risk of EUR decrease)	(13,753)	(17,192)	(20,630)
	Net Exposure	221	295	377
Hedge (Assets)	Derivatives (Risk of USD decrease)	24,492	24,782	29,767
Accounts payable in USD	Accounts payable (Risk of USD increase)	(24,375)	(24,613)	(29,536)
	Net Exposure	117	169	231
Hedge (Assets)	Derivatives (Riskf of IPCA decrease)	87,390	90,181	94,951
IPCA- denominated debts	Debts (Risk of IPCA increase)	(87,390)	(90,181)	(94,951)
	Net Exposure	-	-	-
Hedge (Assets - CDI)	Derivatives (Risk of CDI increase)	(405,930)	(424,321)	(443,011)
	Net exposure	(405,930)	(424,321)	(443,011)

Total net exposure in each scenario		(405,591)	(423,856)	(442,402)

Effect on changes in fair value, net		-	(18,265)	(36,811)

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais)

Consolidated

Operation	Risk	Probable	25% Decrease	50% Decrease
Hedge (Assets)	Derivatives (Risk of USD decrease)	1,004,209	1,280,687	1,568,402
USD-denominated debt	Debts (Risk of USD increase)	(1,004,428)	(1,280,962)	(1,568,732)
	Net Exposure	(219)	(275)	(330)
Hedge (Liabilities)	Derivatives (Risk of EUR decrease)	43,059	53,870	64,676
Accounts payable in EUR	Asset (Risk of EUR increase)	(42,841)	(53,551)	(64,261)
	Net Exposure	218	319	415
Hedge (assets)	Derivatives (Risk of USD decrease)	30,863	32,745	39,326
Accounts payable in USD	Asset (Risk of USD increase)	(30,790)	(32,631)	(39,157)
	Net Exposure	73	114	169
Hedge (Assets)	Derivatives (Risk of USD decrease)	213,443	278,135	348,222
UMBNDES-denominated debt	Debts (Risck of UMBNDES increase)	(213,769)	(278,066)	(348,194)
	Net Exposure	(326)	69	28
Hedge (Assets)	Derivatives (Risk of IPCA decrease)	87,390	90,181	94,951
IPCA-denominated debt	Debts (Risk of IPCA increase)	(87,390)	(90,181)	(94,951)
	Net Exposure	-	-	-
	Net Exposure	(1,289,269)	(1,388,752)	(1,467,465)

Total net exposure in each scenario		(1,289,523)	(1,388,525)	(1,467,183)

Effect on changes in fair value, net		-	(99,002)	(177,660)

Assumptions for analysis of sensitivity

Risk variable	Probable	25% Decrease	50% Decrease
USD	1.8758	2.3180	2.7816
EUR	2.4271	3.1300	3.7560
UMBNDES	0.0369	0.0462	0.0554
CDI	10.87%	13.59%	16.31%

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only (hedged elements) classified under the accounting method were also considered at fair value.

The fair values shown in the table above are based on the status of the portfolio as of December 31, 2011, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp)

Notes to the financial statements (Continued) December 31, 2011 and 2010 (In thousands of reais)

37. Subsequent events

Ratification of new rates – fixed-mobile calls (VC1)

ANATEL, pursuant to Resolution nº 576/2011, approved the Act published in the Official Gazette on January 25, 2012, resulting in a net decrease of 10.78%, as from February 24, 2012, in fixed-mobile call rates (VC) applied to SMP (personal mobile service) and SME (specialized mobile service).

SMP exploitation authorization

On January 16, 2012, through Act No. 284, ANATEL approved the unification of the authorizations granted to Vivo S.A. for the operation of the SMP in the areas of provision corresponding to Region I of the General Plan Authorization of Personal Mobile Service (PGA/SMP).

TELEFÔNICA BRASIL S.A.

MANAGEMENT REPORT

Dear Shareholders,

Following legal and statutory provisions, management of Telefônica Brasil S.A. (Telefônica Brazil) submits hereby to you the Management Report and the individual and consolidated Financial Statements of the Company with the Independent Auditor’s Report and the Supervisory Board Report, for the year ended December 31, 2011.

1.             Management’s Message

There are several manners of assessing our Company's performance in 2011. One of them is by considering the business results, the financial indicators and other figures, which readers will find in more details hereinafter in this report, which are all positive. However, the most relevant thing that we did over the year lies perhaps beyond what may be expressed by numbers, even though some of them serve to confirm that our movements are right. The actions that we would like to highlight relate to true leadership, i.e. that which is not related with size but with the quality of practices and attitudes that make the difference. Recent events in the global corporate world show that giants may collapse without the foundation provided by true leadership. To be a true leader is to be a reference, a trendsetter, have practices that become a benchmark in the market, introducing new value adding standards. It is, in summary, to sow the daily seeds of  trustful relationships with all publics; namely, customers, employees, shareholders, investors, government and the society.

Integration, a governance model

This is the type of leadership that we endeavor to exercise, and there are plenty of examples of how we do it. In 2011, we conducted extremely important stages of the process of integration between Telefônica and Vivo in a smooth, ethical, swift and successful manner. Integrating two companies of such size, generating the biggest company of the sector in Brazil in terms of market value represents a big deed. But it is the manner in which we did it, the governance model adopted, which shows how a leader acts.

We followed all the recommendations of CVM Guiding Statement No. 35, with independent committees for valuation of the companies, as well as fair and transparent parameters, which allowed conducting a complex corporate restructuring process, with the exchange of shares, in a context of agreement, without contestation by any of the parties or agencies involved, fully respecting non-controlling shareholders. The market recognized this and other forces of our organization unequivocally: in a year in which Ibovespa fell 18%, our shares appreciated approximately 20%.

Integration processes like the one we conducted also use to generate turbulence within the company, blowing winds that disturb the organizational environment. Our process was not less complex than other similar ones, on the contrary, we should say that it was even more challenging for involving the union of two teams of professionals whose high performance is acknowledged and valued by the market. Nevertheless, what resulted from our union were quite favorable winds, which led to the increase in the level of satisfaction and commitment of employees to levels that not even we expected in our most ambitious targets. In a 0 to 100 scale, the Climate Survey indicated an employee satisfaction level of 85.7 – an excellence level confirmed by other conquests, such as one of the best companies to work in the study carried out by the Great Place to Work Institute and the best company to start a career in the ranking prepared by Você S.A/Exame.

Above everything, these indicators and acknowledgements unveil that which is perhaps our main strength: a team of committed professionals, who believe in the Company, its purposes and who establish its strategies and organization targets. However, again, this does not happen by chance. On the contrary, it must be cultivated with the care of those who take care of people as human beings and not only professionals; sow the seeds of trust and intensively invest in communication, betting on transparent information and interaction among people in order to convert challenges into achievements.

Investments: present and future

To be a leader is also to dare to be different, avoid formulas bringing short-term results for the business, but which are not long-lasting, nor bring energy for healthy growth, i.e. that which occurs on a sustainable basis, promoting changes that benefit customers and the Company.

An example is the new datacenter, which we will inaugurate in the first half of 2012. It is one of the largest in Latin America and one of the most advanced in the world. It was designed considering growth of our services within the next 10 years and already provides for further expansion after this period. With this we ensure processing capacity to provide quality services to an increasing customer base, extension of use of current services and the demand that will arise from products and services that will still be developed.

These are not the only differences. The new datacenter was awarded the Uptime Tier III certification, which attests to its high level of availability and reliability. It is the 7th datacenter of the Latin American continent to be awarded the Tier III Design certification and the only one in the region with Tier III Construction certification.  Another aspect to be highlighted is the environment. It is the first datacenter in Brazil and one of the few in the world with Leed (Leadership in Energy and Environmental Design) certification, awarded to the so-called “green buildings”, which meet strict sustainability standards.

Wire-line and mobile telephony multiplying connections

Another example of how leading organizations get ready and define their future is our investment in the FTTH (Fiber To The Home) network. We already have 50 thousand customers connected to ultra broadband through optical fiber and more than 1 million households empowered to use this service (home passed) in the capital city and other 15 cities of the São Paulo state. Once again we are among the pioneers: to date, this advanced technology was implemented by very few leading-edge operators in the world. As it may be seen, it is one more investment focused on the present but also the long-term future.

Such initiatives evidence our focus on business and our awareness of the importance of our services to promote Brazilian progress and leverage social, economic and cultural development. Connectivity provides people with access to a window of possibilities for their development and thus for them to live better, in a more human, intelligent, safe and entertaining way. This is also the purpose of our investments in 3G network. We are present in more than 2.5 thousand municipalities – a coverage that surpasses that of all the other mobile operators together. Out of this total, 30% are cities with up to 10 thousand inhabitants. If we consider municipalities with up to 50 thousand inhabitants, the percentage reaches 78%. What does this mean? It means that we are connecting people, companies and public and private organizations of these localities to new progress and development horizons. And when they progress, we also benefit since, in the end, we are sowing the seeds of citizens with higher purchasing power, i.e. customers who will demand and consume more of our products and services.

To provide better services to more consumers is also our objective with the initiatives that are starting to take wire-line services to other states, supported by the solid experience of a company that renders services to the demanding market of the São Paulo state. In this respect, we launched Vivo Fixo (wire-line services based on mobile network infrastructure) and Vivo Box (with wire-line telephone, Internet and Wi-Fi in a sole handset). Available in the metropolitan regions of Porto Alegre, Rio de Janeiro, Belo Horizonte and Vitória, these solutions will be taken to other localities in 2012. It should be further highlighted that such initiatives, as well as mobile broadband offer with discount to Speedy customers, evidence our steps towards attainment of synergies and the development of solutions based on an integrated wire-line-mobile approach.

Quality and Innovation

There are several headway fronts. And we follow them without relinquishing the same essential element: quality in everything that is important to customers. In this respect, there are also several external indicators attesting to excellence of our organization. We are at the top of Anatel’s service quality ranking. In customer services, the Company continues an IDA (Anatel’s Service Performance Index) leader. In relation to Consumer Protection Agency (Procon), we are the company with the fewest complaints. All of this is very important. Besides the differentiation in products, services, plans and intelligence of offers, quality is an ingredient to conquer customer fidelity and strengthen trustful relationships.

Innovation is another element that multiplies connections among people and our connection with customers. To innovate is a verb that we seek to conjugate in multiple dimensions. One of them is by incorporating new products and services in the portfolio, such as Vivo Direto, which allows customers to speak all over Brazil by touching a button; the HSPA+ (or 3GPlus, initially launched in the capital city and metropolitan region of São Paulo state),which allows customers with compatible devices to reach data transmission rates at least three times higher than that of conventional 3G; and also the At Home, a household automation service which, with existence of one year, surpassed expectations: the solution was adopted in nothing less than  20% of high level real estate development launchings in the São Paulo metropolitan region, in addition to debuting in the first real estate development in Rio de Janeiro with this type of solution. Another novelty was introduced with beginning of operation of the 1,800 MHz frequency network, with launching of an extremely democratic chip: the Vivo chip that may be used in any unlocked mobile handset. It is the only one to offer this benefit in Brazil.

However, to innovate is also to fertilize the soil to grow talents and innovation. An example is the Wayra, a global Telefônica project that we brought to Brazil in 2011. It is an initiative with the objective of discovering and supporting talents, with focus on promoting and discovering innovative services. Initially, we selected 10 projects which will receive from US$ 30 to US$ 70 thousand each, including, besides financial resources, infrastructure and mentoring to promote the development of ideas. Wayra was considered by the Massachusetts Institute of Technology (MIT) – USA the biggest international technological entrepreneurism initiative. It is with this spirit that we maintain strong presence and, as the main sponsor of Campus Party Brazil, biggest innovation, creativity, digital entertainment and technology event in the world.

Social and environmental commitment: transforming presence

Initiatives like this also express our commitment to stand by society, uniting strengths to make a better present and define the future that we want. The aforementioned projects are added to several other initiatives with sponsoring and programs that aim at making population access to culture more democratic, promote social inclusion through sports and the social use of information technologies and communication. Our investments in social projects gain a new strength in this era of integration of companies, with the absorption of Instituto Vivo by Fundação Telefônica. Here, as well, we are certain that this union will multiply results.

The range of our initiatives is wide, diversified and frequently pioneer in relation to “social responsibility”. It is in fact a set of quite relevant initiatives and investments. We believe that we may and should contribute. But our biggest contribution to society and Brazil is the proper rendering of our services, taking them to increasing percentages of the population. Nowadays, the best fuels to expedite development are communication and connectivity. The more available and accessible these services, the more generous the progress that they will generate for individuals, companies, governments and the overall society.

Our services also help surmounting environmental challenges. On one hand, connectivity allows building people networks that exchange ideas, develop preservation and ecological efficiency projects, disseminate solutions to minimize the impacts to environment, stimulate more conscious attitudes and behaviors. On the other hand, voice and data, Internet, electronic message, video and audio conference services, among others, allow people to interact without having to change places, thus avoiding transfers and trips and, consequently, emissions of polluting gases and consumption of related natural resources.

This is the positive facet of our services from an environmental viewpoint. However, as it happens in all types of activities, in any possible sector, we also generate impacts to environment. Nevertheless, we have a solid ongoing determination of minimizing them. We have a specific area dedicated to this: the Climatic Changes Office, global area of Telefônica responsible for ensuring energy consumption reduction and emission of greenhouse gases resulting from company activities all over the world.

Our already mentioned new datacenter, which combines the “green building” requirements with energy consumption standards that surpass international benchmark, is a practical example of how we pursue our environmental–related objectives. Another initiative that is worthy of mention is the Vivo Recicle seu Celular program, to collect used handsets, accessories and batteries. Consumers do their part, throwing them in disposal boxes that we make available in our chain of stores. We do ours, sending them to be recycled, when possible, or adequate final disposal.

Promising future

We ended 2011 with net operating revenue (including consolidation of Vivo S.A. results for April to December) of more than R$ 29 billion. EBITDA was of R$ 10.38 billion, with EBITDA margin of 35.6%. We maintained leadership in the mobile telecommunications market, with market share of 29.5%. In the wire-line telecommunications market, besides holding the highest penetration in our area of operation, the highlight is the increase in representativeness of broadband accesses on lines in service, reaching the expressive level of 33%. In relation to pay TV, with consolidation of TVA base, the number of customers increased 43.7%. Considering the group of our activities, we have 86.9 million customers, which make the Company the biggest telecommunications company in Brazil.

From customers to employees, from shareholders to the different sectors of society, from government to partners and suppliers, we believe that all of our relationship publics are considered by the important initiatives and realizations that we developed in 2011. These are initiatives that strengthen trustful relationships. They make us proud. After all, Telefônica Brazil is nowadays one of the 20 biggest telecommunications companies in the world and, more than this, a leading company in a broader sense, namely in terms of quality, innovation, people management, value generation for shareholder, sustainable practices...

Therefore, with good reasons, we look into the future with optimism. With enthusiasm and disposition to do much more, benefitting from the prevailing context in Brazil, with economic growth, better wealth distribution and the uprise of lower classes, besides an important milestone in our area of operation, which was the opening of the cable TV market.

It is a favorable environment, which brings more consumers to the market and more demand for our services. In people’s hands, they will contribute for them to live better, evolve, progress and desire even more services. This evidences the path that we have to follow: offer each time more services, with the biggest coverage possible, the best quality, with more innovative contents. Thus we feed a spiral that generates more than business growth. It generates value for all.

For all of this, we thank our customers, shareholders, suppliers, financial institutions and other entities, for their collaboration and trust, especially our employees for their dedication and commitment, which allowed attaining the reported results.

2.             Economic and Telecommunications Sector Context

2.1          Economic Context

The global economic activity faced a challenging scenario in 2011. On one hand, emerging countries continued to present economic dynamism, with Gross Domestic Product (GDP) growth rate above 6%, according to the latest data made available by the International Monetary Fund. GDP evolution of developed countries, on average remained below 2%. This lower dynamism was noted both in European economies as well as in the American and Japanese economies.

The slowdown in growth of developed countries was marked by uncertainties about the tax sustainability of certain economies. Questionings about the tax solvency of different European economies increased in the second half of 2011. This made the funding cost of these countries to increase as well as that of several financial institutions. In addition, there was increase in risk aversion, with adverse effects not only on regional growth, but also on other regions of the world, including Latin America.

The external sector of Brazilian economy continued strong despite these adversities in the international context. Brazil surpassed in 2011 the unprecedented export amount of US$ 256 billion, with trade balance of US$ 29.8 billion, the highest amount since 2007. Export sales of commodities contributed to this result, which offset the difficulties in exports of manufactured products. Inflow of direct foreign investments (DFI), in turn, reached a new record of US$66.7 billion. The highlights were the direct investments in the telecommunications sector: US$ 6.7 billion, as compared to US$ 1.3 billion in the prior year. These inflows of foreign direct investments, among other factors, eventually increased Brazilian international reserves to     US$ 352 billion at the end of 2011, higher than the US$ 289 billion at the end of the prior year.

In relation to government policies, the ratio between public sector debt and Gross Domestic Product followed a decrease trend, reaching 36.5% in 2011, from 39.1% in the prior year, the result of a conservative tax policy. The primary surplus target was increased from R$ 117.8 billion to R$ 127.8 billion, or more than 3% of Brazilian gross domestic product, objective that was reached before the end of the year.

In view of Brazilian economy strengths, the trend of domestic currency appreciation continued. Average exchange rate for the year of R$1.67 to US$ 1.00, was lower than that for the prior year of R$1.76 reais to US$1.00. However, in view of the increase in risk aversion due to the foreign crisis, the domestic currency appreciation trend presented an inflexion in the last quarter of the year. With this, foreign exchange rate at 2011 end was R$1.88 reais to US$1.00, up 12.6% as compared to the same prior year month.

If on one hand average exchange rate for 2011 decreased as compared to that of prior year, the opposite occurred with international prices of commodities. The combination of these two elements, among others, resulted in inflationary pressures on the various inflation indices for  2011. The General Price Index (IGP-DI), estimated by FGV, presented 5.0% variation. The Telecommunications Services Index (IST), estimated by Anatel, in turn, changed 4.9%. The Consumer Price Index – Amplified (IPCA), estimated by IBGE, increased 6.5% in the year, reaching the inflation cap target. As a general rule, it may be said that the main pressures on price indices took place in the first half of the year, with a trend of slow down in the second half.

In view of the inflationary pressures in 2011, the Central Bank of Brazil applied macro prudential measures in order to refrain credit expansion. In addition, it increased the Selic rate in the first half of the year. This interest rate increase was reversed after the Monetary Policy Committee (Copom) meeting in August. Even so, the accumulated Selic rate in 2011 was of 11.62%, thus higher than that for 2010 of 9.74%. The same occurred with the actual interest rates for 2011 and 2010, of 4.8% and 3.6%, respectively.

This restrictive monetary policy, together with adverse external scenario, made Brazilian economy to slow down. Brazilian Gross Domestic Product growth was less than 3% in the year, as compared to the 7.5% growth in the prior year. One of the most affected sectors was the industrial one, which after growing 10.5% in 2010, grew only 0.3% in 2011. The services sector, which includes the telecommunications activity, also experienced a decay in its dynamism, with growth rate close to 3% in 2011, less than that for 2010 of 5.5%.

Despite the economic activity slowdown in 2011, the labor market presented significant dynamics. Average unemployment rate of 6% was the lowest according to IBGE history. The increase in employment was marked by growing labor formalization, with hiring of approximately two million workers in the year. In this context, wage costs continued to present positive evolution in the year of 4.8% in relation to 2010.

2.2     Competitive Environment

In 2011, the telecom market in Brazil accelerated the growth pace of wire-line and mobile accesses, resulting from a significant increase in investment levels as compared to 2010 (+30% in the period from January to September, as compared to same prior year period).

At year end, Brazil will probably have more than 242 million mobile accesses (+19.7%), 43 million wire-line telephony accesses (+1.9%), 17 million wire-line broadband accesses (+23.2%) and 13 million of pay TV (+30.7%).

The competitive scenario was marked by continuity in the corporate restructuring processes, with consolidation of merger between Telesp and Vivo, inflow of capital of Portugal Telecom at OI and of this in the acquisition of Vex and the acquisition of AES Atimus by TIM.

In addition, there was increase in competition, since all the main players sought to complete their telecom service portfolio, preparing themselves to operate in an increasingly integrated and convergent market. Examples of these movements are: (i) launching of Vivo Fixo and Vivo Box, outside São Paulo, (ii) partnership of TIM with Sky to offer pay TV and creation of TIM Fiber to offer high speed broadband, (iii) the first steps of Sky with 4G Internet, (iv) GVT getting ready to launch DTH and IPTV, and (v) preparation of Nextel to enter the SMP market using 3G frequencies acquired in 2010. The “packaging” follows a trend in the Brazilian and international markets, but the quadriplay (4P) offers are not yet a reality in the Brazilian market.

Regulations went through changes in 2011, fact which also contributes to intensify the competitive environment: (i) authorization for operation of the first MVNOs, (ii) approval of the new pay TV law (PL116), which paves the way to consolidation among companies and unifies authorizations for rendering services involving different technologies, and (iii) approval of regulations on escalation of wire-line-mobile tariffs (VCs and VUM).

As regards consumption trend, the voice mobile market has been going through an important process of change in offers, with the launching for the post-paid segment of local and national unlimited plans, which speeds up the “death” of long distance market. The decrease in mobile average price per minute (-10%, R$0.19) drove consumption (+4.6%, 114 min) and helped the significant increase in penetration (+18.4 p.p., 120.2%). TIM lead voice customers capture, reassuming the 2nd position in relation to Claro, and remained 3.2 p.p. behind Vivo. Total voice wire-lines of the market increased once again despite the loss of lines by concessionaires           (-6.5% of Oi as compared to -1.9% of Telefônica Brazil in the 3Q11 YoY).

Broadband market significantly progressed, driven by growth in exclusive mobile data terminals  (Boards and M2M, +31%, +1.9 million) and by wire broadband plant gains (+3.2 million), higher than the last three years, supported by the higher investments in network coverage as well as in household connections. There was a real explosion in Internet access through mobile sets, driven by lower prices of a vast range of terminals and the introduction of prepaid data packages.

The pay TV market presented an important increase in penetration (+3.8 p.p., to 19.8%), mainly due to DTH by satellite (+50.4% as compared to 2010 and +9.7% - cable). Despite this significant increase, Brazil is still far from average penetration in Latin America (39.7%, +2.6 p.p.), thus being a market of high potential in the future.

In the corporate segment, competition continues aggressive in the data market, with the increase in offered broadband speed to customers that are Small and Medium Sized Companies (PEMES), at prices every time more competitive.

SMP coverage in GSM, according to Anatel, already reached 99.98% of the municipalities (99.99% of the population). At the end of 2011, Vivo had more than 2,500 municipalities with 3G technology coverage and more than 3,700 municipalities (90.7% of the population) with GSM. With launching of 1,800Mhz, Vivo started to be the operator with the biggest coverage and capacity in Brazil and the only one with SIM Card accepted in handsets operating in any GSM frequency.

2.3       Regulatory Environment

The year of 2011 was marked by heavy regulatory activities, mainly regarding issues about broadband quality, universalization and competition increase. Other highlights in the regulatory environment are the renewal of concession contracts, the General Targets Plan for Universalization of Wire-Line Switched Telephony Service (STFC), the execution of the record of adhesion to the National Broadband Plan (PNBL), the transfer to Vivo S.A. of the STFC authorizations outside the São Paulo state, the publication of the resolution addressing criteria for escalation of STFC call tariff involving accesses to the Personal Mobile Service or the Specialized Mobile Service, the escalation of Wire-line-Wire-line Basic Plan tariffs and the creation of the Conditioned Access Service (SeAC).

Review of Concession Agreements every Five Years

Reviewed Local and National Long Distance Concession agreements were entered into on June 30, with remarks by the Company about the change in the calculation base of the concession burden and the possibility of remote inspection.

The concession agreement brings changes. The main of these are the removal of the impediment to cable TV service, the unification of Telefônica Brazil sectors, the possibility of offsetting costs with the universalization obligations in the calculation of concession burden, the inclusion of Service, Community and Utilities (PUC) revenue and interconnection in the calculation of concession burden, detailing of bill on the Internet, free of charge to customers, inclusion of Special Class Individual Access (AICE) in the formulas for tariff escalation, the possibility of remote inspection, the limitation of the amount of AICE subscription to 60% of the basic subscription, provision of tariff freedom, besides changes related to returnable assets, penalties and intervention conditions.

General Targets Plan for Universalization of Switched Wire-line System (PGMU III)

On June 30, there was publication in the Federal Official Gazette (DOU), of Decree No. 7512 which provides for the General Targets Plan for Universalization of STFC (PGMU III). It defined the new targets for density of Public Use Terminals (TUPs), services to physically challenged people and rural areas, and also established AICE related targets, providing for biddings for  the 450 MHz and 2,500 MHz bands, to serve rural regions and expand the 4G mobile telephony service respectively. Still according to the new PGMU, backhaul used to meet universalization commitments was considered a returnable asset.

National Broadband Plan

Telefônica Brazil and the Ministry of Communications entered, on June 30, into the PNBL agreement, which defines the conditions for broadband offer to the retail and wholesale market, as well as communication conditions, quality and inspection.

Despite PNBL offer is scheduled to be effective 90 days after entering into the agreement, the Company offered early in July mobile broadband in the Brazilian municipalities where there was 3G network of Vivo. On September 28, there was launching of wire broadband offer to customers in the retail and wholesale markets.

Under the agreement, the Telefônica Group commits itself to offer broadband in the retail market or to jointly offer broadband and limited wire-line telephony, also minimum broadband offer speed shall be of 1 Mbps with downloads limit without prejudice to service use. The offer to the wholesale market, in turn, was made available in 350 municipalities and may be taken out by municipal governments and companies registered under the SIMPLES tax regime. It will be traded in multiples of 2 Mbps, with limit of 8 Mbps for municipal government and 20 Mbps for companies.

Tariff Unification and Basic Plan Tariff Escalation

Anatel published on the Official Federal Gazette of September 6, the Statute with the Basic Plan tariffs, which were unified under the Local modality and also under the National Long Distance (LDN) modality. Tariffs were disclosed on Telefônica Brazil site, in newspapers and in stores as determined by Resolution No. 547/2010, serving as a base for the escalation published in December.

On December 22, there was publication of the Anatel’s Steering Board statute with Basic Plan adjusted tariffs, both for the Local and LDN modalities. The adjustment was of 1.955%, considering accumulated IST for the period July 2010 to July 2011 and weighted X Factor for 2010/2011.

Conditioned Access Service  – SeAC

The year end was marked by passing of Law No. 12,485/2011, which provides for conditioned access audio visual communication resulting from Law Bill No. 116 (PL 116). The law opens pay TV market and thus allows telecommunications operators to also offer audio visual content to subscribers through their networks, creating a new service, the Conditioned Access Service - SeAC. Lack of restrictions to foreign capital in SeAC distribution telecommunications companies, together with elimination of the restriction to rendering of this service by STFC concessionaires in their area of concession allow the Company to start rendering pay TV services through physical means. This law amended article 86 of Law No. 9,472 (General Telecommunications Law), thus allowing telecommunications service concessionaires to render all types of telecommunications services and not only that related to the subject matter of concession.

Under Law No. 12,485/2011, SeAC will succeed the current pay TV services and the Agency shall regulate it, within its prerogatives. As a consequence from this law, Anatel published in December the new proposed regulations on pay TV services. Public Consultation No. 65/2011, which contains the proposed regulation for the Conditioned Access Service (SeAC), includes provisions about service concession, installation and licensing of stations and programming channels of mandatory distribution. Under Law No. 12,485/2011, SeAC regulation by Anatel and the provisions under Ancine responsibility shall take place within 180 days from publication of the law, occurred on September 13, 2011, i.e. until March 11, 2012.

Law No. 12,485/2011 introduced the Annual Contribution for the Development of the Cinematographic Industry – Condecine by telecommunications service providers and amended Law No. 5,070/1966, reviewing the amount of the Charge for Inspection of Operation of telecommunications stations from 45% to 33%. Condecine rate is of approximately 12% of the Installation Inspection Charge for telecommunications services.

Radiofrequency spectrum

Among other Anatel initiatives in 2011, on December 1 there was a frequency block bidding (Bidding Notice No. 001/2011/PVCP/SPV-Anatel), divided into 54 lots, in the bands of 800 MHz (Band A – North), 1,800 MHz (Sub-bands in Region II, in the interior of São Paulo and in the states of Espírito Santo, Ceará and Pernambuco) and TDD (national reach), totaling, considering minimum prices, approximately R$ 592 million. This bidding offered desert lots of Bidding Notice No. 002/2010/SPV-Anatel, carried out in December 2010, of which Vivo was one of the main out bidders, acquiring radiofrequency bands of 900 MHz and 1,800MHz.

The Company acquired at the bidding 15 lots out of the 54 offered ones, for the total amount of R$ 237 million, resulting in goodwill of only 0.69%. It should be highlighted that Vivo could not participate in this auction. The Company has spectral capacity in most of the areas of such services, as such, acquisition of any lot in these areas would make the spectrum cap established in applicable regulations to be exceeded.

In relation to radiofrequency acquisition for rendering SMP service, Vivo entered into the Records of Authorization for the bands of 900 MHz and 1,800MHz, which were published on June 1, 2011. The amounts for acquisition of these bands were also fully settled on December 8, 2011, with payment of R$ 811,754,005.99.

Cost Modeling

Another highlight for the year was the launching of the cost modeling project, started on August 25. The main pricing based on cost objective is related, among other aspects, to establishment of wire-line telephony network use tariffs and determination of reference values of VU-M (Remuneration for Use of Personal Mobile Service Network - SMP) and EILD (Industrial Exploration of Dedicated Lines) of telecommunications service providers. The selling consortium comprising Advisia, Analysis Mason and Grant Thornton will have two years to carry out the support work to Anatel. STFC concessionaires since 2006, in relation to 2005, and SMP service providers since 2008, in relation to 2007, already present periodically the documents established by regulations on cost model.

Resolutions and prior authorizations approved by the regulatory agency in 2011

Among the resolutions and prior authorizations approved by the regulatory agency in 2011 we highlight:

a) SMP and SCM Quality Management Regulations

In order to restructure the process of evaluation of mobile service quality, with inclusion of new measurement processes and indicators to determine quality of mobile broadband and quality perceived by users, besides the modernization of indicators in force, Anatel published Resolution No. 575/2011, which approves the Personal Mobile Service Quality Management Regulations (RGQ-SMP). Also, through Resolution No. 553/2011, referring to RGQ of SCM (Multimedia Communication Service), approved on October 28, there was definition of the quality targets for the service and updating of the definitions for indicators and the related calculation methodologies.

b) Regulations on criteria for adjustment of tariffs of STFC calls involving SMP or SME accesses

The regulations on criteria for adjustment of tariffs of Switched Wire-line Telephony Service (STFC) calls involving Personal Mobile Service or Specialized Mobile Service accesses, approved by Resolution No. 576/2011 of October 28, establish criteria for adjustment of call values (VCs) on a gradual basis until 2014. In relation to VU-M, for the period anteceding effect of the cost model, there was definition of transition rules, if VU-M is not agreed. This regulation provides for a Reduction Factor to be applied in the tariff adjustment formula in STFC calls involving SMP accesses.

The Reduction Factor to be applied in the next VC adjustments – tariff for wire-line-mobile calls shall be as follows:

•         in the first adjustment, Anatel will apply a reduction factor of 18%;

•         in the following adjustment, there shall be application of reduction factor of 12%; and

•         if the Cost Model has not yet generated results, there shall be application of reduction factor of 10% in the third adjustment.

For VU-M, the rule of free negotiation continues in force. In the cases in which there is no VU-M agreement based on the new established VC amounts, the whole reduction of such tariffs shall be applied to VU-M until the ratio VU-M / VC-1 reaches the ratio 30/70. As from this level, the reduction shall also be applied to other VC components, maintaining this proportion. Under Anatel regulations, the new VC and VU-M amounts will be effective until February 22, 2012.

c) Local STFC Regulations

Resolution No. 560/2011, published on February 9, approved Local STFC Regulations. These regulations aim at establishing the directives and criteria applicable to configuration of local areas for Switched Wire-line Telephone Service for public use in general  - STFC.

d) Tariff freedom for International Long Distance (LDI) modality

Resolution No. 573/2011, published on October 10, approved the regulations that provide for tariff freedom for International Long Distance (LDI) modality. The regulations established implementation of the new regime as from January 1, 2016 and, before this, the concessionaires must prove conformity with the conditions in the regulations.

e) Prior authorization for Vivo’s corporate reorganization

Anatel approved on March 24 the corporate reorganization of Vivo Participações and Vivo S.A., which started to be directly controlled by Telesp (current Telefônica Brazil) and no longer by holding Brasilcel. The operation involves incorporation of shares of Vivo Participações (controlling company of Vivo S.A.) by Telesp, under the conditions provided for in Anatel Statute 1970. On August 16, there was also authorization for the merger of Vivo Participações into  Telesp, with transfer of the SMP Authorization held by  Vivo Participações S.A. to Vivo S.A., as well as waiver of the authorization SCM by Vivo Participações.

f) Prior authorization for transfer of STFC licenses outside the São Paulo state to Vivo

On August 18, Anatel granted prior authorization for Telesp to transfer to Vivo its authorizations for the STFC service in the local, national long distance and international long distance modalities in the Regions I and II of PGO (outside São Paulo). On September 8, there was publication in the Federal Official Gazette of the authorization record, transferring STFC licenses for Regions  I and II to Vivo. With this, Vivo started to offer STFC through GSM technology in all the area of its operation, excepting the São Paulo state.

Main public consultations made by Anatel in 2011 which still did not have a related resolution approved by Anatel

a) Proposed Special Class Individual Access (AICE) Regulations

Public Consultation No. 11/2011 addressed the proposed regulations on Special Class Individual Access (AICE) regulations, disciplining mandatory offer of the service plan to low income households. The text aims at amending Resolution No. 427 of 2005, proposing the offer of telephones with monthly subscription charge of approximately R$ 9.50 (net of taxes) for low income population, benefitting from the “Bolsa Família” social program. The main purpose of this offer is the progressive universalization of individual access to STFC through specific conditions for taking it out, including the manner of use, tariff application and payment form.

b) Rule for calculation of Transfer Factor X

The Agency, as provided for by LGT and specific legislation, proposed through Public Consultation No. 39 the review of STFC productivity factor, known as Factor X, which is an incentive mechanism to increase production efficiency, in establishing targets for transferring to users part of the economic gains resulting from modernization, expansion or rationalization of services, as well as from new alternative revenues of STFC concessionaires, on the terms of Anatel regulations.

The main novelties of the new proposal are: calculation by service modality and by company; Factor for Recomposition of the margin applied to local modality that considers the net additions of AICE and other plans linked to regulatory obligations; and Economic Value Added (EVA) concept that considers Capital Cost of the company in calculating Factor X, being a model based on future projections (forward looking).

c) General Competition Targets Plan (PGMC)

Another relevant initiative of the Agency to keep competition in the telecommunications sector, and in line with the regulations of the "General Plan for Updating Telecommunications Regulations in Brazil (PGR), was the publication of a public consultation in order to establish a General Competition Targets Plan (PGMC). This consultation initially accepted contributions until October 8, term that was extended to October 23. PGMC was created by Anatel in order to organize a regime to control operation of economic agents in the telecommunications sector, imposing, suppressing or changing obligations of service providers, based on their market power, in order to increase competition. A highlight is the network capacity reserve for sharing and for the fact that integration between fixed and mobile services under the same Economic Group has been the preponderant factor to determine which of them would have Significant Market Power (PMS) in the offer of interconnection in mobile networks. The proposal provides for classification of regulatory measures applied to PMS holding groups under two categories: structural measures, general for all markets, and punctual measures in specific markets. There is also forecast creation of three entities: Representative (in charge of congregating groups without PMS and representing them in case of conflict), Supervisor (in charge of resolving disputes between groups with PMS and those without PMS and evaluating/ certifying wholesale offers) and Comparer (in charge of receiving and comparing retail offers).

d) Review of Multimedia Communication Service (SCM) regulations

Review of the Multimedia Communication Service (SCM) regulations was discussed in Public Consultation No. 45/2011. The proposal addresses SCM offer, issues related to network neutrality, subscriber data storage and other obligations related to service rendering.

Summary of the main public consultations made in 2011

The list below summarizes the main public consultations made in 2011 for which there is not yet a related resolution approved by Anatel

•         CP11, term 04/30/2011: Proposal of regulations on Special Class Individual Access (AICE), which discipline mandatory offer of the service plan to lower income households.

•         CP16, term 05/06/2011: Proposal of regulations on wire line quality management, RGQ of STFC.

•         CP23, term 07/25/2011: Proposal of Bidding Notice for Issue of Authorization for Use of Radiofrequencies within the sub-bands of 3,400 MHz to 3,600 MHz for rendering Multimedia Communication Service (SCM), of the Switched Wire-line Telephone Services for Public Use in General (STFC) and Personal Mobile Service  (SMP). This public consultation was extended until 07/25/2011.

•         CP26, term 07/07/2011: Proposal of the new General Targets Plan for Pay TV Service Quality, to be called Pay TV Service Providers Quality Management Regulation.

•         CP31, term 07/26/2011: Proposal of Cable TV Service Regulation.

•         CP32, term 07/26/2011: Proposal of authorization record to render cable TV service  – current concessions.

•         CP33, term 07/26/2011: Proposal of authorization record for rendering cable TV service   – new concessions.

•         CP39, term 09/02/2011: Regulation of the methodology for calculating the transfer factor “X”, applied to adjustment of switched wire-line telephone service tariffs, for public use in general (STFC)

•         CP41, term 10/23/2011: Proposal of General Competition Targets Plan (PGMC)

•         CP45, term 09/16/2011: Proposal of Amendment to the Regulation on Multimedia Communication Service and annexes I and III of the Regulation on Collection of Public Price for the Right to Render Telecommunications Services and Satellite Use Rights.

2.4    Commercial Strategy

The mobile telephony market presented a significant growth in 201, marked by consolidation of integration of wire-line-mobile operations of operators and, consequently, by launching of convergent offers. The competition for customers increased with mobile penetration above 120%.

The Company maintained its strategy focused on high value, through fidelization and profitability from post-paid customers and focus on data. For this, it gave continuity to expansion of its  3G coverage (which reached 2.5 thousand municipalities), which allowed a significant increase in its customer base with Internet access (through 3G modem and smartphones) and earn revenue from data services not yet rendered in the market. Seeking to attain higher profitability and value, it focused on the strategy of migrating customers from pre-paid to post-paid plans, having converted more than 3 million customers to the high value segment.

In the capture of post-paid customers, it reviewed its plans and offers in all the segments, in order to expand even more its commercial attractiveness:

•           Complete review of the post-paid portfolio with launching of Vivo Ilimitado;

•           New Vivo Sempre Controle plan and launching of new high value plans in the Controle  segment;

•           Review of Internet plans with reduction of prices and increase in the subscriptions;

•           Pioneer launching of HSPA+ in SP;

•           Launching of Vivo Fixo and other synergy offers with discount for 3G mobile to Speedy customers.

In relation to prepaid plan, 2011 was marked by acceleration in “chipping” (separate sale of Chip, SIM Cards to customers), with the support of the Vivo Sempre offer (R$0.05 per minute from Vivo to Vivo calls, including DDD) in substitution for the Recarregue & Ganhe offer and with launching of the frequency of 1,800 MHz (which made of Vivo chip the only to work in any unlocked GSM set available in the Brazilian market).

In addition, the Company identified the opportunity of increasing penetration of wire-line telephony services outside São Paulo and serves even better these customers. In order to exploit this market, in October 2011, it launched Vivo Fixo and Vivo Box, available in the metropolitan region of Porto Alegre, Rio de Janeiro, Belo Horizonte and Vitória. Vivo Fixo with intelligent mobile services and modern handsets and Vivo Box with wire-line telephone, Internet and Wi-Fi in the same set.

In relation to wire-line telephony, the strategy of supporting voice traffic value was successful with continuity of mass selling of packages per minutes, mainly the offer of the plain voice tariff  Fale e Navegue a Vontade, which  allows unlimited use of local on-net calls and dial-up Internet connection.

In addition, supplementing these initiatives, customized offers were made to different customer segments. A highlight is the offer of low cost lines (Linhas da Economia and Linhas Controle) with promotions of additional free minutes reinforcing the attributes of quality, security and economy, which avoided the migration of part of customers to wire-line telephone competitors and an increase in the use of in-person channels, promoting a closer Company relationship with its customers.

In order to mitigate the pressure on traditional telephony, the Company continues focusing on growth of businesses with high market potential, as the case of broadband, corporate data products, pay TV, information technology, as well as the development of new products.

The number of broadband customers was in excess of 3.6 million in 2011. This occurred due to continuity of improvement of processes, products and ongoing commitment to quality and satisfaction of our customers. The Company continued promoting the Popular Broadband Program and adhered to the federal PNBL (National Broadband Plan) program, thus allowing toexpedite access of lower income population to this technology.

The increased efforts to expedite growth of ultra broadband offer through optical fiber should be highlighted. The Company managed to reach the unprecedented number of 50 thousand optical fiber connected customers in December 2011. This result is 4.5 times that at the end of 2010, when we had 11,500 connected customers. Also as part of its investments, it continued expanding the network to other cities and regions, now having more than 1 million households able to buy its optical fiber offer in 15 cities of the São Paulo state (including greater São Paulo, seaside and interior areas). Optical fiber connected customers have average contractual speed of more than 20MB with low disconnection rate.

As regards pay TV, the focus was on the supplementation of wire-line and broadband offers directed to the customers base always aiming at their fidelization and increasing average revenue per customer.

In relation to new products and services, the highlight is performance of the “At Home” residential automation service, which completed its first year surpassing sales expectations: 20% of high level real estate development launchings in the metropolitan region of São Paulo contained this solution. It was also in the first real estate development in Rio de Janeiro with this resource, with 100% of the apartments automated by the “At Home”.

Our Brands

The year of 2011 was marked by the process of integration of operations of Telefônica in Brazil and those of recently acquired Vivo, in order to consolidate in Brazil the brand architecture adopted worldwide.

The Telefônica brand, present in 25 countries, is an institutional brand, offering products and services through its commercial brands: Movistar, O2 and Vivo. It is the 3rd biggest telecommunications company in the world and the biggest in Brazil, where it is considered the 28th most valuable brand in the country, according to a study of the English consulting company Brand Finance, in excess of R$3.3 billion.

Vivo brand was selected for purposes of relationship with customers in Brazil through the offer of convergent products and services (wire-line and mobile) which will materialize in 2012. This definition shows recognition of the brand value, attained over the eight years of its history. In 2011, Vivo was considered, for the seventh time in a  row, the most valuable brand in Brazil in terms of mobile telephony, according to Brand Finance, aggregating R$ 8.6 billion, thus coming 5th in the overall ranking.

Vivo brand value is confirmed by other awards and prizes received in 2011. Vivo was once again considered the most reliable mobile telephony operator in Brazil (Most reliable brands in Brazil 2011 award – Ibope), totaling eight consecutive awards. In addition, it was considered for the fifth year the most remembered brand among mobile operators (Folha Top of Mind - Datafolha).

This year, the two brands were also present in the ranking of the best IT and telecom companies to work, according to the Great Place to Work Institute. In 2011, Vivo was also considered the best company where to start a career, according to Você S/A.

All of these results evidence acknowledgement of the commitment of the two brands always seeking quality in everything they do, promoting the creation of trustful relationships with their publics. Together, they unite forces to build a company with even more possibilities and an amplified commercial brand, with a most complete range of connection solutions to make life of their customers more human, safe, intelligent and entertaining.

Communication Plans and Campaigns

Mobile Communication

In 2011, the Company invested more in technology and innovation, offering solutions for people to get connected more easily, as well as more accessible plans and new communication solutions. For instance, it launched the Vivo Sempre offer, with reduced cost of prepaid Internet as well as local and DDD calls all over Brazil, in addition to the post-paid plan for mobile access to Internet for the lowest price in the market.

The Company started the year with a campaign promoting the post-paid Vivo Você plans, communicating the differentiation of increase in the number of minutes for DDD calls, highlighting the relevance of the proposal. It also offered a more convenient and free of charge service for the acquisition of credits through mobile sets under the prepaid and controle  plans.

Another example was the launching of Vivo Direto, which introduced the Push To Talk (PTT) system with bigger and better coverage in Brazil, in order to offer higher quality levels and thus ensure customer satisfaction. In the post-paid segment there was also an important launching, the Vivo Smartphone and Vivo Você Ilimitado plans. With the new plans, customers may select those services that are mainly used by them on an unlimited basis, as well have the biggest coverage and quality of Vivo. Outside the São Paulo state, the Company carried out campaigns to launch Vivo Fixo and Vivo Box, offering convenience and economy also to households. Several regional campaigns were carried out, such as Vivo Sempre, with different offers to meet the needs of several regions in Brazil. There was also a big campaign related to Internet plans, making Vivo Internet the best alternative for connection with mobility and quality.

In addition, to invite people to enjoy the best of connected life, it launched resources that facilitate life of customers and also entertain them at the same time. These are: Torpedo Recado service, which converts voice mail messages into SMS text; Vivo Som de Chamada, which allows customizing the sound heard by users upon calling another Vivo mobile phone; and Soletrando Mobile, a game bringing to the handset screen the “Caldeirão do Huck” program of TV Globo. There was also communication of international roaming packages to reach customers travelling abroad.

Two years ago, with the “Conexão como nenhuma outra” subscription, Vivo improved its positioning in approaching the business in a more emotional manner, introducing subjects such as love, connection and transformation with the following concept: “Love connects us. Connection transforms us”. This message completes the brand signature, showing Vivo’s commitment to serve its customers as well as its belief in that connection allows the power to transform people. In view of this, communication shows to the public the Vivo way of thinking, acting and making business, converging interest and virtue through offer of an essential service and promotion of access, inclusion and empowerment of people, promoting conscious use of the connection and society development.

In order to get closer to its customers, the Company invests every time more in Branded Content actions, migrating from traditional communication formats to participate in the daily activities of consumers, demonstrating its position through the development of relevant contents and that offer entertainment. An example, was the continuity of the Vivo On project, an exclusive event in which students could discuss ideas and trends in the on-line world.

This year, by the Valentine’s Day, Vivo produced a new video clip to render an homage to the 25 years from launching of the “Eduardo and Mônica” song, with its 2.0 release, which is one of the biggest stories of love, connection and transformation. The film was the most seen on YouTube in the world in the first week of its transmission and ranked among the Trending Topics for three days in Brazil and two days on Twitter around the world. It had 1.4 million videos shared on Facebook, with more than 10 million views on YouTube.

Giving continuity to the interactive and entertaining brand communication format, Vivo also launched on-line tutorial videos with Luciano Huck, to facilitate understanding by customers of the services available on Vivo Services Store. Thus, the brand assumes the responsibility of empowering consumers to make better use of the benefits of its services, presenting them in a light and entertaining way. The communication is through five videos made available on YouTube, which have already had more than 200 thousand views.

An initiative carried out together with the Jota Quest band, the Conexão Vivo, promoted the “A Música Transforma” contest, for artists to submit songs and video clips in order to promote new Brazilian musical talents. The winner was elected by popular vote and awarded the prize of participating in two shows of the Conexão Vivo, as well as in the opening of one of the shows of the new Jota Quest tour, celebrating 15 years of the band.

Wire-line Communication

In 2011, the Company developed a communication strategy with the objective of showing evolution of the successful initiatives in 2010, approximating even more its brands to consumers, making its services every time more accessible and stressing the importance of connections to people’s daily activities.

In the wire-line segment, the Company continued promoting relevance of the wire-line telephony service, showing the benefits that go beyond economic advantage. For this, in the first half of the year, the services and plans were positioned as an integral part of a household and applicable metaphors were used promoting wire line before our public.

An in-depth study of class C, which has been growing both in numbers and importance in the Brazilian market, allowed obtaining true insights about communication. The campaign “Tudo que é fixo é melhor” is about important values for this public, such as “a fixed job”, “famíly” and “fixed customer”. In participating in the daily routine of families, an important comparison was made, adding value to the product.

In the second half of the year, the communication strategy included one more objective; namely, that of more clearly evidencing the tangible benefits of having a wire-line telephone, balancing the emotional side of the first films with a rational and stronger aspect. The “Janelas” campaign showed product differentiation, such as “call quality”, “functioning even without electricity” and “certainty of always being able to speak to and know that the person is safe and sound at home” in common situations in the life of the public, reinforcing the attributes of Company services without losing proximity.

For Speedy, this was the big challenge in 2011; that of building a communication platform helping to strengthen the current meaning and attributes of broadband service modernity, showing the concrete and tangible impact of the brand on families’ lives. The objective was to evolve from a speech focused on rational benefits – access, speed, discovery - to a communication of more emotional service benefits, i.e. what people effectively take, achievements, knowledge,  development. All of this with a more modern and technological style.

In order to respond to this challenge, a new language was developed using the “Projeções” visual resource, which helped build a bigger perception of a young brand for all publics, keeping focus on accessibility of offers. This resource proved to be a great success, both in terms of perception and sales, being a platform for the whole year. With it, several matters were addressed in our campaigns, such as “Back to School”, “Performance at School”, “Social Networks” and “Family”.

Further in relation to Speedy, 2011 was the year of the first joint Telefônica and Vivo offer. In November, a campaign emphasized the benefits of having Internet everywhere – at home with Speedy and outside with Vivo’s 3G modem. Besides its commercial importance, this initiative indicated convergent offers in the near future.

The year was also of novelties for Telefônica Empresas, with a large restructuring of its IT area, including services sold and form of sales. In order to communicate these improvements in infrastructure, service desk and security and to consolidate its image in the sector, a campaign was developed whereby an animation resource made an interesting comparison with the target public – officers of large companies – for them to understand in a simple and practical way the reason for hiring services of Telefônica Empresas.

The Ação Proteção campaign, a social initiative against abuse and sexual exploitation of children and adolescents, was re-edited in order to inform and empower people, for the population to think over a matter of little visibility but of great importance.

•           Acquisition, Fidelization and Profitability Offers

There was increase in competition in the Brazilian telecommunications market in 2011. Through understanding of customers’ aspirations, Telefônica | Vivo launched value added innovative services, products and offers ahead of competitors.

For pre-paid and controle  plan customers, the year was marked by even more aggressive offers that stimulated consumption. The main highlight was the popularization of the intra-network long-distance benefit included in mass offers. In wire-line telephony, the Company continues focusing on the on net local unlimited traffic benefit and stressing wire-line differentiations, such as higher quality, security and economy.

The strategy for the Premium segment was based on facilities growth, driven by the Controle  offer, focusing on pre-control migration and recovery of facilities, through improvement of the value proposal for the segment. In relation to wire-line broadband, the strategy was focused on strengthening the benefits brought by broadband to people’s lives and considering Speedy  as the enabler of these benefits, as well as consolidating high speed broadband offer through the new optical fiber network. Regarding pay TV, the strategy was that of fidelizing the broadband and wire-line customer base with directed commercial approach and special offers.

The Points Program, which plays a fundamental role for customer satisfaction, resulted in 1.5 million sets being exchanged for accumulated points in 2011, mainly 3G sets and smartphones. Another highlight is the consolidation of a new method for the exchange of sets for accumulated points, under which accumulated points started to be converted into discounts in Reais (R$) computed in the commercial offer.

The increase in 3G coverage helped increase sales of Mobile Internet service both for access via computer and notebook as well as through smartphone and mobile phones.

In order to better meet customers’ expectations and face increased competition in the market, the Company developed the following initiatives in 2011:

a) First Quarter

In relation to post-paid products, the Company began the year offering the Vivo Você service plans with increase in the number of minutes for DDD calls. It also continued with the “Fale Mais” promotion.

In relation to Controle  plan, it intensified pre-controle  migration, mainly through telemarketing. A review of customer risk levels was carried out, which allowed intensifying migrations to the Controle  plan of lower amount, thus contributing to increase the migrations.

As regards prepaid plan, the Company started 2011 with the Recarregue e Ganhe promotion as its main offer. It has been effective since September 2009 and its fourth phase was launched in February 2011 in all the regions. In order to participate, customer had to register, through payment of a sole adhesion rate of R$11.90 and recharge. The main change in this offer was the inclusion of the long distance benefit (limited to a percentage of bonus) for Vivo in the promotion bonus, in addition to local calls for Vivo and wire-line phones that already existed. The promotion lasted the whole year long, period in which certain regional adjustments were made to meet the commercial aggressiveness needs in each place of business to reach results.

In the mobile Internet service, a new modem offer plan was launched, with limit of 150 MB for   R$ 29.90, with unlimited navigation and speed reduction after the contractual limit is reached.

In wire-line telephony, the value proposal focused on On Net unlimited plans for R$54.90 was maintained. Concurrently campaigns directed to customers with high local and long-distance traffic consumption were started, offering minute plans seeking to increase their fidelity.

In wire-line broadband (Speedy), the highlight is the back to school campaign, which sought to resort to the concept that a home with Speedy  is a school continuation as a learning tool at home.

b) Second Quarter

Regarding the post-paid product, at the end of the 2nd quarter there was launching of a radio product (Push to Talk) for customers in Curitiba, the Vivo Direto. With this product, the Company sought to meet the main needs of customers, which are those of speaking freely without surprises in the telephone bills, with direct and fast communication.

In relation to prepaid plan, in order to increase aggressiveness of the Recarregue e Ganhe 4 promotion, the adhesion charge of R$11.90 was eliminated in DDD 21, 11 and MG calls. In addition, in June there was launching of a new version for DDD11, which combined an increase in the bonus table (from R$200 to R$300 upon recharge of R$12) with right to use 100% of the bonus in long-distance calls upon recharge of R$18.

In the period, for the modem Internet segment, there was launching of the Vivo Internet Brasil - 2 GB offer, with a charge of R$ 89.90. In addition, customers of the Vivo Internet Brasil - 1 GB offer were automatically migrated to this new plan, with the possibility of using a higher limit for the same amount, improving their service use experience. In this period, there was launching of the Vivo Internet Brasil - 4GB plan with a charge of R$ 119.90, benefitting all the users base of the former 2GB plan, which was automatically migrated to this new plan and may now have a better consumption experience.

In relation to wire-line telephony services, a new advertising campaign was launched with an exclusive promotion of free calls from public telephones to customers that bought the  “Plano Fale e Navegue com Orelhão Grátis” for R$54.90 per month. The creative line reinforces the "Valuation of Wire-Line Phone" position.

In relation to wire-line broadband, the promotional offers for a limited time were continued seeking to promote speeds of more than 1Mbps.

c) Third Quarter

In the post-paid plan, the Vivo Direto radio service was expanded to all Brazilian regions and thus consolidated as an attractive alternative in the market.

At the end of July 2011, there was launching of the promotion of tariff reduced to “R$0.05 for Vivo and Wire-line phones” replacing the “Fale Mais” offer of bonus based on minutes. This change occurred due to the long use of the word “minutes” in the campaign (since August 2008), which was made more simple.

In relation to the Controle  plan, in July 2011, due to market demand for high value plans with expense control, there was launching of the controle plan of R$55 and R$80, which besides being suitable for customers with high expense profile, contributed to increase product ARPU, through upgrade between plans initiatives.

In relation to prepaid plan, due to increase in aggressive offers by competitors at the beginning of the year, besides monthly recharge performance below budget in the whole first half of 2011 as well as pre-paid market share loss since May 2010, the Company decided to launch a new mass offer to prepaid customers, the Vivo Sempre, which was launched in  all regions in July 2011, exception in the Northeast region. It allows customers to speak to any Vivo (DDD) phone in Brazil for only R$0.05 per minute, as well as to speak to local wire-line phones for only R$0.25 per minute (excepting São Paulo, where the tariff is R$0.10 per minute). In order to participate, customers had to register paying the adhesion charge of R$6.90 and recharge. The higher the recharge amount, the more days customer would have to speak at the promotional tariffs with the possibility of participating in the promotion for up to 6 months. This launching represented a change in the concept of offers to prepaid customers, considering that since 2009 the method involved concession of bonus and now it started to be through a reduced tariff.

In September, there was national launching of the Internet package of R$9.90 for 30 days, which also included a communication campaign in its first month, under the Vivo Sempre concept, to wit “Vivo Sempre, agora também é internet.” Alike the other Internet plans, this maintains its characteristic of unlimited use, only reducing data transmission speed after customer reaches the contractual limit.

The Recarregue e Ganhe promotion, which lasted together with the Vivo Sempre promotion during the entire second half of the year, started to charge the adhesion charge of R$11.90 in August in all regions (excepting the Northeast region and DDD 11 for which the charge was R$9.90), in order to increase profitability of the customer base and promote participation of customers in the new promotion.

At the beginning of July, wire-line telephones started to be sold with promotional prices of R$39.90 and R$29.90 with 500 local minutes reducing the entry price and reinforcing the position of better quality of the Telefônica wire-line phone and seeking to continue the campaign for valuation of wire-line phone.

Regarding wire-line broadband, a new position focusing on young public was adopted, highlighting the benefits brought by Speedy  to the family. A new price level of R$29.80 was established (popular broadband) in order to address the needs of lower income customers. This quarter there was beginning of an important campaign for fidelization of the customer base seeking to reduce loss of customers with increase in speed and selling pay TV under special conditions.

d) Fourth Quarter

The value proposal of post-paid plans was reviewed and the Você and Smartphone unlimited  plans were launched. Once more, the objective was to meet the needs of speaking freely without having surprises in the phone bill, this time however with a broader reach.

Also in the period, there was disclosure of the international roaming package reinforcing the strategy of offering products and solutions meeting the needs of customers for them to peacefully live their life plans.

In relation to prepaid and Controle  plans, in order to leverage market share in the Northeast region, a more aggressive version of Vivo Sempre, the Vivo Sempre Ilimitado version was launched. In this plan, customers may speak and send SMS messages on an unlimited basis to any Vivo phone in Brazil for only R$7.50 per month, i.e. R$0.25 per day.

It should be highlighted that launching of such an aggressive offer was only possible due to the beginning of the 1,800MHZ network in the region, reason why it took place in October 2011 and not in July 2011, together with the other regions. With beginning of the 1,800Mhz network, Vivo chip started to be the only one that may be used by any mobile phone.

Beginning of the 1,800Mhz network, which will certainly contribute for the conquest of new customers, since they will no longer need to buy an unlocked set but only a chip, also took place in almost all the regions as from November 2011 (excepting the Mid-West region for which it is scheduled for January 2012). In order to disclose such benefit to customers, a communication campaign was created together with the Vivo Sempre offer, as well as point of sale materials and outdoor media.

In the last month of the year, there was beginning in Paraná and Santa Catarina states of a new version of Vivo Sempre, which includes SMS for only R$0.05 to any Vivo phone in Brazil, besides free of charge registration, increase in validity of the benefit to 30 days in all recharges and benefit valid for 1 year.

Regarding Internet service, there was launching of a synergy offer to customers of the wire-line Internet Speedy service. Subscribers of these services are entitled to a 50% discount on the subscription for Vivo Internet Brasil plans, having access to Internet at home as well as when in movement through a competitive and quality offer.

In November, there was launching of the 3G Plus technology, initially to the metropolitan region of São Paulo, in which users of the 10 GB plans – individuals and the 8 GB plans – legal entities began to benefit from transmission speeds of up to three times that of the 3G offer without having to pay any additional amount for this.

Outside São Paulo, Vivo launched Vivo Fixo and Vivo Box, in the metropolitan regions of Porto Alegre, Rio de Janeiro, Belo Horizonte and Vitória. Among telephony service offers to individuals, Vivo Fixo 60 involves charge of R$ 19.90, or R$ 9.90 per month if customer already has a Vivo post-paid plan. Vivo Box offers convenience and economy with accessible cost. Beginning with R$ 44.80 per month, users may have a combined package gathering Vivo Internet 500 MB with Vivo Fixo 60.

In the wire-line telephony segment, a new advertising campaign was launched with the promotion of R$0.05 per minute in calls to any wire-line phone in Brazil. This campaign sought to reinforce the position of quality and economy of Telefônica’s wire-line phone and also be aligned with the promotion of prepaid mobile services (Vivo Sempre).

In the wire-line broadband segment, the focus continued to be on the offer of R$29.80 with launching of an aggressive Christmas campaign free of any charge until Carnival. The promotion was created to attract customers who have recently bought their computer for Christmas. The efforts for customer base fidelization were continued.

It is important to highlight the fast increase in the volume of new ultra broadband connections via optical fiber thus reaching a new sales level.

•           Corporate Business Unit

Telefônica|Vivo Empresas, a business unit focusing on corporate customers, plays an important role for connection of Brazilian companies, promoting quality communication for organizations of all sizes, integrating communities of companies and their employees and contributing to the development of business value chains.

According to the survey of Instituto Ipsos 2011, Telefônica|Vivo Empresas increased its leadership in the corporate market, reaching the biggest community of corporate customers, with 34% of total. In addition, in 2011, Telefônica|Vivo posted 25% increase in corporate accesses and 17% increase in the balance between customers conquered and those lost by the Company (net gain).

Also according to Instituto Ipsos, Telefônica|Vivo Empresas was considered the best data transmission service provider. This fact is confirmed by the excellent performance of data solutions, with 70% increase in data packages for mobile Internet and 28% increase in modem packages,  in relation to 2010.

Among the main initiatives of Telefônica|Vivo Empresas in the year related to the mobile segment we highlight the following:

- Integration with wire-line telephony operations, particularly integration of sales channels all over Brazil and integration of wire-line + mobile commercial offers;

- Initiatives to increase sales all over the national territory;

- Expansion of the relationship consulting structure, serving 100% of corporate customers;

- Implementation and development of new sales and service channels;

- Launching of Vivo Fixo and Vivo Box in four Brazilian states (Rio Grande do Sul, Rio de Janeiro, Espírito Santo and Minas Gerais); and launching and sales of Vivo Direto – voice service with unlimited direct connection for local and long distance calls between subscribers all over Brazil;

- Development of operating improvements in products, particularly M2M;

- Implementation of a new customer relationship site – Meu Vivo Empresas;

- New mobile Internet, voice, SMS and M2M portfolio.

In the wire-line segment, Telefônica|Vivo Empresas recorded increase of 3.5% in wire-line voice accesses, despite the increase in competition in São Paulo, due to the positive effect from continuation of the good Brazilian economy expansion cycle and the success of customer fidelization and retention actions. In addition to the relative growth, there was increase in digital accesses of the wire-line voice services, with sales of ADA Light, a product focused on customers with more than four terminals. Dados Corporativos was the business line with the highest growth in 2011, with participation of 12.4% as compared to 18% in 2010 in total revenue from wire-line corporate operations.

Among the main initiatives of Telefônica|Vivo Empresas in the year in the wire-line segment, we highlight the following:

•           Carrying out of customer relationship initiatives in the entire commercial and technical chain, improving satisfaction of customers of all sizes;

•           Sale of product package offers;

•           Development of new in-person sale channels;

•           Launching of a new wire-line voice plans portfolio;

•           Expansion of the ultra broadband network in São Paulo, particularly fiber and cable;

•           Expansion of the corporate data portfolio with launching of the Smart management solution and the Metrolan connectivity solution and expansion of the IT portfolio with launching of Web Security Gateway and Managed Security Services, reinforcing the position as integrated Telecom and IT supplier.

For 2012, Telefônica|Vivo Empresas reiterates its commitment to quality and customer satisfaction, connecting companies through the provision of telecommunications services and thoroughly contributing to development of Brazilian enterprises.

3.       Business Performance

Telefônica Brazil and its subsidiaries provide mainly wire-line telephony services in the São Paulo state and mobile telephony services all over the Brazilian territory, through the Switched Wire-line Telephony Service Concession Contract (STFC) and authorizations granted by the National Telecommunications Agency (Anatel). The Company and its subsidiaries also hold authorization from Anatel to render other telecommunications services, such as data communication, broadband Internet, mobile telephony services and pay TV services  (i) by satellite all over Brazil and (ii) using the MMDS technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre.

Infrastructure – Network

In 2011, the Company further consolidated a robust network, able to deliver to customers what they expect. There was progress in the migration of TDM centers to NGN, already reaching 26% of migrated wire-line traffic, in the modernization of the centers as well as in the adaptation of data centers infrastructure.

FWT launching allowed exploration of the wire-line telephony segment in regions outside São Paulo, as a result of the integration of mobile and wire-line operations.

The Company expanded capacity and coverage of its mobile GSM/EDGE and WCDMA networks, in order to absorb voice and data traffic growth.

It implemented the frequency of 1,800MHz, increasing capacity of the mobile network. The Company got even more ahead of competitors with the aggressive growth of the 3G coverage, being absolute leader in this aspect.

At the end of 2011, the mobile network covered 3,702 municipalities in the digital WCDMA, GSM/EDGE and CDMA technologies. This corresponds to 66.5% of the total of municipalities in Brazil or 90.7% of the Brazilian population.

For the GSM/EDGE network, at the end of 2011, there were 645 covered municipalities in São Paulo, 407 in Rio Grande do Sul, 465 in Paraná and Santa Catarina, 170 in Rio de Janeiro and Espírito Santo, 314 in Bahia and Sergipe, 611 in Minas Gerais, 408 in the Northeast Region and 682 in the Mid-West and North regions, totaling 3,702 municipalities covered by this technology.

At the end of 2011, the WCDMA network was present in 440 municipalities in São Paulo, 325 in Rio Grande do Sul, 259 in Paraná and Santa Catarina, 169 in Rio de Janeiro and Espírito Santo, 186 in Bahia and Sergipe, 469 in Minas Gerais, 311 in the Northeast region and 357 in the  Mid-West and North regions, totaling 2,516 municipalities served by this technology.

An important innovation was the launching of HSPA+ (or 3GPlus as commercially known) operating in all the 3G network of the company. This technology was commercially launched in November 2011 in the city of São Paulo and the metropolitan region (DDD 11), allowing customers that have compatible terminals to attain even higher data transmission rates, reaching up to 3 times the traditional 3G  rate.

There was also expansion of wire-line network broadband accesses. The Company’s portfolio of broadband products in ADSL has speeds from 250kbps to 8Mbps. The “Banda Larga Popular” product, which is an initiative of the São Paulo state government,  provides broadband at accessible prices to lower income population. This product already has 600 thousand customers and has speeds from 250kbps to 1 Mbps. Broadband services are also offered using coaxial cable with speeds from 8Mbps to 30Mbps.

There was also implementation of a platform denominated DLM ASSIA in order to improve diagnostic and stability of customers, as well as increase the assertivity index in recommending speed upgrade.

Another highlight is the FTTx, the most advanced optical fiber broadband technology available, allowing speeds of more than 100Mbps. The Company ended 2011 with more than 50 thousand optical fiber customers, 5 thousand of which have the IPTV product – TV transmission together with broadband.

In 2011, Speedy reached 3.5 million customers and sales of new products (16Mbps and 25Mbps)  were started with the VDSL2 technology.

Distribution network

In order to serve its customers, through its subsidiary Vivo, the Company ended the year with 324 own points of sale, with 304 stores (3 concept stores), 18 kiosks, 1 virtual store and 1 telesales channel. These establishments were distributed as follows: 85 in São Paulo, 43 in Rio de Janeiro and Espírito Santo, 35 in Rio Grande do Sul, 37 in Paraná and Santa Catarina, 21 in Bahia and Sergipe, 44 in states of the Mid-West region and 21 in the North region, 29 in Minas Gerais and 7 in the Northeast region.

In addition to the 11,337 points of its efficient network of accredited establishments – retail and resales  –, the Company maintained its leadership, with a total of 11,661 service points.

For credit recharge, pre-paid mobile service customers had in 2011 approximately 600 thousand points of sale, among own stores, accredited agents, lotteries, post offices, banks and small stores, such as drugstores, newsstands, bookstores, bakeries, gas stations, bars and restaurants, which are served by Vivo distributors of physical cards as well as virtual distributors. Recharge is also offered through credit and debit cards, using VISA and Mastercard machines and by telephone as well as certain accredited Internet sites.

Information Systems

The year of 2011 was marked by the merger of Vivo into Telesp. In this new convergent context, the Information Technology area started initiatives for transformation and integration of wire-line and mobile IT operations in order to meet the new business convergence needs, generate efficiency in all processes of the company and leverage attainment of operating synergies. Thus, in the year there was successful launching of several solutions already with the integrated wire-line-mobile vision under an aggressive schedule. Among these, we highlight Vivo Fixo and mobile broadband with discount for Speedy  customers.

In addition, ongoing innovation continued to be one of the main commitments in 2011. With this in mind, there was launching of several projects aiming at offering advanced solutions to end customers generating at the same time increased business efficiency. Among these, we highlight the following:

▪         Use of tablets in the rendering of services at concept stores: this new service concept allows one attendant to render the whole services in a customized and agile way.

▪        Services through SMS: this new channel offers more comfort to customers and also increases accessibility to Company services, since its renders feasible the use by hearing impaired people. In addition, it optimizes use of call center resources and, consequently, service costs. In December 2011, the mark of approximately 1 million customer services via SMS was reached, 18% of which were resolved through electronic self-services.

▪         Creation of a pre-paid credit recharge electronic channel, PDV Celular: This solution offers to the points of sale (PDV) an alternative to physical card. The electronic recharge made through a mobile phone allowed an increase in points of sale capillarity, reduction of distribution logistic costs, reduction of recharge loss due to lack of physical stock of cards and online control of recharge financial flow.

Another IT commitment was that of ensuring business sustainability. Aligned with the Company’s growth strategy, one of the major advances in 2011 was the conclusion of the civil works of the New Datacenter, which provided a modern structure with a Data Hall capacity of 4,600 m2, dimensioned to meet the business growth until 2019.

The New Datacenter was projected observing sustainability principles to reach high quality and efficiency standards, which was decisive for the attainment of several certifications internationally acknowledged to become a benchmark.

▪         Green Seal Certification (LEED) granted by the US Green Building Council which differentiates companies that follow the Civil Construction Residues Environmental Management principles.

▪         TIER III Design Certification and TIER III Constructed Facilities Certification, granted by the Uptime Institute. These certifications confirm, respectively, that the conceptual and executive projects meet the strictest availability and security requirements and that the original projects were strictly followed during the construction process.

Power Use Effectiveness (PUE) index of 1.5 of the Green Grid. According to the Uptime Institute, a typical Datacenter presents average PUE of 2.3. This means that for each 1 watt spent on IT load, other 1.3 watts are spent in facilities (air conditioning and energetic losses). The New Datacenter reached an efficiency index much higher than that of a typical datacenter, and also exceeded the expected index for most modern datacenters, which use more efficient equipment and best practices, which would be of 1.6 according to the Uptime Institute.

Customer Service

In 2011, in the mobile segment, the Company expanded initiatives in the pursuit of sales opportunities through contacts in its customer service channels: call center, services through SMS, services through chat, e-mail and Internet. In only one year it reached volume of 6.5 million businesses in these channels, as compared to 2.6 million in 2010, increasing even more the importance of customer service channels for the Company’s revenue mix.

In addition to the electronic channels already consolidated in prior years, such as MeuVivo  (www.vivo.com.br/meuvivo) and Fale Conosco (e-mail), in 2011 the Company consolidated and expanded all over Brazil the SMS customer services, from 500 thousand in 2010 to approximately 4 million in 2011. The customer satisfaction surveys carried out to date evidence very good acceptance of this channel for customer relation purposes.

The quality and customer service channel expansion initiatives ensured one more year of qualitative leadership. According to Anatel indicators, Vivo maintained all over 2011 the lowest complaint rate (related to the customer base) and the best customer service performance index (IDA) among the four major Brazilian players.

In the wire-line telephony segment, the internal initiatives for improving processes brought positive results. The volume of complaints to Anatel was reduced, on average, by 22% as compared to performance in 2010. Customers satisfaction with in-person customer services in the 131 stores of Telefônica in São Paulo reached the highest historical level ever also the volume of complaints to Procon/SP presents a trend of marked decrease.

Operating Performance

At the end of 2011, the Company reached 71,554 thousand mobile accesses, confirming its leadership with a market share of 29.5%. The figures below show the mobile operating performance:

In relation to the wire-line telephony segment, the Company ended 2011 with 15,311 thousand revenue generating units, up 1.4% as compared to prior year. However, there is a clear change in the mix of services rendered, with a significant increase in the representativeness of broadband accesses on lines in service, from 29.4% in 2010 to 33.1% in 2011.

Broadband - it reached 3.6 million customers at the end of 2011, up 9.5% or 314 thousand net additions in relation to 2010. This evolution reflects customers trust in the Company’s commitment to quality. Access through FTTH (Fiber to the Home) contributed to this growth, with a speed portfolio of 15Mb, 30Mb and 100Mb. The improvement in this service keeps on ensuring low churn level and significant increase in the broadband customer satisfaction level.

Lines in Service – we reached 10,981 thousand customers in 2011, down 2.8% in relation to 2010, due to acceleration in the wire-line-mobile replacement. The continuous growth in the corporate segment partially offset this decrease.

Pay TV  – we reached 699 thousand customers in 2011, up 43.7% in relation to 2010. It should be highlighted that in 2011 the Company started to consolidate the customer base of TVA.

The Company ended 2011 with 86,865 million customers, up 15.2%, to become the biggest telecommunications company in Brazil.

4.             Financial Performance

4.1 Net Operating Revenue

In 2011, the Company posted consolidated net operating revenue of R$29,129 million, up 84.4% in relation to R$15,798 million in 2010. This increase is explained mainly by the consolidation of Vivo S.A.’s results, from April to December 2011 and by the increase in revenue from broadband and corporate data services, in addition to increase in revenue from national long-distance services, due to higher mobile traffic with use of code “15” (operator selection code).

Net operating revenue from sale of goods amounted to R$811.3 million, higher than that for 2010 of R$149.4 million. This variation is related to consolidation of Vivo S.A.’s results from April to December 2011. The commercial activity with conquest of SIM Card customers and better negotiation with suppliers, significantly impact the result of this account.

Operating Costs and Expenses

Operating costs, excluding depreciation and amortization, increased 81.7%, reaching R$ 18,745 million in 2011. This is mainly due to the consolidation of Vivo S.A.’s results from April to December 2011 and the increase in expenses with services rendered, resulting from the increase in interconnection expenses, offset by the decrease in cost of goods sold and in the Allowance for Doubtful Accounts (PDD).

4.2 Operating Income before Net Financial Expenses

Operating income before consolidated net financial expenses increased 62.6%, from R$3,565.3 million in 2010 to R$5,797.4 million in 2011. This evolution is mainly due to the consolidation of Vivo S.A. for the period from April to December 2011 and the increase in revenue from broadband and data services.

4.3 EBITDA

EBITDA in 2011 was of R$10,383.3 million, up 89.5% as compared to R$5,478.8 million in 2010. EBITDA margin for 2011, in turn, was 35.6%, up 0.9 p.p. in relation to 34.7% in 2010. These changes mainly relate to consolidation of Vivo S.A.’s results, from April to December 2011. Such growth was also due to the increase in revenue from data services and SVAs, as well as revenue from long-distance services.

In million reais – Consolidated	2011	2010

Operating income before financial income and expenses (*)	5,797.4	3,565.3

Depreciation and amortization expenses
Cost of services rendered	3,234.6	1,687.4
Service selling expenses	435.3	123.0
General and administrative expenses	916.0	103.0

EBITDA	10,383.3	5,478.8

EBITDA margin
a) EBITDA	10,383.3	5,478.8
b) Net operating revenue (*)	29,128.7	15,798.3
a) / b)	35.6%	34.7%

 (*) See income statements.

4.4 Indebtedness and Financial Result

Consolidated	2011	2010

Loans and financing (Note 18.1)	(4,947.5)	(1,825.7)
Debentures (Note 18.2)	(1,256.4)	-
Total indebtedness	(6,203.9)	(1,825.7)

Derivative operations (Note 36)	98.2	(27.9)

Indebtedness after derivatives	(6,105.7)	(1,853.6)

The Company ended 2011 with gross debt of R$6,203.9 million (R$1,825.7 million in 2010) or 14.3% of equity (15.6% in 2010). The increase in 2011 reflects the consolidation of Vivo S.A. for the period April to December 2011. The funds raised are 19.3% denominated in foreign currency  (US dollar and basket of currencies - UMBNDES) and 80.7% in Brazilian currency.

The Company seeks to take applicable measures in view of the current market circumstances in order to hedge its debts against the effects from any foreign exchange devaluations.

4.5 Net Income for the Year

Consolidated net income for the year, determined according to the provisions in corporate legislation, amounted to R$ 4,362.2 million in 2011, up 81.8% in relation to 2010, reflecting the consolidation of Vivo S.A.’s results, in addition to better operating and financial performance  of the Company. Net margin was of 15.0%.

In million reais	2011	2010

a) Net income for the year (*)	4,362.2	2,398.8
b) Net operating revenue (*)	29,128.7	15,798.3

a) / b)	15.0%	15.2%

(*) See income statements.

4.6 Investments

In 2011, the Company invested R$ 4,929 million in projects that support the current result and empower it to operate in a competitive scenario over medium term, as well as R$811.8 million in the acquisition of mobile licenses at the auction carried out in December 2010.

A significant portion of the funds was allocated so as to allow growth with quality in services rendered. Investments in maintenance of service quality and customer base expansion represented 67% of the total invested in 2011.

In order to render services to a society every time more connected, significant investments were made to support the strong growth of data service customers, be them of wire-line and mobile services or high speed services dedicated to the corporate market. In addition, the Company is building a broadband future, increasing optical fiber network capillarity in São Paulo, which already has more than 1 million “homes passed”. In addition, investments in national data transmission backbone for national data transmission were made in order to meet the increase in mobile data traffic all over the Brazilian territory. In 2011, more than R$1 billion was invested in order to support all the range of data services offered to customers.

In order to accelerate attainment of Internet potential in several regions of Brazil with repressed demand, the Company significantly pushed ahead the Vivo Internet Brasil project, reaching more than 2.5 thousand municipalities with 3G coverage, a higher number than that of all the other operators together.

In addition to data services, important investments were made in maintenance and expansion of voice service, responsible for a significant portion of revenues. In the mobile segment, in 2011 the GSM network of 1,800 MHz was activated in all the Brazilian territory, which allowed Telefônica | Vivo to be the only operator to be able to offer its services to all sets in Brazil. In addition, the Company innovated in being the first mobile telephony operator to provide, to the same mobile phone, the mobile telephony service as well as push-to-talk with  Vivo Direto, which was a great commercial success. Another innovation was the relaunching of Vivo Residencial, with a wire-line telephony offer to all the Brazilian territory, with use of the mobile network for calls traffic. In the wire-line segment, we point out the investments to recover the wire-line network improving service quality.

Viabilizing the quadruple-play Telefônica | Vivo offer, pay TV investments were made, with service sales being made through different platforms.

In relation to business support infrastructure (systems, points of sale and customer services) a significant amount of funds was also invested. In 2011, besides investments for evolution and improvement of operating systems, construction of the new datacenter was concluded. Located in Santana do Parnaíba/São Paulo, the project considers capacity to meet demand of the Company for the next years and also expresses an important social and environmental commitment providing for water reuse, a sewage treatment station and energetic efficiency of its equipment items and operating systems. We also highlight the investments in maintenance and evolution of call center and Telefônica | Vivo stores.

5.             Capital Market

Telefônica Brazil has common shares (ON) and preferred shares (PN) traded on  BM&FBOVESPA under tickers VIVT3 and VIVT4, respectively. The Company also has ADRs traded on NYSE, under ticker VIV.

VIVT3 and VIVT4 shares ended the quarter quoted at R$ 47.79 and R$ 51.90, thus an annual appreciation of 21.6% and 23.5%, respectively, in relation to Bovespa Index devaluation of 18.1%. The ADRs ended the quarter quoted at US$ 27.82, an appreciation of 13.8% in the year, as compared to Dow Jones index appreciation of 6.2% in the period.

Considering accumulated dividends paid in the year and appreciation in the period, Total Shareholders Return – TSR of VIVT3 and VIVT4 shares in the period was of 25.1% and 27.0%, respectively.

The average daily volume of VIVT3 and VIVT4 shares in the year was of R$774.2 thousand and R$26,712.6 thousand, respectively. In the same period, the average daily volume of ADRs was of US$22,605.5 thousand.

The graph below sets out share performance in the last year:

Shareholder compensation policy

Under the Company’s charter, it must pay minimum mandatory dividends of 25% of adjusted net income for the year, and holders of preferred shares are entitled to dividends 10% higher than those attributable to each common share.

Dividends declared in 2011 by Telefônica Brazil totaled R$ 2.2 billion, as set out in the table below.

		Shareholding Total Gross		Total Net		Gross per share	Net per share	Beginning of
2011	Resolution	Position	(million reais)	(million reais)	Shares	(in reais)	(in reais)	Payment

JSCP	12/12/2011	12/29/2011	617,0	524,5	ON PN	0.514966	0.437720	Up to
						0.566462	0.481492	12/31/2012

Dividends	09/13/2011	09/30/2011	382,4	382,4	ON PN	0.319059 0.350965	0.319058 0.350964	11/03/2011

JSCP	09/13/2011	09/30/2011	1,250.0	1,062.5	ON PN	1.042948 1.147243	0.886505 0.975156	11/03/2011

5.2. Plan for the purchase of shares issued by the Company

On August 11 and 15, 2011, respectively, the Company informed its shareholders and the market in general, of approval by the Board of Directors, of the acquisition of preferred and common shares issued by the Company for subsequent cancellation, disposal or maintenance in treasury, without capital reduction, in order to add value for shareholders. For this repurchase, there was use of part of the capital reserve existing as of June 30, 2011, excepting the reserves mentioned in article 7, letter (a) to (d) of CVM Rule No. 10/80.

The repurchase started on the date of the resolution, and remained effective until October 20, 2011, and acquisitions were on BM&FBOVESPA, at market prices. The Executive Board was responsible for deciding about the moment and quantity of shares to be acquired, be it in a sole operation, be it in a series of operations, as well as the definition of the parameters to carry out the acquisitions, observing applicable legal limits and maximum number of up to 2,700,000 preferred shares and 2,900,000 common shares.

On November 7, 2011, the Company informed approval by the Board of Directors of a new plan for the purchase of common and preferred shares issued by the Company for the same purpose and using the aforementioned reserve.

This new repurchase started on the date of the resolution, remaining effective until November 6, 2012, also acquisitions were made on BM&FBOVESPA, always at market prices, observing legal limits and the maximum number of 2,912,734 common shares and 25,207,477 preferred shares.

At period end, the Company acquired 22,500 common shares and 946,300 preferred shares.

5.3 Shareholding Position

SHAREHOLDING STRUCTURE

Position at December 31, 2011	Common	Preferred	Total
Controlling Group	350,127,371	480,624,588	830,751,959
	91.76%	64.60%	73.81%
Noncontrollingshareholders	31,220,000	261,912,685	293,132,685
	8.18%	35.20%	26.04%
Treasury	239,740	1,477,546	1,717,286
	0.06%	0.20%	0.15%
Total number of shares	381,587,111	744,014,819	1,125,601,930

5.4 Corporate Events

Incorporation of Shares of Vivo Participações S.A. (“Vivo Part”) by Telecomunicações de São Paulo S.A.

In the meeting held on March 24, 2011, Anatel granted prior authorization for the Corporate Reorganization operation involving the Company and Vivo Part, also Statute No. 1,970, of April 1, 2011 was published in the Federal Official Gazette of April 11, 2011.

The Special Shareholders’ Meeting of April 27, 2011 approved the Share Incorporation Protocol and Rationale entered into by the Company and Vivo Part. The common and preferred Company shareholders and common shareholders of Vivo Part had up to May 30, 2011 to exercise the right to retire.

Concentration of SMP Authorizations and Shareholding Structure Simplification

The Board of Directors meeting of Vivo Part, held on June 14, 2011, approved the proposal for concentration of authorizations for rendering SMP services, thus unifying the operations and the Authorization Records for SMP services at Vivo S.A.

On August 16, 2011, Anatel approved the Corporate Reorganization on the terms of Statute No. 5,703, published on the Federal Official Gazette of August 18, 2011.

In compliance with the provisions of Law No. 6,404/76, on September 12, 2011, an independent company prepared a valuation report on book net equity of the Company (base date as of August 31, 2011), containing part of Vivo Part assets corresponding to SMP operations in the Minas Gerais state, which was included in equity of Vivo S.A., also the net assets of Vivo Part were incorporated by the Company. At the base date, book net equity value of Vivo Part was assessed at R$10.3 million.

The Board of Directors meeting of September 13, 2011, approved, ad referendum of the general shareholders’ meeting of Vivo Part: i) the valuation report of the Company’s book net equity value; and ii) the Merger Protocol and Rationale (“Protocol”) for the merger of Vivo Part into the Company.

The Special Shareholders’ Meeting held on October 1, 2011, approved the valuation report of the book net equity of  Vivo Part (as of base date of August 31, 2011), containing the part of assets of Vivo Part corresponding to SMP operations in the Minas Gerais State, incorporated as of said date to equity of Vivo S.A. The net assets determined by said valuation report amounted to R$833 million, which were used to increase capital of Vivo S.A. through subscription of shares by Vivo Part, which were paid through the assignment of assets and rights.

The Special Shareholders’ Meeting of the Company of October 3, 2011 approved merger of Vivo Part into the Company. On said date, Vivo Part was dissolved and Company changed its company name to Telefônica Brasil S.A., thus reflecting its actuation at national level. Due to such change, Company share tickers were changed as from October 6, 2011 (inclusive), from TLPP3 (common shares) and TLPP4 (preferred shares) to VIVT3 and VIVT4, respectively, with consequent name change in the stock exchange trading floor to TELEF BRASIL.

Rendering of STFC services outside São Paulo by Vivo S.A.

On August 18, 2011, there was publication in the Federal Official Gazette of Statute No. 7012 of Anatel, authorizing Vivo S.A. to render Switched Wire-Line Telephony Services (STFC) to the public in general, under the local, long-distance and international long-distance modalities in  Regions I and II of PGO (outside São Paulo). Vivo will operate at national level, excepting in the São Paulo state where the Company operates.

6.             Shareholding Structure

7.             Corporate Governance

The fundamental corporate governance principles of Telefônica Brasil are described in its charter as well as in its internal directives which supplement the concepts found in laws and regulations that discipline the securities market.

The objectives of these principles, which guide Company management activities, may be summarized as follows:

•         Maximization of Company value;

•         Transparent accountability at the Company and in the disclosure of important information to the market;

•         Transparence in relations with shareholders, employees, investors and customers;

•         Equal treatment to shareholders;

•         The essential Board of Directors role in Company supervision and management as well as in rendering accounts to shareholders;

•         Board of Directors actuation related to Corporate Responsibility, ensuring organization perennity.

Inspired by these concepts and in order to promote good corporate governance, increase quality of information disclosures and reduce investor uncertainties, the Company has introduced internal rules and policies in order to make its practices clear and objective. The Company believes that these measures benefit shareholders, current and future investors, as well as the market in general. Among the measures adopted by the Company, we highlight the following:

 (a) Implementation of the following internal rules:

(i) Policy on Communication of Relevant Acts and Facts: This policy was implemented under a Board of Directors resolution to comply with the provisions of CVM Rule No. 358/02 in order to establish rules for the disclosure of significant information to the market.

(ii) Internal Code of Conduct: It was implemented under a Board of Directors resolution. It establishes conduct standards for issues related to the securities market, not only in relation to legislation, but also to ethical and professional responsibility criteria.

(iii) Directive on Information Communication to the Markets: It regulates the basic principles for processes and control systems related to information to be disclosed to the market. It aims at ensuring quality and control over such information, thus meeting the requirements established for this matter by legislation regulating the markets in which Company securities are traded.

(iv) Directive on Registration, Communication and Control over Financial and Accounting Information. The Board of Directors approved this directive that regulates internal procedures as well as the control mechanisms for preparation of the Company’s financial and accounting information, ensuring application of adequate accounting practices and policies.

(v) Code of Conduct for Finance Employees: Directive that establishes conduct standards for people with trustful finance positions at Telefônica Brazil and its subsidiaries, their access to privileged and confidential information and the conduct standard to be followed in these situations.

(vi) Directive on Prior Approval of Services to be Rendered by Independent Auditor. It establishes criteria and procedures for taking out independent auditor services, always with prior approval of the Audit and Control Committee. Its provisions take into consideration CVM rules related to the matter, as well as applicable US legislation. It was implemented with the approval of the Audit and Control Committee.

(b) Implementation of Board of Directors committees:

•         Audit and Control Committee;

•         Commercial Service Quality Committee; and

•         Professional Appointment, Remuneration and Corporate Governance Committee.

(c) Establishment by the Audit and Control Committee of procedures for receiving and treating denunciations related to accounting and audit matters (Denunciation Channel).

The Company’s internal rules related to the conduct to be adopted aim at avoiding any practices against good governance as well as conflicts of interests are defined in internal directives, particularly its Internal Code of Conduct on Matters Related to Securities Market. The Executive Board, Board of Directors members and any other employee with access to sensitive information are subject to the restrictions imposed by such regulations. This internal directive defines negotiation blackout periods and establishes rules to avoid and/or treat situations of conflict of interests.

7.1 Investor Relations

In order to attain fair valuation of its shares, the Company adopts practices that aim at clarifying its policies and events occurred to shareholders, investors and analysts.

Significant information is made available on the Internet portal (www.telefonica.com.br/investidores) in Portuguese and English. All the communications, significant facts, financial statements and other company documents are filed with the regulatory agencies; namely, the Securities and Exchange Commission (CVM) in Brazil, and Securities and  Exchange Commission (SEC)  in the USA . In addition, the Company has an Investor Relations team to dispel doubts by phone or through individual meetings, when requested.

7.2 Board of Directors

Under the Company’s bylaws, its Board of Directors shall comprise at least 5 (five) and at most 17 members, for term of office of three years, with the possibility of being re-elected. The Company’s current Board of Directors comprises 16 members, all shareholders, one of them being elected by preferred shareholders, in a separate voting, and the others are elected by common shareholders.

Board of Directors meetings are held every three months and, extraordinarily, whenever necessary, when convened by its chairman. Board of Directors resolutions are made by majority voting of its members in office, also the chairman is entitled to a common as well as a casting vote in case of voting tie. The chairman is also responsible for representing the Board in convening the General Shareholders’ Meeting; chairing the General Meeting, appointing a secretary among those present to the meeting; convening and chairing Board meetings; using the casting vote, which is attributed to him by the bylaws, in case of tie in Board resolutions and; authorizing acts, in urgent cases, “ad referendum” of the Board of Directors.

7.3 Company Executive Board

The Executive Board is the body representing the Company, whether as claimant or defendant, and its members are responsible for carrying out all the acts that are necessary or convenient for Company business management purposes. Executive Board members are elected by the Board of Directors for a maximum term of office of three years, with the possibility of re-election.

Under the bylaws, the Executive Board shall comprise at least 3 and a maximum of 15 members, whether shareholders or not, residents in Brazil, to be elected by the Board of Directors. The Executive Board currently comprises 5 members, being elected for the following positions: CEO, General and Executive Officer, Finance and Investor Relations Officer; Controlling Officer and General Secretary and Legal Officer.

7.4 Code of Conduct for Employees (Conduct Principles)

The Conduct Principles, current code of conduct of Telefônica Group, were approved in 2006 and are valid for all of its operations worldwide. The document includes general principles related to matters related to honesty and trust, respect to laws, integrity and respect to human rights. It further includes specific principles prepared in order to ensure trust of all significant strategic publics.

This document was countersigned by the Board of Directors of Telefônica Brazil in April 2007. Since then, the Company has carried out several initiatives in order to ensure that all of its employees get to know and apply such guidelines in their daily activities. For this purpose, an online course was developed about Conduct Principles, to be applied to all employees. Information related to Conduct Principles is also periodically disclosed through internal communication media.

All Company professionals have access to channels to denounce anonymously noncompliance with these Principles. The Company also maintains in operation the Conduct Principles Committee, comprising representatives of the areas of Institutional Relations, Human Resources, General Secretary and Legal Executive Board and Internal Audit, which meets periodically to discuss matters related to the Conduct Principles.

7.5 Supervisory Board

The Company’s Supervisory Board is maintained on a permanent basis. Supervisory board members are elected by the General Shareholders’ Meeting for term of office of 1 year, with the possibility of re-election. Under corporation law, preferred shareholders are assured of electing an effective member and an alternate member of the Supervisory Board in separate voting, without participation of controlling preferred shares.

Under a legal provision, remuneration of Supervisory Board members, besides refund of expenses with transportation and lodging necessary for carrying out the duties related to the function, shall be established by the General Shareholders’ Meeting electing them, which may not be lower, for each member in office, than 10% of that which, on average is attributed to each Executive Board member, not computing benefits of any nature, entertainment allowances and profit sharing.

Under the bylaws, the Supervisory Board shall comprise at least 3 (three) and a maximum of 5 (five) effective members with equal number of alternate members. The Company’s Supervisory Board currently comprises 3 effective members and 3 alternate members.

7.6 Audit and Control Committee

It was implemented in December 2002 as an ancillary body linked to the Board of Directors, operating under own regulations approved by the Board of Directors. As per the Committee regulations, the Committee shall comprise 3 (three) to 5 (five) members, periodically appointed among the independent Board members. Their term of office is the same as that of Board of Directors members. The Audit and Control Committee currently has 3 Board of Directors members.

Without detriment to any other duty attributed by the Board of Directors, the Audit and Control Committee has the prerogative of informing and/or making recommendations to the Board of Directors, regarding the following matters:

  Appointment of independent auditor, the conditions for taking out such services, the term of these professional services and, if applicable, service contract revocation or extension;
  Analysis of Company accounts, ensuring compliance with legal requirements and correct application of generally accepted accounting principles;
  Results of each internal and independent audit, as well as measures of management related to the recommendations from the auditors;
  Adequation and integration of internal control systems;
  Enforcement of the independent audit service contract, endeavoring for the opinion on annual accounts and contents of the independent auditor’s report to be clearly and precisely written;
  Receipt by the internal auditor of information about significant deficiencies of control systems and financial conditions identified.

7.7 Independent Auditors

In compliance with CVM Instruction No. 381, dated January 14, 2003 and Circular Letter CVM/SNC/SEP No. 01/2007, dated February 14, 2007, the Company and its subsidiaries inform that the Company’s policy before its independent auditors related to rendering of services not related to the independent audit is based on auditor independence principles. These principles are based on the fact that auditor should not audit its own work, not carry out company management duties, nor advocate in favor of customer or render any other services that are considered prohibited by ruling standards, thus maintaining independence of works carried out by audit service providers.

In 2011, no services other than independent audit services were provided by the independent auditors Ernst & Young Terco Auditores Independentes SS.

8.             Human Resources

With the integration between Telesp and Vivo operations, the wire-line and mobile operation teams started to work together in order to attain the objective of building the biggest integrated operator in the South Hemisphere.

In this context of changes and adaptations, the human resources focus was turned to the construction of a sole culture, to allow a favorable internal climate in order to face coming challenges and maintain high employee commitment level.

Among several initiatives, we highlight the work of implementation of the employer brand, which started to be Telefônica | Vivo.

Despite the various projects for integration of policies, processes, systems and practices, internal climate survey results were better than those for the prior year. Even with the integration, the Climate Survey 2011 indicated high favorable level of 85.7%.

This resulted in the Company’s receiving the following important awards:

• Best company to start a career, according to Guia Você S/A As Melhores Empresas para começar a Carreira 2011. This new award makes the Company rank before other big companies, such as P&G, Bradesco and Dow, among others;

• Highlight in the ranking of the Biggest and Best Companies to Work 2011, and 22nd place in the ranking of the 100 Best Companies to Work, of the Great Place to Work Institute.

8.1 Interaction

In 2011, internal communication was focused on integration of Telefônica and Vivo teams, facilitating access to information about this process. Another important step was the preparation of employees to act like Company spokesmen in social networks, showing the importance of this for the consolidation of the Company’s public image.

Employees were informed on a timely and transparent basis about important steps of the integration process. In order to integrate information for all, there was creation of an Integration Hotsite, with news, new policies, data about the two companies and other significant information.

In a process of continuous evolution, Corporate Internet gained increased interactivity with social media (Facebook, Twitter and Google+). Employees were prepared to act as heralds of Telefônica | Vivo initiatives, through posts in their social networks, sharing for this contents on the Corporate Intranet. The assumption is that each professional may become a Company ambassador on social media and, thus must know their responsibilities, attributions and risk of inadequate messages. The project has as second objective the disclosure of Telefônica | Vivo profile in social networks.

Interactivity was also confirmed in social responsibility actions. An example, is the blog for Volunteers’ Day, in which employees recorded their experiences and also posted them in their social networks.

In addition, there was launching of new internal channels of the Company. More than 20 thousand employees now have a daily newsletter, the “Conectados - Informativo”, as well as the “Conectados - Executivo”, an electronic newsletter destined to executives. All news and information are available in  “Conectados – Intranet”.

8.2 Remuneration

The Company adopts salary structure and remuneration policies compatible with best market practices. The target is to attract and retain the best professionals in a very competitive segment and recognize individual performance according to the attainment of targets and results achieved.

The variable compensation programs and a wide variety of benefits complete the total compensation package.

The concept of total compensation aims at paying nominal salary within market average considering companies that best remunerate their employees.

In 2011, 4,228 professionals were promoted and 3,960 were included in the salary review process (salary changes).

8.3 Development Programs

In the current Brazilian market scenario, where lack of talents is one of the issues that most concern companies, one of the challenges of the Company is to develop and prepare its  teams to maintain leadership and business sustainability. Thus, continued investments were made in education programs and training, which would contribute to the organizational culture and skills essential for the business, involving the entire network of effective professionals and partners, in a year of integration of the wire-line and mobile companies.

In 2011, we invested approximately R$ 15 million in education, involving more than 150,000 participations of effective employees and partners, in a total of approximately 400,000 hours of in-person training.

The main educational activities focused on leadership development, commitment to customer culture, corporate matters and specific matters related to business areas, technical training and technology and methodology certifications.

With programs aligned with business strategies, corporate skills and organizational values, the Company reported the participation of:

•         260 employees with subsidized specialization and language courses;

•         148 employees benefitting from incentive to attain first graduation;

•         120 employees in international programs;

•         77 methodology and technology certifications.

Consolidating the strategy of education aligned with business, 7 million training hours were incurred in remote training of effective employees and partners.

Company commitment to employees is to promote a collaboration, integration and trust  environment in which people are trained and encouraged to act with autonomy, using their maximum potential to build a culture that makes the organization every time more adaptable and innovative.

8.4 Benefits

In 2011, the Company invested more than R$ 275 million in employee benefits.

•         R$ 120 million in health expenses (health care and occupational health), offering one of the best health plan in the market. PLAMTEL (Telesp Health Care Plan) covers health care provided for by legislation but also other health care specialities;

•         R$ 131 million in meal and food benefits;

•         Private pension plan for its employees, in which for each R$1.00 of contribution made by employee the same amount is contributed by the Company;

•         R$ 2.6 million in life insurance for employees (18,885 employees/Dec. 11);

•         R$ 7.2 million invested in day-care or baby-seating allowance, benefitting employees who are working fathers or mothers;

•         R$ 13.8 million invested in transportation vouchers (average of 6,546 professionals /month);

•         Agreements with entities linked to the telecommunications segment and the Company, such as: ABET (Beneficent Association of Employees of Telecommunications Companies), Coopertel (Telefônica Group Employees Credit Cooperative) and the Telesp Club;

•         Creation of a Jogging and Walking Group, developed to help professionals start or maintain regular physical exercises. All necessary assistance is offered to 200 “athletes”, including medical and nutritional evaluation, physical trainer coaching in in-person classes and online support;

•         Structure with thirteen outpatient units in the main Brazilian capital cities, which provide customized quality services to employees in their place of work. Outpatient services focus on assistential medicine. In view of this, all of them are duly equipped and have physicians and nurses who provide customized integrated assistance to each employee, according to their needs;

•         Occupational Health Program  – it promotes work conditions ensuring high life quality level at work, protecting professionals’ life and health and promoting their physical, mental and social well-being, avoiding illnesses and accidents;

•         Como e Vivo Bem program – customized program of eating re-education based on a multidisciplinary approach, which follows the guidelines of the Latin American Obesity Council, American Cardiology Association, Brazilian Endocrinology Society and World Health Organization. It is offered to all effective employees of Telefônica | Vivo, service providers and pregnant wives of employees;

•         The Nascer Bem program for pregnant women assistance and monitoring offers theoretical and practical information and monitoring during the pregnancy period, promoting health, well-being, tranquility, safety and life quality to pregnant women, parents and future babies. The program accepts participation of effective pregnant employees and their husbands/cohabitants; effective employees whose wives are pregnant;  outsourced professionals and pregnant daughters of effective employees that participate in the health plan of Telefônica | Vivo;

•         Vivo Amigo program – developed to provide employees and their dependents with psychological, financial, legal and social assistance when going through hardships. It acts in emergencies (accidents, deaths, serious maladies), providing support to the family and co-workers. The target public is employees and their legal dependants  (spouse/cohabitant and children);

•         Vivo em Movimento gymnastics at work program  – sessions are carried out in the work place with specialized professionals who propose to employees choreographed and ludic activities, massages and postural advice;

•         Vivo e Deixo Viver program – it aims at helping smokers stop smoking. It is based on a clinical and psychological approach. The objective is to promote life quality and health with change in smoking habits, thus improving the level of awareness of illnesses related to smoking and avoiding high blood pressure, coronary and respiratory sicknesses, among others;

•         Celclube – its mission is to contribute to life quality of employees, offering to associated employees and their families activities for all tastes in the sports, culture and leisure areas.

8.5 Employee Profile

Distribution by age

Distribution by Length of Service at the Company

Distribution by Gender  - 2011

18% of officers are female.

Note. It does not consider trainees

Distribution by Macrofunction

9.             Social and Environmental Responsibility

Telefônica Brazil believes that responsible management of economic, technological, social and environmental aspects of its business will allow it to obtain consistent results and leverage its vision of converting possibilities into reality. As such, it seeks to promote sustainable development of the sector and society through its technologies and the construction of transparent and respectful relations, in order to conquer trust of its employees, customers, shareholders, partners and society.

Such vision is put in practice based on its sustainability strategy, supported by three fundamental pillars for generation of value for all of these publics:

Management of impact of matters with direct influence on reputation, based on our Conduct Principles, the basic rule in which the policies and rules involving Company relationship with its publics originate.

Business opportunity management with positive impact on society, through digital inclusion, combat against climatic changes and social commitment.

Commitment of stakeholders through transparent communication and effective dialog with all of its relationship publics, to identify their expectations and consider them in its action plans. For this, the Company has been reinforcing in the last years its actuation in social media for believing that they allow its approximation to society as a whole.

9.1 Environment

Aware of the positive and negative repercussions from its activities on environment, the Company has assumed the commitment of working for its operations to be carried out respecting environment and contributing to sustainable progress. This strategy is based on two actuation pillars:

a) Climatic Changes – the Information Technology and Communication Solutions (TIC) allow reducing the environmental impact from other sectors, both due to the adaptation possibilities offered to combat climatic changes as well as reduction of its carbon dioxide emissions. For this, the Company created in 2008, the Climatic Changes Office, a global area in charge of ensuring reduction of electricity consumption and emission of greenhouse gases resulting from the Group’s activities in the world, and promoting development of services allowing increased efficiency for customers and other sectors.

The Company calculates Greenhouse Gas (GEE) emissions, based on an internal methodology applicable to all the Telefônica Group based on standards known as Greenhouse Gas Protocol, IPCC and environmental rule 14064. The result of this work led to total CO2 emission of 117,232 tons in 2010* in its wire-line and mobile operations.

Implementation of energetic efficiency initiatives made the Company to be considered in 2011, for the fourth time in a row, a Leading Company in the Prêmio Época Empresa Verde award, previously denominated Prêmio Época de Mudanças Climáticas. The award, granted by Época magazine (Globo publishing house) with the technical support of PricewaterhouseCoopers, highlighted initiatives of companies that have environmental policies to reduce green house gases.

b) Environmental Management System – Telefônica establishes the minimum management requirements for all of its companies in the world, irrespective of their geographic position or activity. The assumption is continuous improvement, compliance with laws in force and control over its ecological footprint (indicator that shows how many natural resources are being used by the Group), in order to reduce the impacts on environment.

(*Data on greenhouse gas emissions of 2011 will be concluded in the next months.)

9.2 Social investment

The Company carries its investments in social projects through Fundação Telefônica, established in Brazil in 1999 and present in Spain and 12 other Latin American countries. The institution aims at contributing to the social development of communities where the Company operates, through access to education, improving educational quality and dissemination of knowledge.

In 2011, with the process of integration between Telesp and Vivo, Telefônica Foundation initiated the project to absorb Instituto Vivo, which should be completed in early 2012. As a result, the Foundation began to expand its activities to the entire national territory. Until then, most projects were concentrated in São Paulo, working area of Telesp. It also gave priority to four courses of action: Combating Child Labor, Education and Learning, Local Development and Volunteerism.

9.3 Sponsoring

Telefônica sponsors activities with the main objective of democratizing population access to culture, promoting social inclusion through sports and social use of Information and Communication Technologies (TIC). Among the initiatives conducted in 2011, we highlight the following:

a)     Campus Party Brazil: The Company once again officially sponsored the biggest technology and innovation event, in its 4th edition from January 17 to 23, 2011, at the Centro de Exposições Imigrantes, in São Paulo. The event involved 600 hours of activities and four thematic zones; namely, Innovation, Science, Creativity and Digital Entertainment. Each of them involved competitions, lectures, workshops and debates to enrich experience of the attending public. Names of great participants were Al Gore, Tim Berners-Lee and Steve Wozniak. The event gathered 6,800 campus party participants, 4,700 of which camped there.

b)    Telefônica Sonidos: In 2011, the Company gave continuity to the “Sonidos” platform, a series of musical events that mixes several musical culture genres on a sole stage. More than 20 thousand people attended the seven free editions conducted in the year at the Ibirapuera Park, under the theme “Misture-se”. The 2nd edition of Telefônica Sonidos Festival Mundo Latino took place on August 26 and 27, with large exchange between Brazilian and Latin American artists on the two stages in the Jockey Club of São Paulo.

c)     Sports: In 2011 the Company supported the sports and educational project Eu Vivo Esporte Craíbas, approved by the Sports Incentive Law and conducted by Fundação Teotônio Vilela in the municipality of Craíbas (Alagoas state), applying the sports technology of Minas Tênis Clube in the three modalities sponsored by Vivo (football, volleyball and basketball) and digitally including children from 9 to 16 years of age.

In the same year, the Company inaugurated eight units of the Centro Telefônica de Basquetebol, structured to identify and develop skills in playing basketball of children in schools of 12 municipalities in São Paulo, from 10 to 17 years of age. The project’s godmother is the former professional player Hortência Marcari.

The Company gave continuity to sponsoring of the male team of Franca Basquetebol Clube (Vivo Franca) and of Vôlei Minas (effective until 2014), in order to strengthen the link with the brand in the region of origin of the two teams.

Effective until January 2015, the sponsorship to CBF for the male and female football teams in the base to main categories allows national visibility linked to the most popular sport in Brazil, ensuring only to Vivo exclusive content use rights involving the Brazilian team for mobile phones.

d)      Culture: aligned with its position that aims at improving the relationship of individuals with society through collective cultural programs, Telefônica develops projects under collaborative management with artists, cultural producers, public authority agents and private entrepreneurs. In this same line of actuation, there was creation of the platforms Conexão Vivo, of Brazilian musical sector development; Vivo EnCena, of scenic arts; Vivo Arte.Mov., of mobile and locative media; and Vivo Lab, a laboratory of concepts, ideas, experiences and actions. In 2011, approximately 210 projects were sponsored in seven states and more than 500 events took place, with direct audience of 2.2 million people.

10        Prospects

Telefônica Brazil believes that the favorable scenario of the Brazilian economy will be maintained with some moderation in the pace of growth, which will take place mainly by the expansion of the middle class on a not homogeneous basis among Brazilian regions. The telecommunications sector will probably have the broadband, corporate data and TV markets as the main levers of growth.

In relation to national telecommunications market trends, there is a clear movement of the leading companies to develop comprehensive and integrated offerings, and the emergence of new competitors with the launching of the first MVNO operations in 2012 and a new operator in 3G market. This movement of offering bundled products is expected to intensify with the consolidation of companies. Through a sole commercial brand (Vivo), the Company will be well positioned to offer convergent products to its vast customer base. The Company has been working on important projects for synergy between its wire-line and mobile operations that will allow making competitive offers.

In the mobile voice market, the trends are reducing tariffs and increasing traffic minutes. This would be through the acceleration of wire-line-mobile substitution, as a result of promotions that encourage on-net traffic by reducing the cost of interconnection and the end of long distance tariffs. The wire-line voice service has room to grow, especially outside major urban centers. Telefônica Brazil has offered since 2011 Vivo Fixo, a wire-line telephone service with Vivo quality.

The Company believes in mass broadband, which will be directed by the National Broadband Plan of the federal government. In this respect, it entered into a commitment term with the government in order to offer popular broadband through wire-line network in 622 municipalities in the São Paulo state until 2014. However, before this initiative the Company had already offered mobile broadband in Brazilian municipalities where the Vivo 3G network is present. This 3G network served more than 2,500 thousand Brazilian cities at the end of 2011, more than the total number of municipalities served by the other national operators together.

Besides the popular broadband, ultra-broad band should continue growing, since the big companies in the sector will continue expanding organically and inorganically their fiber and cable networks to be able to meet the growing demand for higher speeds and increased consumption. Telefônica Brazil is already the largest fiber optic operator in Latin America, with a base of more than 50,000 subscribers in December 2011 and it will continue to invest to increase coverage, efficiency and profitability of its modern network that is capable of offering speeds of up to 100 Mbps. Its fiber and cable networks already cover about 2 million households.

The mobile broadband market will be heavily impacted by new technologies: (i) the auction of frequencies in the range of 2.6 GHz, through which fourth generation (4G) data services are offered and (ii) the upgrading of current 3G networks through the protocols HSPA / HSPA +.  Quality mobile Internet and large coverage are increasingly a necessity in modern society, fully connected. Telefônica Brazil believes that it should continue to invest in the mobile network to maintain its leadership in connection quality and coverage.

In the regulatory sphere, there will be implementation of the General Competition Target Plan (PGMC) by Anatel, with the obligatory opening up of networks for companies with significant market power, which can bring potential to influence the investments.

The Company believes that the Brazilian telecommunications market is becoming increasingly competitive. Being increasingly closer to its customers, offering quality products and services are key elements to maintain its leadership. To achieve these goals, Telefônica Brazil has been using and disseminating best practices in the industry, actively shared among its worldwide operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 13, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director